   As filed with the Securities and Exchange Commission on June 23, 2000
                                                      Registration No. 333-34342
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                              AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                                  GENUITY INC.
             (Exact Name of Registrant as Specified in its Charter)

                               ----------------

         Delaware                     7370                   74-2864824
      (State or Other     (Primary Standard Industrial    (I.R.S. Employer
      Jurisdiction of      Classification Code Number)   Identification No.)
     Incorporation or
       Organization)           ----------------
                             3 Van de Graaff Drive
                        Burlington, Massachusetts 01803
                                 (781) 262-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ----------------
                                PAUL R. GUDONIS
                      Chairman and Chief Executive Officer
                             3 Van de Graaff Drive
                        Burlington, Massachusetts 01803
                           Telephone: (781) 262-4000
                            Telecopy: (781) 262-3408
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                   Copies to:
 KEITH F. HIGGINS, ESQ.       IRA H. PARKER, ESQ.      JOHN T. BOSTELMAN, ESQ.
  PATRICK O'BRIEN, ESQ.         General Counsel          Sullivan & Cromwell
      Ropes & Gray                Genuity Inc.            125 Broad Street
 One International Place     3 Van de Graaff Drive    New York, New York 10004
  Boston, Massachusetts Burlington, Massachusetts 01803 Telephone: (212) 558-
          02110            Telephone: (781) 262-4000            4000
  Telephone: (617) 951-     Telecopy: (781) 262-3408  Telecopy: (212) 558-3588
          7000
Telecopy: (617) 951-7050

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion. Dated June 23, 2000.

PROSPECTUS
                               173,913,000 Shares

                                LOGO OF GENUITY
                              Class A Common Stock

                                 ------------
We are offering 173,913,000 shares of our Class A common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $12 and $15 per share.
                                 ------------

Our Class A common stock has been approved for listing on the Nasdaq National Market under the symbol "GENU".

                                 ------------

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 9.

                                 ------------

                              PRICE $   PER SHARE

                                 ------------

                                               Price to Underwriting Proceeds to
                                                Public    Discount     Genuity
                                               -------- ------------ -----------
Per Share.....................................   $          $            $
Total.........................................   $          $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to an additional 26,087,000 shares to cover over-allotments. Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. expect to deliver the shares to purchasers on
    , 2000.

                                 ------------

                          Joint Book-Running Managers

Morgan Stanley Dean Witter                                  Salomon Smith Barney

                                 ------------

Bear, Stearns & Co. Inc.
                Chase H&Q
                     Credit Suisse First Boston
                              Goldman, Sachs & Co.
                                                             Merrill Lynch & Co.

                                 ------------

Deutsche Banc Alex. Brown
                Donaldson, Lufkin & Jenrette
                              J.P. Morgan & Co.
                                                                UBS Warburg LLC
    , 2000

                              Inside Front Cover

Top Caption -- The "Genuity" logo appears across the top right.

Middle Left -- This is a picture of a blue globe on a black background.

Right Caption -- "Yesterday you knew us as GTE Internetworking and BBN, the firm that brought you the Internet's first backbone. Today, Genuity brings enterprises and service providers fully integrated solutions by capitalizing on our:
         .  State-of-the-art network
         .  Tier 1 Internet backbone
         .  On-network users and content
         .  Comprehensive service offerings
         .  Internet heritage and focus

Bottom Right -- There are four separate pictures of our network operations center and our data center. The first top right picture is of a person looking at a server. The second top left picture is of computer cables. The third bottom right picture is of computers in our network operations center. The fourth bottom left picture is of a person working on the back of an open server.

Bottom Caption -- "Enabling the Internet Revolution"

                                   Gatefold

Top Caption -- "Genuity's e-Business Network Infrastructure"

Center -- This is a picture of a map of the U.S. with our network. There are orange lines that depict our current fiber cable network and aqua lines that depict additions to our fiber cable network at year-end 2001. Orange diamonds represent points of presence on our Internet backbone. Orange silo shapes represent the current locations of our network operations centers and aqua silo shapes represent additional locations of our network operations centers at the end of 2001. Orange pyramids represent the current locations of our data centers and aqua pyramids represent the additional locations of our data centers at year-end 2001.

Bottom -- There are three boxes with maps. The first box is titled "Japan" with a map of Japan and a smaller map of Hawaii. The Japan map shows one current data center in orange and an aqua line for projected fiber cable at year-end 2001. The second box is titled "Latin America, Mexico, Puerto Rico." This map shows one point of presence, one projected data center at year-end 2001 and our projected fiber cable network at year-end 2001. The third box is titled "Europe." This map shows seven current points of presence on our Internet backbone, our current fiber cable network and our data center in the United Kingdom.

In addition, there is a legend in a box which has the following: orange lines represent current fiber cable, aqua lines represent projected 2001 fiber cable, orange diamonds represent backbone POPs, orange silo shapes represent current NOCs, aqua silo shapes represent projected 2001 NOCs, orange pyramids represent current data centers and aqua pyramids represent projected 2001 data centers.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   9
Special Note Regarding Forward-Looking Statements........................  20
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Combined Financial Data.........................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  37

                                                                          Page
                                                                          ----
Management...............................................................  62
Related Party Transactions...............................................  73
Sole Stockholder.........................................................  80
Description of Capital Stock.............................................  81
Important United States Tax Consequences to Non-U.S. Holders of Class A
 Common Stock............................................................  89
Shares Eligible for Future Sale..........................................  92
Underwriting.............................................................  93
Validity of Class A Common Stock.........................................  96
Experts..................................................................  96
Where You Can Find More Information......................................  97
Index To Combined Financial Statements................................... F-1

                               ----------------

   Until            , 2000, which is the 25th day after the date of this
prospectus, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted.

   For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

   Genuity is our registered trademark in the United States and the Genuity logo is subject to our pending application for registration as a trademark in the United States. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information about Genuity and the Class A common stock being offered in this offering and our combined financial statements and accompanying notes appearing elsewhere in this prospectus. In this prospectus, "GTE" refers to GTE Corporation and its subsidiaries other than Genuity, "Bell Atlantic" refers to Bell Atlantic Corporation and its subsidiaries prior to the merger with GTE and "Verizon" refers to Bell Atlantic doing business as Verizon Communications, the name under which Bell Atlantic will operate after the merger with GTE, and its subsidiaries, including GTE. "Genuity", "we", "us" and "our" each refers to Genuity Inc. and its subsidiaries and not to the underwriters, GTE, Bell Atlantic or Verizon. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of Class A common stock to cover over-allotments and also assumes that the merger between Bell Atlantic and GTE closes concurrently with, or immediately following, the completion of this offering.

                                    GENUITY

   We are a leading e-business network provider delivering managed Internet infrastructure services to enterprises and service providers. An e-business network provider is a facilities-based Internet infrastructure supplier offering a comprehensive set of managed Internet access, web hosting and value-added services to businesses that conduct transactions over the Internet, which we refer to as e-business. The combination of these services allows customers to purchase integrated e-business solutions. Our comprehensive suite of managed Internet infrastructure services includes:

  . Internet access through dial-up, dedicated and digital subscriber lines;

  . web hosting and content delivery; and

  . value-added e-business services, such as virtual private networks for secure data transmission and security services.

   We operate a state-of-the-art global network that consists of:

  . recently deployed broadband fiber optic cable in the United States;

  . points of presence, which are locations where we provide Internet access to end users;

  . secure data centers with redundant fiber connections to our network and backup power sources; and

  . undersea and international fiber optic cable capacity.

   Our large base of on-network users and content, combined with our extensive network, positions us as one of the leading Internet backbone providers in the world, a status commonly referred to as a Tier 1 Internet backbone provider. An Internet backbone is an Internet Protocol-based network that connects users and web content. We believe that service providers are increasingly connecting to networks with substantial on-network content to improve the quality of their customers' experience, which in turn drives demand by enterprises seeking to connect to networks with large numbers of users. We believe that by taking advantage of this demand cycle, which we call the "network effect", we will continue to drive significant demand for our services from both enterprises and service providers and differentiate ourselves from non-Tier 1 Internet backbone providers. As of March 31, 2000, we provided services to approximately 5,000 enterprises and to approximately 400 service providers. Our revenues were approximately $706 million in 1999 and $248 million for the first quarter of 2000, and we incurred net losses of approximately $647 million in 1999 and $210 million in the first quarter of 2000.

   Unlike many recent entrants into the Internet industry, we have more than three decades of experience in designing and implementing the architecture of the Internet and with solving computer networking problems. In 1969, our predecessor, BBN Corporation, designed and helped to implement ARPAnet, which is widely recognized as the basis for the Internet today. Our network is recognized as the first Internet backbone and, accordingly, was designated AS-
1. We also developed the first Internet router, delivered the world's first e-mail message and pioneered the use of the "@" symbol as a universal addressing standard for electronic mail. More recently, we were one of the first to offer commercial installation, maintenance and support of web sites, which is referred to as managed web hosting services, and managed security services through outsourced firewall monitoring.

                                THE OPPORTUNITY

   The Internet has experienced tremendous growth in the past decade and has emerged as an important global medium for communications and commerce. As the Internet and data traffic have grown, the cost and complexity for enterprises and service providers to manage their own network infrastructure demands in-house has increased. As a result, enterprises and service providers seek to outsource their infrastructure needs to Internet infrastructure service providers that can:

  . speed their time-to-market;

  . improve performance, security and the ability to rapidly increase the capacity needed to deliver services, which is referred to as scalability;

  . provide continuous operation of their web sites; and

  . reduce the costs and risks associated with developing an in-house solution.

   As enterprises and service providers continue to outsource these requirements, they demand that Internet infrastructure service providers deliver a high quality Internet experience for their users. We believe leading Internet infrastructure service providers must offer a comprehensive suite of managed Internet infrastructure services, a large base of on-network users and content, reliable and scalable network facilities, Tier 1 Internet connectivity and the experience and expertise necessary to provide a complete Internet infrastructure solution.

                                  OUR SOLUTION

   Our e-business network solution enables our customers to outsource their Internet infrastructure requirements to a single provider and to scale their Internet operations in a cost-effective and reliable manner. The key elements of our solution include:

  . Comprehensive Suite of Managed Internet Infrastructure Services. We offer a broad range of managed Internet infrastructure services, including:
    Internet access; web hosting and content delivery; and value-added e-business services.

  . Large Base of On-Network Users and Content. We carry a significant amount of traffic over our Tier 1 Internet backbone, allowing enterprises and service providers to directly route traffic to, or receive content from, a significant number of other customers without the need to pass through other Internet backbones.

  . State-of-the-Art Network. We operate a state-of-the-art, high capacity global fiber optic network that is highly reliable and scalable and has been equipped with advanced optical electronic equipment. Our network includes over 17,500 route miles of fiber optic cable in the United States, undersea and international fiber optic cable capacity and 10 data centers for web hosting services.

  . High Performance, Tier 1 Internet Connectivity. We provide high performance connectivity to the Internet through our Tier 1 Internet backbone and extensive high speed private connections with other major Internet backbone providers.

  . Significant Internet Protocol Engineering and Architectural Expertise. Drawing upon the breadth and depth of our IP and networking experience and expertise, including over 750 engineers and over 1,100 technicians, we are able to quickly and cost-effectively identify the Internet infrastructure requirements of our customers and design and implement appropriate solutions.

                                  OUR STRATEGY

   Our objective is to be the leading e-business network provider by architecting, building and operating the infrastructure for the Internet economy. The principal elements of our strategy for pursuing this objective include:

  .  leveraging the network effect;

  .  expanding our capacity and state-of-the-art network;

  .  continuing to build and own our network facilities;

  .  expanding our distribution capabilities;

  .  pursuing strategic transactions and alliances;

  .  using our extensive IP and networking expertise to develop new services;
     and

  .  establishing Genuity as a leading brand for e-business network services.

   Our strategy is subject to risks and uncertainties, as we describe in the section entitled "Risk Factors" below, and will require additional funding. We may not be successful in implementing our strategy.

                           OUR CORPORATE INFORMATION

   We have recently changed our name from GTE Internetworking Incorporated to Genuity Inc. Our principal executive offices are located at 3 Van de Graaff Drive, Burlington, Massachusetts 01803 and our telephone number is (781) 262-4000.

                         OUR RELATIONSHIP WITH VERIZON

   We are currently a wholly owned subsidiary of GTE. In July 1998, Bell Atlantic and GTE agreed to enter into a merger of equals transaction. We anticipate that the merger will close concurrently with, or immediately following, the completion of this offering. Following the merger, Bell Atlantic and GTE will operate under the name Verizon Communications.

   Section 271 of the Telecommunications Act of 1996 generally prohibits each of Bell Atlantic's local telephone operating companies from providing long distance services that originate in any state in which it is an incumbent local telephone operating company. This prohibition also extends to services provided by any company in which Bell Atlantic owns an interest greater than 10%. Because we provide services that could be characterized as long distance services in states where Bell Atlantic operates an incumbent local telephone operating company, Bell Atlantic and GTE made a proposal to the FCC under which Verizon will not own more than 10% of our common stock at the closing of their merger. The FCC adopted a memorandum opinion and order approving the merger of Bell Atlantic and GTE on June 16, 2000.

   The FCC order provides that GTE will exchange all of its shares of our outstanding common stock for shares of our Class B common stock, and we will make this offering of our Class A common stock to the public. Immediately following the completion of this offering, the Class A common stock will represent 90.5% of our outstanding common stock, and the Class B common stock will represent 9.5%.

   If Verizon has eliminated applicable Section 271 restrictions, it may increase its ownership interest in us by converting the Class B common stock.
Section 271 provides that the restrictions will be lifted as to a particular state when the incumbent local telephone company satisfies a competitive checklist prescribed by the Telecommunications Act and obtains authority from the FCC to provide long distance services in that state. Bell Atlantic has received the necessary authorization in New York to provide long distance services originating in that state. Verizon must eliminate applicable Section 271 restrictions in the other states in which it operates an incumbent local telephone operating company, either through the Section 271 process or otherwise, including through legislation, in order to increase its ownership in us.

   Under the FCC order, Verizon cannot convert its Class B common stock into more than 10% of our outstanding common stock until it has eliminated, as to at least 50% of the total billable access telephone lines owned in 1999 by Bell Atlantic in its region, the Section 271 restrictions applicable to its operation of our business. We refer to the total billable access telephone lines owned in 1999 by Bell Atlantic in its region as "Bell Atlantic in-region lines." When Verizon has eliminated the applicable Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines, subject in specified circumstances to an obligation to offer its shares to us, it could transfer its shares of our Class B common stock to one or more third parties that would then be able to convert all of our Class B common stock into 800 million shares of Class A common stock. When Verizon has eliminated the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines, it could convert its Class B common stock into 800 million shares of our Class A common stock or Class C common stock, subject to the terms of the FCC order.

   The terms of the FCC order permit Bell Atlantic and GTE to complete their merger. The FCC order also permits Verizon to hold an ownership interest in us that complies with the Telecommunications Act and provides the opportunity for Verizon to increase its interest in us if and when it is lawfully authorized to do so.

   For more information about our capital stock, including the conversion of the Class B common stock, you should refer to the section "Description of Capital Stock."

                                  THE OFFERING

Class A Common Stock
Offered...................  173,913,000 shares

Common Stock to be
 Outstanding:

 After this Offering......  192,169,000 Shares

 Assuming Maximum Class B
   Conversion.............  973,913,000 Shares

                            We have authorized Class A common stock, Class B common stock and Class C common stock. The table below illustrates the number of shares outstanding and the equity ownership and voting percentages associated with these shares immediately following the offering and assuming the conversion of the Class B common stock into shares of Class C common stock to the maximum extent permitted by our certificate of incorporation. Each share of Class C common stock entitles the holder to five votes per share.

                                                After Offering       Assuming Maximum Class B Conversion
                                           ------------------------ -------------------------------------
                                                       Total Equity
                                                        and Voting              Total Equity Total Voting
                                             Shares     Percentage    Shares     Percentage   Percentage
                                           ----------- ------------ ----------- ------------ ------------
                  Class A................. 173,913,000     90.5%    173,913,000     17.9%         4.2%
                  Class B.................  18,256,000      9.5%            --       --           --
                  Class C.................         --       --      800,000,000     82.1%        95.8%
                                           -----------    -----     -----------    -----        -----
                   Total.................. 192,169,000    100.0%    973,913,000    100.0%       100.0%
                                           ===========    =====     ===========    =====        =====

                            The information in the above table is before giving effect to options outstanding under our long-term incentive plans and additional issuances of shares of our common stock and assumes no exercise of the underwriters' over-allotment option.

Conversion of Class B
   Common Stock...........  Under the terms of the FCC order:

                            If Verizon eliminates the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines, it could convert the Class B common stock into 800 million shares of Class C common stock, which immediately after this offering would represent approximately 82% of our total equity and approximately 96% of our total voting power.

                            If Verizon eliminates the applicable Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines and, under the circumstances described in the section in "Description of Capital Stock" entitled "Common Stock--Genuity Right of First Offer," it first offers its shares to us, it could transfer its shares of Class B common stock to one or more third parties that would then be able to convert the Class B common stock into an aggregate of 800 million shares of Class A common stock, which immediately after this offering would represent approximately 82% of our total equity and voting power.

                            If Verizon does not eliminate the applicable
                            Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines, the Class B common stock is convertible into shares of Class A common stock representing only 10% of our total common stock outstanding immediately after the conversion.

                            Our certificate of incorporation contains less restrictive conversion provisions for the Class B common stock than the conversion provisions specified in the FCC order described above. You should refer to the section in "Description of Capital Stock" entitled "Common Stock--Conversion of Class B Common Stock" for a description of the conversion provisions under our certificate of incorporation.

Expiration of Class B
  Common Stock Conversion   Under the terms of the FCC order, if Verizon has
  Rights..................  not eliminated the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines on or before the fifth anniversary of the closing of the merger of Bell Atlantic and GTE, which date may be extended under conditions that we describe in the section in "Description of Capital
                            Stock" entitled "Common Stock--Conversion of Class
                            B Common Stock", Verizon's ability to convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock will expire. If Verizon has satisfied the applicable
                            Section 271 restrictions as to 100% of Bell
                            Atlantic in-region lines on or before that date or any extension, its ability to convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock will not expire. Class B common stock transferred to a third party will not be subject to the expiration limitation.

Genuity Right of First
  Offer...................  As required by the FCC order, if Verizon seeks to sell some or all of its shares of our Class B common stock after eliminating the applicable
                            Section 271 restrictions as to at least 50% but less than 95% of Bell Atlantic in-region lines, Verizon must first offer to sell those shares to us. You should refer to the section in "Description of Capital Stock" entitled "Common Stock--Genuity Right of First Offer" for a more detailed description of our right of first offer.

Conversion of Class C
  Common Stock............  Each share of Class C common stock is convertible by the holder at any time into one share of Class A common stock. Each share of Class C common stock will automatically convert into one share of Class A common stock if at any time the aggregate number of outstanding shares of Class C common stock, together with shares of Class C common stock issuable upon conversion of Class B common stock, constitutes less than 10% of our outstanding common stock.

Transfer of Class C
  Common Stock............  Verizon can transfer shares of our Class C common stock at any time. Each share of Class C common stock so transferred will automatically convert into one share of Class A common stock on the earlier to occur of (1) any subsequent transfer of ownership of such share or (2) the first anniversary of the transfer of such share by Verizon. Accordingly, persons other than Verizon could own shares of Class C common stock.

Voting Rights.............  Except as required by law or as described below, the holders of our Class A common stock, Class B common stock and Class C common stock vote together as a single class on all matters submitted to a vote of our stockholders.

                            Each share of Class A common stock entitles the holder to one vote per share. So long as 50% or more of the shares of Class B common stock outstanding at the completion of this offering remain outstanding, no holder or group of holders of Class A common stock may vote any of their shares in excess of 20% of the aggregate number of the then outstanding number of shares of Class A common stock.

                            Each share of Class B common stock entitles the holder to one vote per share. The holders of the Class B common stock, voting separately as a class, are entitled to elect one of our directors. We are also required to obtain the consent of the holders of Class B common stock before taking specific actions, including making significant acquisitions or dispositions, entering into major business combinations and incurring indebtedness or issuing additional equity securities in excess of specified limits. You should refer to the section in "Related Party Transactions" entitled "Recapitalization Agreement" and the section in "Description of Capital Stock" entitled "Common Stock--Voting Rights" for a more detailed description of these consent requirements, including the circumstances under which these consent requirements may be transferred and when they terminate.

                            Each share of Class C common stock entitles the holder to five votes per share.

Verizon's Right to
  Acquire Additional
  Shares..................  If at any time during the one year following conversion by Verizon or its affiliates of any shares of Class B common stock, Verizon and its affiliates hold shares of Class A common stock and Class C common stock that in the aggregate exceed 70% of the total number of shares of our outstanding common stock, Verizon may acquire from us during this one-year period a number of shares of Class A common stock so that it will own shares of common stock equal to 80% of the total number of shares of our outstanding common stock.

Use of Proceeds...........  For capital expenditures in connection with the expansion of our network infrastructure and general corporate purposes, including working capital and possible acquisitions of and investments in other business and technologies.

Nasdaq Stock Symbol.......  GENU

                        SUMMARY COMBINED FINANCIAL DATA

   The following tables present our summary combined financial data. The financial data presented in these tables are from "Selected Combined Financial Data" and our combined financial statements and accompanying notes included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here.

   Our combined financial statements have been carved out from the consolidated financial statements of GTE using the historical results of operations and historical bases of the assets and liabilities of Genuity. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented.

                                         Year Ended        Three Months Ended
                                        December 31,            March 31,
                                     --------------------  --------------------
                                       1998       1999       1999       2000
                                     ---------  ---------  ---------  ---------
                                      (in thousands, except per share data)
   Results of Operations Data:
   Revenues........................  $ 446,002  $ 706,466  $ 157,283  $ 247,852
   Cost of goods sold..............    492,794    767,498    160,540    283,928
   Selling, general and
    administrative.................    312,916    396,522     93,123    108,336
   Operating loss..................   (464,152)  (645,182)  (137,472)  (198,198)
   Net loss........................   (468,559)  (647,046)  (138,580)  (209,826)
   Basic and diluted loss per
    common share...................     (25.67)    (35.44)     (7.59)    (11.49)
   Basic and diluted weighted-
    average common shares
    outstanding....................     18,256     18,256     18,256     18,256
   Pro forma as adjusted basic and
    diluted net loss per common
    share (unaudited)..............             $   (3.37)            $   (1.09)
   Pro forma as adjusted basic and
    diluted weighted-average common
    shares outstanding.............               192,169               192,169

   The pro forma as adjusted column in the combined balance sheet data below reflects the capital contribution of $178 million by GTE and the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $13.50 per share, after deducting estimated underwriting discounts and offering expenses payable by us.

                                                         As of March 31, 2000
                                                         ----------------------
                                                                     Pro Forma
                                                                         As
                                                           Actual     Adjusted
                                                         ----------  ----------
                                                            (in thousands)
   Balance Sheet Data:
   Cash and cash equivalents............................ $   17,118  $2,400,763
   Working capital......................................   (180,484)  2,245,325
   Property, plant and equipment, net...................  1,629,391   1,629,391
   Total assets.........................................  2,461,854   4,843,663
   Total long-term liabilities..........................     70,584      68,584
   Total liabilities....................................    516,087     470,087
   Stockholders' equity.................................  1,945,767   4,373,576

                                  RISK FACTORS

   Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer, in which case the trading price of our Class A common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

   We have a history of significant operating losses and expect these losses to continue for at least the next several years.

   We have experienced operating losses in each quarterly and annual period since 1996. Given the level of our planned operating and capital expenditures, we expect to continue to incur significant operating losses for at least the next several years. We incurred operating losses of approximately $464 million in 1998, approximately $645 million in 1999 and $198 million in the first quarter of 2000. As of March 31, 2000, we had an accumulated deficit of approximately $1.5 billion.

   We plan to continue to make significant investments to expand our capacity and network infrastructure, develop brand recognition, broaden the range of our service offerings and expand our sales, marketing, technical and customer support personnel. Our capital expenditures program, as currently contemplated, will require between $11 billion and $13 billion during the five-year period ending December 31, 2004, the majority of which will be for the expansion of our network infrastructure. A substantial portion of these expenditures will be made long before any significant revenue related to these expenditures may be realized.

   In addition, our operating expenses are based largely on anticipated revenue trends and a significant portion of our expenses, such as personnel, the leased portion of our network and our real estate facilities and depreciation of our network infrastructure, is fixed. If our revenues fall below our expectations, we would probably not be able to reduce our fixed or variable expenses in sufficient time to respond to the shortfall. If we fail to achieve significant increases in our revenues as a result of our investments, the size of our operating losses may be larger than expected. We may never achieve profitability or generate positive cash flows from operations, and if we do achieve profitability or positive cash flows from operations in any period, we may not be able to sustain or increase profitability or positive cash flows on a quarterly or annual basis.

   If we do not maintain or increase our market share and therefore are no longer considered a Tier 1 Internet backbone provider, we may lose customers and our free peering relationships with other Tier 1 Internet backbone providers. If this occurs, our revenues and operating results may decline significantly.

   We rely significantly on our status as a Tier 1 Internet backbone provider to maintain and grow our market share and compete with other Tier 1 Internet backbone providers, several of which have a larger market share than we do. Any significant loss of market share for our services could cause the loss of our status as a Tier 1 Internet backbone provider, which would make our services significantly less attractive to existing and potential customers and would likely result in a significant loss of revenues. In addition, the loss of market share or our status as a Tier 1 Internet backbone provider would adversely affect our ability to maintain our free private peering relationships with other Tier 1 Internet backbone providers. Currently, these relationships permit us to have direct, cost-free exchange of traffic with other Tier 1 Internet backbone providers and allow us to avoid the congestion of public peering points when directing traffic to users connected to those other Internet backbones. If we are unable to maintain these free peering relationships, our operating costs will increase and our results of operations will suffer.

   To increase or at least maintain our market share and maintain our status as a Tier 1 Internet backbone provider, it is critical that a significant amount of worldwide Internet traffic be carried on our Internet backbone. To generate significant Internet traffic, we must:

  . continue to increase the amount of content available on our network infrastructure by successfully marketing our web hosting and high speed dedicated Internet access services to enterprises, particularly enterprises that operate high traffic web sites; and

  . continue to increase the number of users that access the Internet through our Internet backbone by successfully marketing our Internet access services to service providers.

   We may not be successful in marketing our services to enterprises and service providers if we fail to expand our capacity and network infrastructure to meet increasing demand or to competitively price or expand our services or if we experience network performance and reliability problems.

   If we were to lose a significant portion of our revenues from America Online, we would not be able to replace those revenues in the short term and our operating losses would increase significantly.

   The termination of, or a significant adverse change in, our relationship with America Online would have a material adverse effect on our revenues. America Online accounted for approximately 53% of our revenues in 1998, 52% of our revenues in 1999 and 46% of our revenues in the first quarter of 2000. We expect that revenues from America Online will continue to represent a significant portion of our revenues for the next several years. America Online has the right to terminate its agreement with us on 30 days notice if we materially breach the agreement, including our failure to meet specific performance targets, and fail to cure the breach within that notice period. America Online also has the right to terminate its agreement with us immediately without notice if we commit repeated material breaches of the agreement or if we violate the terms of a few specific material provisions under the agreement. America Online also has the right to reduce its purchase commitments if we, among other things, fail to meet specific delivery and performance targets or fail to meet our obligation to provide most favored customer pricing. In addition, upon a change in control of Genuity, America Online has the right to terminate the agreement. A transfer of Verizon's interest in Genuity to an unrelated party may constitute a change in control of us. You should refer to the section in "Business" entitled "Our Relationship With America Online" for additional information about our relationship with America Online.

   If we cannot obtain the additional capital we will require to fund our operations and finance the expansion of our capacity and network infrastructure, we will have to delay or abandon our development and expansion plans.

   We will need significant additional capital to fund our business plan and achieve profitability. We currently intend to spend $11 billion to $13 billion over the five-year period ending December 31, 2004, of which approximately $1.8 billion to $2.0 billion is expected to be spent during 2000, on the continued expansion of our network infrastructure and other capital expenditures. During the past three years, our capital needs have been satisfied with permanent capital contributions from GTE or financing from its affiliates. However, following this offering, Verizon is not obligated to provide funds to finance our capital expenditures, working capital or other cash requirements. Under the terms of the FCC order, Verizon is not permitted, before the conversion of its shares of our Class B common stock, to provide more than 25% of the debt financing that we are permitted to incur under the Recapitalization Agreement. We may be unsuccessful in raising sufficient capital on terms that we consider acceptable, when needed or at all. If this happens, we would have to delay or abandon our development and expansion plans, which would adversely affect our competitive position.

   We currently intend to obtain additional capital through public offerings or private placements of debt or equity securities or through borrowings under future credit facilities. However, we are required to obtain the consent of the holders of our Class B common stock before issuing any shares of our capital stock in excess of specified amounts and our agreement with Verizon limits our ability to incur debt in excess of specified amounts without its consent. You should refer to the risks described below under "Risks Related to Our Relationship with Verizon", the section in "Related Party Transactions" entitled "Recapitalization Agreement" and the section entitled "Description of Capital Stock" for more detailed discussions of the rights of our Class B common stock.

   If we do not compete effectively, particularly against established participants with greater financial and other resources than ours, we will lose market share, which will make our services less attractive to our existing and prospective customers.

   The market for managed Internet infrastructure services is extremely competitive and subject to rapid change. We expect to encounter increased competition in the future as a result of increased consolidation and strategic alliances in the industry. In addition, we will increasingly compete with foreign service providers as we expand internationally and as these service providers increasingly compete in the United States. If we are unable to compete successfully, we would experience a loss in customers and the revenues that accompany that business.

   Many of these existing competitors have and potential competitors may have greater financial and other resources, more customers, a larger installed network infrastructure, greater market recognition and more established relationships and alliances in the industry. As a result, these competitors may be able to develop and expand their network infrastructure and service offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisitions and other opportunities more readily and adopt more aggressive pricing policies. UUNET, a subsidiary of WorldCom, has substantially greater market share and resources than we do. In addition, WorldCom and Sprint have announced a proposed merger. We believe this proposed merger would substantially increase the market share and competitive position of UUNET, even if it were required to divest itself of portions of its Internet backbone as a condition of the merger. Some of our competitors are able to bundle their Internet service offerings with other complementary services, such as local and long distance voice, data transmission and video services, thereby reducing the overall cost of their services compared with ours. We may not be able to offset the effects of any of these actions.

   We expect that the rates we charge for our services will decline over time, and we may not be successful in reducing our operating expenses or introducing new services that will compensate for these lost revenues.

   We expect to continue to experience decreasing prices for our services as we and our competitors increase transmission capacity on existing and new networks, as a result of our current agreements with customers, through technological advances or otherwise, and as volume-based pricing becomes more prevalent. For example, at specified times during the course of our agreement with America Online, America Online has the right to seek a reduction in the fees paid to us for access ports and digital subscriber line and other broadband services. Accordingly, our historical revenues are not indicative of future revenues based on comparable traffic volumes. If the prices for our services decrease for whatever reason and we are unable to offer additional services from which we can derive additional revenues or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer.

   Our strategy contemplates future international expansion but there are significant operational and financial risks associated with international operations.

   Although we have not derived significant revenues from our international operations in the past, an important component of our strategy is to expand significantly our presence in international markets. As we expand, we will substantially increase our exposure to the risks inherent in international operations, including, among others, the following:

  . general economic, social and political conditions;

  . unexpected changes in legal or regulatory requirements resulting in unanticipated costs and delays;

  . differences in technology standards;

  . tariffs, export and exchange controls and other trade barriers;

  . fluctuations in foreign currency exchange rates;

  . difficulty of enforcing agreements and collecting accounts receivables;

  . adverse tax consequences;

  . changes in United States laws and regulations relating to foreign trade and investment; and

  . inability to offer some services in some countries due to regulatory and other barriers.

   You should refer to the section in "Business" entitled "Our International Operations" for additional information about our existing and planned operations in international markets.

   Further, to expand our international operations, we may enter into joint ventures or outsourcing agreements with third parties, acquire rights to high bandwidth transmission capability, acquire complementary businesses or operations or establish and maintain new operations outside the United States. We may be heavily dependent on third parties to be successful in our international operations. We may not be able to successfully sell our services or adequately establish or maintain operations outside the United States.

   If we are unable to manage our planned expansion effectively, we may incur increased costs, experience capacity constraints and place too many demands upon our management team.

   We are currently experiencing a period of rapid expansion and, if our business plan is successfully implemented, we expect our expansion to continue for the foreseeable future. This expansion will increase our operating complexity significantly and require significant time commitments from our management team and severely restrict their ability to manage our existing business. Our failure to manage our expansion effectively could increase our costs, adversely affect our relations with customers and suppliers, result in insufficient capacity over extended periods of time and adversely affect our revenues and operating margins. Accordingly, our success depends on our ability to effectively manage this expansion and the demands it will impose on our management. In addition to training and managing an increasing number of highly skilled employees, we will need to successfully expand our capacity and network infrastructure and continually enhance our information, management and operational and financial systems.

   If we are not successful in achieving brand recognition for the Genuity name, our competitive position will be weakened and we could lose market share.

   We believe that establishing, maintaining and continually strengthening our brand in domestic and international markets is a critical aspect of our efforts to expand our customer base, solidify business relationships and successfully implement our business strategy. The growing number of companies that offer competing Internet infrastructure services increases the importance of establishing and strengthening brand recognition. However, we only recently changed our name to Genuity. Because our brand is new, it currently has very limited recognition in the market. Our brand may not be viewed positively or be accepted by the market. We intend to incur significant expenses to promote our brand. The expenses we incur toward building our brand, however, may not result in immediate returns and it may be a long time before enterprises, service providers and business partners recognize and make positive connections with our brand. In addition, our brand may be diluted if customers do not perceive our services to be of high quality or if we fail to provide a satisfactory customer service experience. We may not be successful in achieving these goals.

   Our ability to develop, market and support our managed Internet infrastructure services depends on retaining our management team and attracting and retaining highly qualified individuals in the Internet industry.

   Our future success depends to a significant extent on the continued services of our management team. Our management team, which is described in the section entitled "Management", has significant experience with data communications, telecommunications and managed Internet infrastructure services, as well as relationships with many of the enterprises, service providers and business partners that we currently or may in the future rely on in implementing our business plan. The loss of the services of our management team or any significant portion of it could have a substantial detrimental effect on our ability to execute our business strategy.

   Our future success also depends on our continuing ability to identify, hire, train, assimilate and retain large numbers of highly qualified technical, sales, marketing and managerial personnel. The demand for qualified personnel is high and competition for their services is intense. The competition for qualified employees in the Internet industry is particularly intense in the Boston, Massachusetts area where our principal operations are located. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining our current personnel, our business will suffer.

   Our historical financial information may not be representative of our results of operations as a separate entity.

   The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. GTE did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented. Our combined financial statements have been carved out from the consolidated financial statements of GTE using the historical results of operations and historical bases of the assets and liabilities of our business. Our costs and expenses include allocations from GTE for centralized corporate services and infrastructure costs, including legal, accounting, treasury, real estate, information technology, distribution, customer service, sales, marketing and engineering. These allocations have been determined on bases that we and GTE considered to be reasonable reflections of the utilization of services provided to or the benefit received by us. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our operating as a stand-alone company, including increased costs associated with reduced economies of scale, increased marketing expenses related to building brand identity separate from GTE and increased costs associated with being a publicly traded, stand-alone company. Any increase in our costs related to these or similar factors could adversely affect our operating results in future periods, which could cause the market price of our Class A common stock to decline.

   If we do not respond effectively and on a timely basis to rapid technological changes, our services may become obsolete and we would probably lose customers and be unable to attract new ones.

   The managed Internet infrastructure services industry is characterized by rapid technological developments and frequent new product and service introductions and enhancements. The introduction of new products or technologies could render our network or service offerings obsolete, thereby requiring us to spend more than we currently anticipate in future periods in order to remain competitive and retain our existing customers and attract new ones. Similarly, technological developments could reduce the cost or increase the supply of services similar to those that we provide or plan to provide, which could result in lower than expected revenues in future periods. We may not be able to:

  . anticipate or adapt to these new products or technologies on a timely and cost-effective basis;

  . obtain the necessary funds to develop or acquire new technologies or products needed to compete; or

  . address the increasingly sophisticated and varied needs of our current and prospective customers.

   Our ability to compete could be jeopardized if our network and services do not properly operate with the existing or future equipment of our customers.

   We believe that our ability to compete successfully is dependent upon the continued compatibility of our network and service offerings with products, services and architectures offered by others, particularly our enterprise and service provider customers. Although we often work with vendors in testing newly developed products, these products may not be compatible with our infrastructure. In addition, although we currently intend to support emerging standards, there can be no assurance industry standards will be established or, if they become established, that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. Our competitive position would be adversely affected if we fail to conform to the prevailing standards, or if common standards fail to emerge.

   We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that we provide.

   Our operations depend on our ability to avoid and mitigate any damages, physical or otherwise, from natural disasters, power losses, capacity limitations, physical or electronic breaches of security, software defects, telecommunications failures and intentional acts of vandalism, including computer viruses. The failure of any equipment or facility on our network could result in interruptions in service or reduced capacity for our enterprise and service provider customers until we make the necessary repairs or install replacement equipment. In addition, our customers may experience interruptions in service if carriers or other service providers fail to provide the communications capacity that we have leased in order to provide service to our customers or if our peering arrangements suffer significant disruption. For example, in 1999 a third party provider from whom we lease capacity experienced a significant disruption. Further, a majority of our traffic is transmitted over capacity that we lease from third parties. The failure of any one of these connections also could result in reduced performance.

   These interruptions in service or performance problems could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. For example, America Online has the right to reduce its purchase commitments and terminate its agreement with us if we fail to meet agreed upon performance levels. In addition, because many of our services are critical to the businesses of many of our customers, any significant interruption in our service could result in lost profits or other loss to our customers. Although we attempt to disclaim liability in our service agreements, a court might not enforce a limitation on our liability, which could expose us to financial loss. In addition, we often provide our customers with guaranteed service level commitments. If we do not meet the required service levels as a result of service interruptions, we may be obligated to provide credits, generally in the form of free service for a short period of time, to our customers, which could significantly reduce our revenues.

   If we do not safeguard the security and privacy of our network infrastructure, our reputation could be damaged and we could lose existing and prospective customers and the potential revenues they represent.

   The secure transmission of confidential information over networks, including our network, is critical to the acceptance of the Internet. Internet usage could decline if any well-publicized compromise of security occurs. Our customers often maintain confidential information on our servers, such as credit card and bank account numbers. We provide managed security services that are intended to provide a high level of protection for our customers' networks. Our managed security services include monitoring the network perimeters of our enterprise customers and using firewall management, maintenance and proactive response techniques to help ensure the security of access points into our customers' computing infrastructure. We rely on encryption and authentication technology to provide secure transmission of confidential information.

   Despite our efforts, we may not be successful in maintaining information as confidential or adequately safeguarding our customers' networks. Someone who is able to circumvent our security measures could misappropriate proprietary information or cause disruptions in our operations and those of our customers. Any compromise of security in our network could damage our reputation and cause us to lose existing and prospective customers. We may be required to expend significant capital and other resources to protect against, or to alleviate problems caused by, security breaches. In addition, a compromise of security may result in claims against us, which could be successful. These claims, regardless of their ultimate outcome, could result in costly litigation and adversely affect our ability to attract and retain customers.

   We rely on limited sources for supplying critical components of our network infrastructure. If we are unable to obtain sufficient quantities of critical equipment from these sources when needed, we may be forced to delay our development and expansion plans, which would negatively affect our competitive position.

   We depend on vendors to supply the critical components of our network infrastructure as we expand our network both domestically and internationally. If we are unable to obtain these critical components on a timely basis, we may have to abandon or delay our expansion plans, which would adversely affect our competitive position. Some of our networking equipment is available only from one or a small number of sources. For instance, we rely on Cisco Systems for our network routers and Nortel Networks for our optical electronic equipment. We typically purchase or lease all of our components under purchase orders placed from time to time. We do not carry significant inventories of components and have no guaranteed supply arrangements with vendors. Our vendors also sell products to our competitors and we cannot assure you that they will not enter into exclusive arrangements with our competitors.

   We need to obtain additional capacity for our network from other providers in order to serve our customers and keep our costs down.

   We lease telecommunications capacity and obtain rights to unused fiber optic strands from both long distance and local telecommunications carriers in order to extend the range of our network. Our inability to obtain this additional capacity on acceptable terms, or at all, could adversely affect our ability to quickly expand our network, attract new customers and serve our existing customers or could increase our costs of doing so.

   We must obtain permits and rights-of-way to develop our network infrastructure. If we do not obtain them in a timely fashion, we may have to delay our expansion plans.

   The expansion of our network infrastructure will require that we obtain licenses, permits and other rights, including rights-of-way and encroachment agreements and other permits to install conduit and related network equipment, from private landowners, utilities, railroads, local exchange carriers, state highway authorities, local governments and transit authorities. The process of obtaining these licenses, permits and rights can be time consuming and burdensome. In addition, if we are unable to obtain these licenses and permits on acceptable terms and on a timely basis, our ability to expand and operate our network would be severely limited and our business will not grow as we have planned.

Risks Related to Our Relationship With Verizon

   Verizon's interests as a minority investor and potential future majority stockholder of Genuity will be protected by investor safeguards. Under these safeguards, we need the consent of Verizon before taking the actions described below. Verizon is not required to grant its consent and may have interests that are different from ours.

   We are required under our certificate of incorporation to obtain the approval of the holders of a majority of our Class B common stock before we take specific actions, including amending our certificate of incorporation, entering into major business combinations and materially changing the nature or scope of our business. We are also required under our recapitalization agreement to obtain the consent of Verizon before we take other actions, including making significant acquisitions or dispositions and incurring indebtedness or issuing additional equity securities in excess of specified limits. After this offering, Verizon could prevent us from taking any of these actions. Verizon's interests and objectives, which may diverge from ours, may influence whether Verizon is willing to grant us any approvals we may request. We may not be able to resolve potential conflicts between Verizon and us to our satisfaction, and if we cannot, our business may be harmed. You should refer to the section in "Description of Capital Stock" entitled "Common Stock--Voting Rights" and the section in "Related Party Transactions" entitled "Recapitalization Agreement" for a more detailed description of these approval requirements, including the circumstances under which these approval requirements may be transferred and when they terminate.

   Some or all of the shares of Class B common stock owned by Verizon could be transferred to one or more persons. Verizon also may assign its contractual rights under the recapitalization agreement to a transferee of the Class B common stock. In that event, these persons would be able to prevent us from taking the actions described above.

   If Verizon is able to convert its shares of our Class B common stock into shares of our Class C common stock, it will have the ability to exert significant control over our business and we will become subject to additional regulation.

   Although upon completion of this offering Verizon will hold shares of our Class B common stock that represent 9.5% of our outstanding common stock at that time, as required by the FCC order, if Verizon is permitted to own more than 10% of our outstanding shares of common stock, it could convert its shares into 800 million shares of Class C common stock. Based on the shares of common stock outstanding immediately after this offering, these shares would possess approximately 96% of the total voting power of our common stock. After conversion of its shares of our Class B common stock, if Verizon continues to own shares of capital stock representing more than 50% of the voting power of our outstanding capital stock, Verizon will be able to exercise a controlling influence over us, including with respect to the election of our directors and the outcome of any corporate transaction or other matter submitted to our stockholders for approval. In addition, although we cannot predict the circumstances under which it would do so, the FCC has authority to revise its order in the future in such a way that Verizon is no longer required to comply with some or all of the current restrictions placed upon it, including the limitations on when Verizon may convert its shares. The voting power of Verizon could have the effect of delaying or preventing a change in control. The interests of Verizon may differ from the interests of our other stockholders.

   When Verizon converts its shares of Class B common stock into shares of Class A common stock or Class C common stock that represent more than 10% of our outstanding common stock, we will become an affiliate of Verizon for purposes of the Telecommunications Act. As an affiliate of Verizon, we will be subject to additional regulation, including the requirements of Section 272 of the Telecommunications Act, which restricts the extent and nature of the intercompany relationships between us and Verizon. The FCC order provides that once Verizon has eliminated applicable Section 271 restrictions and is able to exercise its conversion rights, it will comply with Section 272 to the same extent that Section 272 would apply if Verizon exercised its conversion rights. You should refer to the section in "Business" entitled "Regulatory Matters-- Federal Telecommunications Regulation--Section 272 Restrictions" for a more detailed description of the limitations imposed by Section 272 of the Telecommunications Act.

   Even if Verizon does not eliminate the applicable Section 271 restrictions on all Bell Atlantic in-region lines, a controlling interest could still be transferred to someone who could exert significant control over our business.

   Verizon may be able to transfer some or all of its shares of Class B common stock without our consent or the consent of the holders of our Class A common stock. If Verizon transfers all of the Class B common stock to one or more third parties after it has eliminated the applicable Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines, the transferee would be able to convert those shares into 800 million shares of our Class A common stock and exercise significant control over our business. Even if Verizon transfers fewer than all of its shares of our Class B common stock, the transferee might be able to exercise a controlling influence over us after converting its shares of our Class B common stock. In addition, Verizon could convert its shares of our Class B common stock into Class C common stock and transfer those shares to one or more persons who could then exercise a controlling influence over us.

   We have contracted with Verizon to provide us with a variety of transitional and other services for a limited period of time. We may experience transitional problems if we are unable to replace these services in a timely manner or on similar terms.

   We have not been operating as a stand-alone company. Affiliates of Verizon are contractually obligated to provide us with office and operating facilities and specified transitional and other services upon completion of this offering. If Verizon does not perform its contractual obligations under these agreements, we may not receive these services at the same level or obtain the same benefits as when we were part of GTE. Most of the transitional services agreements terminate in less than one year. The network monitoring agreement expires on October 31, 2000. After the termination of these various arrangements, we may not be able to replace these transitional and other services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, similar to those we will receive from Verizon or are otherwise acceptable to us. You should refer to the section entitled "Related Party Transactions" for more information about these arrangements.

Risks Related to Legal Uncertainty

   Our competitive position would be harmed if we are unable to protect our intellectual property rights.

   Despite the precautions we take to protect our intellectual property, it may be possible for a third party to copy or otherwise misappropriate and use our technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States, or for our competitors to develop substantially equivalent or superior technology independently. If competitors are able to use our proprietary technology or develop similar technology, our ability to compete effectively would be seriously harmed. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources.

   We may be subject to infringement claims that could subject us to significant liability or otherwise adversely affect our operating results.

   We expect that participants in our markets will be increasingly subject to infringement claims. Third parties may try to claim our services infringe their intellectual property. Any claim, whether meritorious or not, could be time consuming, result in costly litigation or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all, in which case we would have to cease selling, incorporating or using those services that incorporate the challenged intellectual property and expend substantial amounts of resources to redesign our services. If we are forced to enter into unacceptable royalty or licensing agreements or to redesign our services, our business and prospects would suffer.

   Some of the services we provide may in the future be regulated by the FCC, states or foreign governments, which would significantly increase our operating complexity and expenses and adversely affect our ability to compete.

   Our existing and planned managed Internet infrastructure services are currently classified as "information services" and, therefore, are exempt from regulation by the FCC or any other government agency of the United States, except to the extent that any regulations apply to businesses generally. However, the regulatory characterization of Internet infrastructure services is currently unsettled, and some private parties and regulators have raised questions about the current regulatory status of Internet service offerings. As a result, the FCC may choose to impose a new set of regulations on Internet infrastructure services or reclassify them as either private carrier services or telecommunications services. If existing telecommunications regulations are extended to the Internet, or if new regulations are imposed, we may be restricted in the way we offer our services, our cost of doing business could increase and we could be required to exit some or all of our businesses. You should refer to the section in "Business" entitled "Regulatory Matters" for a more detailed description of the federal, state and international regulations that could apply to our business if any of our services were reclassified as either private carrier services or telecommunications services.

   Although we believe that any regulation that applies to our business will likewise apply to our competitors offering similar services, some of our competitors are already regulated as telecommunications carriers due to their other service offerings. As a result, these companies may be better able to operate in a regulated environment than we are. Accordingly, regulatory changes of the type described above could adversely affect our ability to compete effectively against these competitors. There is no way to predict the future regulatory framework of our industry.

   The regulation of the Internet is unsettled and future regulations could adversely affect our operating costs and business.

   In addition to potential regulation of the Internet and related services by the FCC and actual regulation of the operations of one of our subsidiaries, our business may be adversely affected by the adoption of other laws and regulations in the United States or abroad that apply generally to commerce and communication over the Internet, including laws or regulations relating to intellectual property, telecommunications, privacy, consumer protection, taxation and dissemination of unlawful or otherwise disfavored content. The adoption or consideration of additional legislation or regulation affecting the Internet could inhibit the continued growth of the Internet or decrease its acceptance as a commercial medium, impose additional operating and other costs on us, expose us to greater potential liability from regulatory actions or private legal proceedings or otherwise adversely affect our business operations or performance. We cannot predict the impact, if any, that future laws and regulations relating to the Internet or legal or regulatory changes may have on our business. You should refer to the section in "Business" entitled "Regulatory Matters--Other Potential Regulation" for a more detailed discussion of existing and potential laws and regulations that could affect our business.

   We may be subject to regulation, taxation, enforcement or other liabilities in unexpected jurisdictions.

   We provide our managed Internet infrastructure services to customers located throughout the United States and internationally. As a result, we may be required to qualify to do business, or be subject to tax or other laws and regulations, in these jurisdictions even if we do not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could become subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business, financial condition and results of operations.

   If Verizon is unable to convert its Class B common stock to Class C common stock, we will not be able to realize the benefits of being a majority-owned subsidiary of Verizon.

   If Verizon is unable to convert its Class B common stock into Class C common stock, we may not realize the full benefits of our relationship with Verizon. These benefits include the ability to:

  . offer combined packages of Internet infrastructure services and telephony services;

  . obtain financing on more favorable terms than we otherwise could;

  . integrate network infrastructure and reduce overhead costs; and

  . take further advantage of the purchasing power of Verizon.

Risks Related to the Securities Markets and this Offering

   The trading price of the Class A common stock will anticipate the dilution that will result from future conversion of the Class B common stock.

   We expect that upon completion of this offering, the trading price of the Class A common stock will reflect the dilution that would result from the future conversion of Class B common stock. This will likely result in the shares of our Class A common stock trading at prices substantially lower than they otherwise would without this future dilution. After this offering, the Class A common stock will represent 90.5% of our outstanding common stock and the Class B common stock will represent 9.5% of our outstanding common stock. If Verizon is able to convert into 800 million shares of our Class A common stock or Class C common stock, it or its transferees would be able to convert their shares into shares of common stock representing up to 82% of our outstanding common stock after this offering. Therefore, investors should recognize that the Class B common stock may well be converted into approximately 82% of our outstanding common stock, leaving the Class A common stock as representing approximately 18% of our outstanding common stock.

   The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

   The stock market has recently experienced significant price and volume fluctuations that have affected the market price for the securities of companies such as ours that depend on the Internet. As a result, investors in our Class A common stock may experience a decrease in the value of their Class A common stock regardless of our operating performance or prospects. The price at which our Class A common stock will trade following this offering is likely to be highly volatile and may fluctuate substantially. The price of the Class A common stock that will prevail in the market after this offering may be higher or lower than the price you pay.

   You may suffer substantial dilution in the book value of your investment.

   Assuming the Class B common stock outstanding on the date of this offering converted into the maximum number of shares of common stock permitted under our certificate of incorporation, the initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, investors purchasing shares in this offering may suffer substantial dilution of $9.55 per share in their investment, assuming the conversion of Class B common stock into Class A common stock and an initial public offering price of $13.50 per share. You should refer to the information in the section entitled "Dilution" for more information.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made statements under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "intends", "future", "potential" or "continue", the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business as well as projections relating to our capital expenditure requirements, our network expansion plans, locations of new data centers, network operations centers and points of presence, expected deployment dates for capacity on trans-oceanic cable, our plans for transitioning customer traffic from leased capacity to our network, research and development initiatives and increases in sales and marketing personnel. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors". You should specifically consider the numerous risks outlined under "Risk Factors".

                                USE OF PROCEEDS

   We estimate that the net proceeds from our sale of the 173,913,000 shares of Class A common stock we are offering will be approximately $2.3 billion, assuming an initial public offering price of $13.50 per share and after deducting estimated underwriting discounts and offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $2.6 billion.

   Of the net proceeds of this offering, we intend to use approximately $1.8 billion for capital expenditures, including approximately $1.2 billion in connection with the expansion of our fiber network and approximately $600 million for expansion of our product lines for delivery of advanced data services to our customers. The balance will be used for general corporate purposes, including approximately $300 million for working capital and approximately $500 million for operating expenses. We may also use a portion of the net proceeds to acquire or invest in businesses or products or to obtain the right to use complementary technologies. We have no current commitments or agreements with respect to any acquisition or investment. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently expect to retain earnings, if any, to finance the growth and development of our business. Therefore, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. The decision to pay dividends will be made by our board of directors from time to time in light of conditions then existing including, among other things, our results of operations, financial condition and capital expenditure requirements. We must also obtain the consent of Verizon to declare extraordinary dividends or make other extraordinary distributions on our Class A common stock. You should refer to the section in "Related Party Transactions" entitled "Recapitalization Agreement" for more information on this limitation.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2000:

  . on an actual basis giving effect to the recapitalization that will take effect before this offering;

  . on a pro forma basis to give effect to a $178 million capital contribution by GTE; and

  . on a pro forma as adjusted basis to give effect to the sale of the shares of Class A common stock offered by us in this offering at an assumed initial public offering price of $13.50 per share, after deducting estimated underwriting discounts and offering expenses payable by us.

   This table should be read in conjunction with "Selected Combined Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and accompanying notes included elsewhere in this prospectus.

                                                As of March 31, 2000
                                         -------------------------------------
                                                                    Pro Forma
                                           Actual      Pro Forma   As Adjusted
                                         -----------  -----------  -----------
                                          (in thousands except share data)
Short-term obligations, including
 current maturities..................... $    74,220  $    74,220    $  74,220
                                         -----------  -----------  -----------
Long-term obligations...................      57,563       57,563       57,563
                                         -----------  -----------  -----------
Stockholders' equity:
 Class A common stock, par value $.01
  per share, 0 shares authorized,
  issued and outstanding, actual and
  pro forma; and 1,600,000,000 shares
  authorized and 173,913,000 shares
  issued and outstanding, pro forma as
  adjusted..............................         --           --         1,739
 Class B common stock, par value $.01
  per share, 21,000,000 shares
  authorized, 18,256,000 shares issued
  and outstanding, actual, pro forma
  and pro forma as adjusted.............         183          183          183
 Class C common stock, par value $.01
  per share, 800,000,000 shares
  authorized, 0 shares issued and
  outstanding, actual, pro forma and
  pro forma as adjusted.................         --           --           --
Additional paid-in-capital..............   3,460,604    3,638,387    5,886,674
Other comprehensive income..............       1,721        1,721        1,721
Accumulated deficit.....................  (1,516,741)  (1,516,741)  (1,516,741)
                                         -----------  -----------  -----------
 Total stockholders' equity.............   1,945,767    2,123,550    4,373,576
                                         -----------  -----------  -----------
   Total capitalization................. $ 2,077,550  $ 2,255,333  $ 4,505,359
                                         ===========  ===========  ===========

                                    DILUTION

   After this offering, the Class A common stock will represent 90.5% of our outstanding common stock and the Class B common stock will represent 9.5% of our outstanding common stock. The Class B common stock is convertible at any time into shares of our Class A common stock representing 10% of our total common stock outstanding after the conversion. In circumstances that we describe elsewhere in this prospectus, our Class B common stock can convert into 800 million shares of Class A common stock or Class C common stock. We have prepared the information below to show the effect of this offering on our pro forma net tangible book value per share under either conversion.

   Our pro forma net tangible book value as of March 31, 2000 was approximately $1.6 billion. Pro forma net tangible book value per share represents our total tangible assets, assuming a capital contribution of $178 million by GTE, less our total liabilities. Assuming conversion of the Class B common stock into shares of Class A common stock representing 10% of our total common stock outstanding after the conversion, our pro forma net tangible book value per share as of March 31, 2000 was approximately $82.75 per share. Assuming the conversion of the Class B common stock into 800 million shares of Class A common stock or Class C common stock, our pro forma net tangible book value per share as of March 31, 2000 was approximately $2.00 per share. The accretion or dilution in pro forma net tangible book value per share shown in the table below represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.

   Without taking into account any changes in pro forma net tangible book value after March 31, 2000, other than to give effect to the sale of the shares of Class A common stock offered by us at an assumed initial public offering price of $13.50 per share, after deducting estimated underwriting discounts and offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2000 would have been approximately $3.8 billion, or $19.92 per share of common stock assuming a 10% conversion, and $3.95 per share of common stock assuming a conversion into 800 million shares. Such amounts result in dilution of $62.83 per share to GTE, our sole stockholder, on the 10% conversion basis and dilution of $9.55 per share to new investors purchasing shares of Class A common stock on the 800 million share basis. If the initial public offering price is higher or lower, the accretion or dilution to new investors will be greater or less. The following table illustrates the accretion and dilution in pro forma net tangible book value per share to new investors:

                                                                  800 Million
                                               10% Conversion   Share Conversion
                                               ---------------  ----------------
Initial public offering price per share......           $13.50          $  13.50
 Pro forma net tangible book value per share
  as of March 31, 2000.......................  $ 82.75          $  2.00
 (Decrease)/Increase per share attributable
  to new investors...........................   (62.83)            1.95
                                               -------          -------
Pro forma as adjusted net tangible book value
 per share after this offering...............            19.92              3.95
                                                        ------          --------
(Accretion)/Dilution per share to new
 investors...................................           $(6.42)         $   9.55
                                                        ======          ========

   The following table summarizes on a pro forma basis after giving effect to the recapitalization and the capital contribution discussed above, as of March 31, 2000, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by GTE as our sole stockholder, both on a 10% conversion basis and an 800 million share conversion basis. It also includes amounts to be paid by new investors purchasing shares of Class A common stock in this offering at an assumed initial public offering price of $13.50 per share, before deducting estimated underwriting discounts and offering expenses payable by us.

                                           800 Million
                                              Share
                         10% Conversion    Conversion          Total
                             Shares          Shares        Consideration
                         --------------- --------------- ------------------
                                                                                           Average
                                                                                          Price Per
                                                                                           Share in
                                                                            Average Price    800
                                                                            Per Share in   Million
                                                                                 10%        Share
                         Number  Percent Number  Percent   Amount   Percent  Conversion   Conversion
                         ------- ------- ------- ------- ---------- ------- ------------- ----------
                                            (in thousands, except per share data)
GTE.....................  19,324    10%  800,000    82%  $1,599,061    41%     $82.75       $ 2.00
New investors........... 173,913    90   173,913    18    2,347,826    59      $13.50       $13.50
                         -------   ---   -------   ---   ----------   ---
  Total................. 193,237   100%  973,913   100%  $3,946,887   100%
                         =======   ===   =======   ===   ==========   ===

                        SELECTED COMBINED FINANCIAL DATA

   The selected combined financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and accompanying notes included elsewhere in this prospectus. The selected combined balance sheet data as of December 31, 1998 and December 31, 1999 and the selected combined results of operations for each of the years in the three-year period ended December 31, 1999 have been derived from our combined financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The selected combined balance sheet data as of March 31, 2000 and results of operations for each of the quarters ended March 31, 1999 and 2000 have been derived from our unaudited financial statements included in this prospectus. The results of operations of the predecessor to Genuity for the six months ended June 30, 1997, have also been derived from financial statements which have been audited by Arthur Andersen LLP and are included elsewhere in this prospectus.

   Our selected combined balance sheet data as of December 31, 1995, 1996 and 1997 and March 31, 1999 and the selected combined statement of operations data for each of the years in the two year period ending December 31, 1996 were derived from unaudited financial statements that are not included in this prospectus. The selected combined balance sheet data of the predecessor to Genuity as of December 31, 1995 and 1996 and June 30, 1997 and the selected combined results of operations data of the predecessor for each of the years in the two year period ended December 31, 1996 were derived from unaudited financial statements that are not included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for these periods.

   Our selected combined financial data set forth below, as of December 31, 1995, 1996, 1997, 1998 and 1999 and for each of the five years in the period ended December 31, 1999 include the financial position and results of operations of those operations that will constitute Genuity as of the completion of this offering. The selected combined financial data as of December 31, 1995 and 1996 and the results of operations for each of the years in the two-year period ended December 31, 1996 do not include the financial data of BBN Corporation. GTE acquired BBN Corporation effective June 30, 1997. This acquisition was accounted for as a purchase business combination and, consequently, the results of operations of BBN Corporation, excluding the operations of BBN Technologies, which are being retained by GTE, are only included in our results of operations for periods after June 30, 1997. The results of operations of our predecessor represent the results of operations of BBN Corporation, excluding the operations of BBN Technologies. The operations of BBN Technologies are not included in the financial results of either the predecessor or Genuity.

   We have prepared the accompanying table to reflect our historical combined financial information in a manner consistent with stand-alone operations by reflecting transactions of GTE and balances attributable to us in our financial statements for all periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered.

                              Predecessor                                           Genuity
                     ------------------------------- -------------------------------------------------------------------------
                         Year Ended       Six Months                                                     Three Months Ended
                        December 31,        Ended                Year Ended December 31,                      March 31,
                     -------------------   June 30,  -------------------------------------------------  ----------------------
                       1995       1996       1997     1995    1996     1997        1998        1999        1999        2000
                     ---------  --------  ---------- ------- ------- ---------  ----------  ----------  ----------  ----------
                            (in thousands,                                       (in thousands,
                        except per share data)                              except per share data)
Results of
 Operations Data:
Revenues
 Access............  $  24,323  $112,109   $ 94,126  $    -- $    -- $ 128,838  $  350,777  $  555,603  $  128,038  $  183,285
 Hosting...........      1,045     7,769      9,601       --      --     9,690      33,469      48,811      10,028      21,692
 Transport.........         --        --         --   33,961  38,463    41,920      46,876      64,483      13,535      23,625
 Other.............        300     2,452      2,591       --      --     3,035      14,880      37,569       5,682      19,250
                     ---------  --------   --------  ------- ------- ---------  ----------  ----------  ----------  ----------
   Total revenues..     25,668   122,330    106,318   33,961  38,463   183,483     446,002     706,466     157,283     247,852
Operating expenses
 Cost of goods
  sold.............     17,778    85,287     92,670   14,812  15,606   166,040     492,794     767,498     160,540     283,928
 Selling,
  general and
  administrative...     28,341    68,602     38,801      552   4,378   142,962     312,916     396,522      93,123     108,336
 Depreciation and
  amortization.....      6,786    13,160     10,536    6,062   6,731    49,444     104,444     187,628      41,092      53,786
Operating income
 (loss)............    (27,237)  (44,719)   (35,689)  12,535  10,656  (174,963)   (464,152)   (645,182)   (137,472)   (198,198)
Net income (loss)..  $ (35,404) $(41,600)  $(37,663) $ 8,485 $ 7,309 $(174,928) $ (468,559) $ (647,046) $ (138,580) $ (209,826)
Basic and diluted
 income (loss) per
 common share......         --        --         --  $  0.46 $  0.40 $   (9.58) $   (25.67) $   (35.44) $    (7.59) $   (11.49)
Basic and diluted
 weighted-average
 common shares
 outstanding.......         --        --         --   18,256  18,256    18,256      18,256      18,256      18,256      18,256
Pro forma as
 adjusted basic and
 diluted net loss
 per common share..         --        --         --       --      --        --          --  $    (3.37)         --  $    (1.09)
Pro forma as
 adjusted basic and
 diluted weighted
 average common
 shares
 outstanding.......         --        --         --       --      --        --          --     192,169          --     192,169

Other Data:
Cash flow provided
 by (used in)
 operating
 activities........  $ (60,200) $(32,717)  $  2,496  $15,028 $ 8,349 $ (90,927) $ (512,928) $ (403,842) $ (133,479) $ (119,395)
Capital
 expenditures......     13,190    42,945     23,255      616   3,360   299,491     587,831     744,356     105,157     163,093

                     As of December 31,     As of                  As of December 31,                      As of March 31
                     -------------------   June 30,  -------------------------------------------------  ----------------------
                       1995       1996       1997     1995    1996     1997        1998        1999        1999        2000
                     ---------  --------  ---------- ------- ------- ---------  ----------  ----------  ----------  ----------
                            (in thousands)                                       (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents.......  $  36,082  $102,870   $ 78,773  $   222 $   304 $   3,063  $   13,883  $    6,044  $      541  $   17,118
Working capital....     96,332    98,950     62,041   14,712     698   370,765      43,060    (287,362)    114,361    (180,484)
Property, plant and
 equipment, net....     25,671    56,865     72,179   26,292  33,951   367,688     908,980   1,520,934     986,205   1,629,391
Total assets.......    157,432   216,589    218,102   60,123  58,735 1,094,576   1,685,969   2,343,132   1,785,867   2,461,854
Total long-term
 liabilities.......     82,840    80,495     83,334    6,162   1,964   132,462     176,649     133,553     170,035      70,584
Total liabilities..    105,132   110,478    140,876   23,156  25,818   609,208     351,242     675,026     311,510     516,087
Stockholders'
 equity............     52,300   106,111     77,226   36,967  32,917   485,368   1,334,727   1,668,106   1,474,357   1,945,767

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our combined financial statements and the accompanying notes and other financial information appearing elsewhere in this prospectus.

Components of Revenues

   We derive our revenues from three operating segments: access, hosting and transport. Our other revenues include international and value-added e-business services.

   Access. Our Internet access services include dial-up, dedicated and digital subscriber lines. Our access revenues, which are derived from service providers and enterprise customers, are the largest component of our total revenues. Internet access customers typically sign one or two-year contracts providing for monthly-recurring service fees that are either fixed or based on capacity utilization. We also include in our access segment those revenues relating to the development, operation and maintenance of a nationwide dial-up network for America Online. We derived approximately 42% of our total revenues from America Online in 1997, approximately 53% in 1998, 52% in 1999 and 46% in the first quarter of 2000. Although we expect our revenues from America Online to increase in absolute dollar amounts, we also expect these revenues to decline as a percentage of our total revenues as we expand and broaden our revenue base. In December 1999, we extended our strategic relationship with America Online to provide it with additional dial-up as well as broadband backbone Internet services. In December 1999, we agreed to operate the existing dial-up network for AOL Japan, Inc., and we will be responsible for a significant portion of the continued expansion of that network. Our expanded contractual relationship with America Online extends through 2006. You should refer to the section in "Business" entitled "Our Relationship With America Online".

   We also include in access revenues those revenues derived from our provision of dedicated Internet access to AT&T for resale to customers of its Business Communications Services Division in the United States. We derived approximately 10% of our total revenues from AT&T in 1997. That percentage decreased to approximately 7% in 1998 and approximately 2% in 1999 because our strategic relationship with AT&T, under which BBN Corporation acted as the exclusive provider for these services, was terminated in September 1997.

   Hosting. Our web hosting services provide reliable hosting and a high speed network infrastructure as well as flexible, fast and secure hosting platforms and an experienced technical support staff. Our web hosting services include managed hosting, collocation, content delivery and high availability services. Our hosting revenues are based primarily on monthly fees for server management, physical facilities and bandwidth utilization. Our web hosting services contracts typically range from one to two years.

   Transport. We provide a broad range of transport services. These services are generally purchased by telecommunications carriers and Internet service providers requiring additional capacity and do not include Internet access services. Our transport revenues are typically based on available bandwidth. Our transport services contracts typically range from one to two years.

   Other. Other revenues include the results of our international business, which consist primarily of Internet access, and domestic value-added e-business services, such as managed security services, virtual private networks for secure data transmission and the transport of voice communications that have been converted to IP, commonly referred to as voice-over-IP. We charge for international access and hosting revenues on a basis consistent with our domestic services. We charge for our security and virtual private network services on a fixed, monthly recurring fee basis and we charge for our voice-over-IP services based on usage. The terms of our value-added e-business service contracts typically range from one to two years.

   We believe that our hosting and other revenues will increase substantially as a percentage of our total revenues. We also expect to continue to experience declining prices in our access and transport services in the foreseeable future.

Components of Operating Expenses

   Cost of Goods Sold. Cost of goods sold consists primarily of the costs of leasing telecommunications circuits and labor and expenses of operating our network infrastructure. We also include in cost of goods sold the salaries and benefits of our technical, operations and customer service personnel as well as facilities administration, including rent, maintenance and utilities to support our data centers.

   We expect our network infrastructure requirements to grow in conjunction with the growth of our overall business and, accordingly, expect our cost of goods sold to increase significantly in the future. We believe our investments in network infrastructure will cause our total data transmission costs to increase substantially in the near term because of higher network operating and maintenance expenses associated with this expansion. Although we expect our total data transmission costs to increase significantly in absolute dollar amounts as we expand, we also expect them to decline as a percentage of revenues in the future as we add and utilize additional capacity and migrate customers from our leased facilities to our own network.

   Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries and benefits for our marketing, sales and support personnel, advertising, trade shows, professional fees and legal and accounting services and other miscellaneous expenses. We expect selling, general and administrative expenses in the future to increase in absolute dollar amounts as we hire additional personnel, expand our operations, invest in new support systems and incur additional costs related to the growth of our business. More specifically, we expect that advertising expenses will increase substantially in the near term as we launch our advertising and branding campaign and substantially increase our sales force. However, we expect selling, general and administrative expenses to decline as a percentage of revenues.

   Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of our network infrastructure, including data center equipment and related assets, and amortization of our goodwill and other intangible assets. We expect these expenses to increase in the future as we invest significant capital to expand our network infrastructure and data center capacity.

   In 1999, we completed the initial build-out of our high speed fiber network infrastructure in the United States and have started adding additional layers of capacity to meet existing and anticipated market demand. Our network infrastructure has over 17,500 route miles of optical fiber connecting over 100 metropolitan areas in the United States. Through our recent investments in undersea fiber optic cable capacity, we have expanded the reach of our network into Europe and Asia.

Basis of Presentation

   Our selected combined financial data as of December 31, 1995, 1996, 1997, 1998 and 1999 and March 31, 1999 and 2000 and for each of the five years in the period ended December 31, 1999 and the three months ended March 31, 1999 and 2000 include the financial position and results of operations of those operations that will constitute Genuity as of the completion of this offering. Our combined financial data as of December 31, 1995 and December 31, 1996 and our results of operations for each of the two years in the period ended December 31, 1996 do not include the financial data of BBN Corporation. GTE acquired BBN Corporation effective June 30, 1997. This acquisition was accounted for as a purchase business combination and, consequently, the results of operations of BBN Corporation, excluding the operations of BBN Technologies, which are being retained by GTE, are only included in our results of operations for periods after June 30, 1997. The results of operations of our predecessor represent the results of operations of BBN Corporation, excluding the operations of BBN Technologies.

   The following table sets forth our results of operations data derived from our audited financial statements and unaudited financial statements for the three months ended March 31, 1999 and 2000. For the purposes of the following discussion and analysis, the pro forma results of operations for the year ended December 31, 1997 combine the results of operations of our predecessor for the six months ended June 30, 1997 with the results of operations of Genuity for the year ended December 31, 1997, which includes the post-acquisition results of our predecessor effective July 1, 1997. This presentation was included to permit useful and complete year-to-year comparisons between the results of operations for the years ended December 31, 1997, 1998 and 1999. However, this pro forma restated information is not necessarily indicative of the operating results we would have achieved if we had acquired our predecessor on January 1, 1997. The first six months of 1997 did not include some operating expenses, amortization expense and allocations from GTE for centralized corporate services and infrastructure costs, which were included in the second six months of the year.

Results of Operations

                                                              Three Months
                            Year Ended December 31,          Ended March 31,
                         --------------------------------  --------------------
                         Pro Forma
                           1997       1998        1999       1999       2000
                         ---------  ---------  ----------  ---------  ---------
                                           (in thousands)
Revenues................ $ 289,801  $ 446,002  $  706,466  $ 157,283  $ 247,852
Operating expenses:
  Cost of goods sold....   258,710    492,794     767,498    160,540    283,928
  Selling, general and
   administrative.......   181,763    312,916     396,522     93,123    108,336
  Depreciation and
   amortization.........    59,980    104,444     187,628     41,092     53,786
                         ---------  ---------  ----------  ---------  ---------
    Total operating
     expenses...........   500,453    910,154   1,351,648    294,755    446,050
Operating loss..........  (210,652)  (464,152)   (645,182)  (137,472)  (198,198)
Other income (expense)
  Interest expense,
   net..................    (1,824)       (20)       (183)      (434)    (2,973)
  Other, net............       318     (2,924)        (32)      (341)    (8,067)
                         ---------  ---------  ----------  ---------  ---------
Loss before income
 taxes..................  (212,158)  (467,096)   (645,397)  (138,247)  (209,238)
Income taxes............       433      1,463       1,649        333        588
                         ---------  ---------  ----------  ---------  ---------
Net loss................ $(212,591) $(468,559) $ (647,046) $(138,580) $(209,826)
                         =========  =========  ==========  =========  =========

   The following table sets forth our results of operations data, including the pro forma data for 1997, expressed as a percentage of total revenues, for the periods indicated.

                                          Year Ended          Three Months
                                         December 31,        Ended March 31,
                                        ------------------   ---------------
                                         Pro
                                        Forma
                                        1997   1998   1999    1999       2000
                                        -----  ----   ----   -------    -------
Revenues...............................  100%   100%  100%       100%       100%
Operating expenses:
  Cost of goods sold...................   89    110   109        102        115
  Selling, general and administrative..   63     70    56         59         44
  Depreciation and amortization........   21     23    27         26         22
                                         ---   ----   ---    -------    -------
    Total operating expenses...........  173    203   192        187        181
Operating loss.........................  (73)  (103)  (92)       (87)       (81)
Other income (expense)
  Interest expense, net................   (1)   --    --         --          (1)
  Other, net...........................  --      (1)  --         --          (3)
                                         ---   ----   ---    -------    -------
Loss before income taxes...............  (74)  (104)  (92)       (87)       (85)
Income taxes...........................  --     --    --         --         --
                                         ---   ----   ---    -------    -------
Net loss...............................  (74)% (104)% (92)%      (87)%      (85)%
                                         ===   ====   ===    =======    =======

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

Revenues

                                                     Three Months Ended March
                                                                31,
                                                     --------------------------
                                                         1999          2000
                                                     ------------  ------------
                                                      Amount   %    Amount   %
                                                     -------- ---  -------- ---
                                                      (dollars in thousands)
Access.............................................. $128,038  81% $183,285  74%
Hosting.............................................   10,028   6    21,692   9
Transport...........................................   13,535   9    23,625   9
Other...............................................    5,682   4    19,250   8
                                                     -------- ---  -------- ---
  Total............................................. $157,283 100% $247,852 100%
                                                     ======== ===  ======== ===

   Our revenues in the first quarter of 2000 increased $91 million, or 58%, over the first quarter of 1999. The first quarter of 1999 included approximately $11 million of revenues associated with our strategic relationship with AT&T. This contract has been terminated. If we exclude those revenues from the first quarter of 1999, total revenues increased 70%.

   Access. Our access revenues in the first quarter of 2000 increased $55 million, or 43%, over the first quarter of 1999. The increase in access revenues reflects an 80% increase in dial-up access modems deployed and a 24% increase in dedicated access customers. These increases were offset in part by lower prices, including the pricing structure associated with our new contract with America Online.

   Hosting. Our hosting revenues in the first quarter of 2000 increased $12 million, or 116%, over the first quarter of 1999, due to an increase in the number of our managed hosting customers.

   Transport. Our transport revenues in the first quarter of 2000 increased $10 million, or 75%, over the first quarter of 1999 due primarily to the increased sale of private line services.

   Other. Other revenues in the first quarter of 2000 increased $14 million, or 239%, over the first quarter of 1999 due to a $5 million increase in sales of Internet access services in international markets and an $8 million increase in value-added e-business services.

Operating Expenses

   Costs of Goods Sold. Our cost of goods sold in the first quarter of 2000 increased $123 million, or 77%, over the first quarter of 1999. The increase was the result of the continued build out of our network infrastructure to provide access to a broader base of customers, support a growing customer base and provide increased scope to service customers of our Internet access services. Cost of goods sold, as a percentage of total revenues, was 115% in the first quarter of 2000 compared to 102% in the first quarter of 1999. The new pricing structure associated with the America Online contract contributed to the increase.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses in the first quarter of 2000 increased $15 million, or 16%, over the first quarter of 1999. This increase is attributable to costs associated with the expansion of our sales force and our marketing organization.

   Depreciation and Amortization. Our depreciation and amortization in the first quarter of 2000 increased $13 million, or 31%, over the first quarter of 1999. The increase is the result of capital expenditures associated with the continued build out of our network infrastructure.

Net Loss

   Our net loss increased to $210 million in the first quarter of 2000 compared to $139 million in the first quarter of 1999. We expect to continue to incur significant net losses over the next several years, given our planned operating and capital expenditures.

1999 Compared to 1998 and 1998 Compared to 1997

Revenues

                                              Year Ended December 31,
                                       ----------------------------------------
                                        Pro Forma
                                           1997          1998          1999
                                       ------------  ------------  ------------
                                        Amount   %    Amount   %    Amount   %
                                       -------- ---  -------- ---  -------- ---
                                               (dollars in thousands)
Access................................ $222,964  77% $350,777  79% $555,603  79%
Hosting...............................   19,291   7    33,469   8    48,811   7
Transport.............................   41,920  14    46,876  10    64,483   9
Other.................................    5,626   2    14,880   3    37,569   5
                                       -------- ---  -------- ---  -------- ---
  Total............................... $289,801 100% $446,002 100% $706,466 100%
                                       ======== ===  ======== ===  ======== ===


   Our revenues for 1999 increased $260 million, or 58%, over 1998. Our revenues for 1998 increased $156 million, or 54%, over 1997.

   Access. Our access revenues in 1999 increased $205 million, or 58%, over 1998. Our access revenues in 1998 increased $128 million, or 57%, over 1997. These increases were due to an 87% increase in 1999 and a 76% increase in 1998 in the number of dial-up access modems deployed, primarily resulting from our expanded relationship with America Online, and to a lesser extent, an increase in the number of dedicated access customers. These increases were, in each year, offset in part by lower prices.

   Hosting. Our hosting revenues in 1999 increased $15 million, or 46%, over 1998, due to a 23% increase in the number of our managed hosting customers. Our hosting revenues in 1998 increased $14 million, or 73%, over 1997 due in large part to our acquisition of a web hosting company in December 1997.

   Transport. Our transport revenues in 1999 increased $18 million, or 38%, over 1998, due to the sale of excess capacity on our network as we brought new network segments on line. Our transport revenues in 1998 increased $5 million, or 12%, due to increased sale of private line services.

   Other. Other revenues in 1999 increased $23 million, or 152%, over 1998 due to an $18 million increase in sales of Internet access services in international markets and a $4 million increase in sales of voice-over-IP and managed security services. Other revenues in 1998 increased $9 million, or 164%, over 1997, due to a $5 million increase in international revenues and a $3 million increase in sales of managed security services.

Operating Expenses

   Cost of Goods Sold. Our cost of goods sold in 1999 increased $275 million, or 56%, over 1998, and our cost of goods sold in 1998 increased $234 million, or 90%, over 1997. Our cost of goods sold, in each case, increased as a result of the build-out of our network infrastructure to provide access to a broader base of customers, support a growing customer base and provide increased scope to service customers of our Internet access services. Our continued expansion of the dial-up network operated for America Online also contributed to the increase in cost of goods sold in 1999.

   Our cost of goods sold, as a percentage of total revenues, was 89% in 1997, 110% in 1998 and 109% in 1999. To the extent we are able to increase our base of customers and correspondingly increase our revenues, we expect cost of goods sold to decrease as a percentage of our total revenues. Our telecommunications circuit costs represent a substantial percentage of cost of goods sold. These costs, which largely relate to long haul circuits, are expected to decrease as a percentage of our revenues as we migrate customers from our leased facilities to our own network.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses in 1999 increased $84 million, or 27%, over 1998. This increase was due to a $67 million increase in selling expenses that were directly attributable to an increase in the number of sales and sales-related employees, both domestically and internationally. The growth in our sales force resulted in higher training expenses and additional costs for expansion of field offices. Also contributing to this increase was a $17 million increase in general and administrative expense resulting from the hiring of additional management staff and related operating expenses, increased facilities costs and increased information technology expenses.

   Our selling, general and administrative expenses in 1998 increased $131 million, or 72%, over 1997. Selling expenses increased $45 million due to customer growth, higher new product development costs and investment in our sales and marketing infrastructure, including expansion of sales channels, advertising costs and other promotional activities related primarily to Internet-based services for enterprise and service providers. General and administrative expenses increased $86 million due to increases in management staff and related operating expenses across the organization, as well as increased cost of Year 2000 renovation and system testing.

   Depreciation and Amortization. Our depreciation and amortization expenses in 1999 increased $83 million, or 80%, over 1998. This increase reflects our continuing investment in our network infrastructure in order to support our growth in customers and services. At December 31, 1999, over 17,500 miles of our fiber optic network were operational and, therefore, being depreciated.

   Our depreciation and amortization increased $44 million, or 74%, in 1998 over 1997. The increase reflects the continuing investment in our network infrastructure, which had over 5,900 miles of fiber deployed and operational and, therefore, being depreciated. In 1998 we also had a full year of amortization of goodwill related to two acquisitions in 1997, compared to a half year of amortization expense in 1997.

 Net Loss

   Our net losses increased to $647 million in 1999 compared to $469 million in 1998 and $213 million in 1997. Our net losses increased to $210 million in the first quarter 2000 compared to the first quarter 1999. Given our planned operating and capital expenditures, we expect to continue to incur significant net losses over the next several years.

Income Taxes

   Our tax provision was computed on a stand-alone basis. Since July 1, 1997, our federal income tax returns have been filed on a consolidated basis with GTE. We generated taxable losses of $115 million in 1997, $527 million in 1998, $638 million in 1999 and $179 million in the first quarter of 2000, which were benefited by GTE in its consolidated income tax return. We received reimbursements for these tax benefits of $40 million, $186 million and $224 million for the years ended December 31, 1997, 1998 and 1999 and $62.5 million for the three-month period ended March 31, 2000. To reflect our income tax provision on a basis that will be comparable to future periods, these reimbursements have been accounted for as capital contributions. Our tax provision represents amounts owed for state taxes. Our ability to use net operating losses may be subject to annual limitations. We may also pay income taxes in the future due to operating income in some states and foreign countries. In the future, if we achieve operating profits and the net operating losses have been exhausted or have expired, we may experience significant tax expense.

Quarterly Results of Operations

   The following table sets forth our unaudited quarterly results of operations data for each of the nine quarters in the period ended March 31, 2000. This data has been derived from our unaudited combined financial statements. We believe that this information has been prepared on the same basis as our audited combined financial statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the selected quarterly information when read in conjunction with our audited combined financial statements and accompanying notes included elsewhere in the prospectus. The operating results for any particular quarter are not necessarily indicative of the operating results for any future period.

                                                         Three Months Ended
                      -------------------------------------------------------------------------------------------------
                      Mar. 31,   June 30,   Sep. 30,   Dec. 31,   Mar. 31,   June 30,   Sep. 30,   Dec. 31,   Mar. 31,
                        1998       1998       1998       1998       1999       1999       1999       1999       2000
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                           (in thousands)
Revenues............. $  96,863  $ 109,731  $ 115,018  $ 124,390  $ 157,283  $ 165,545  $ 181,548  $ 202,090  $ 247,852
Operating expenses:
 Cost of goods sold..   101,397    118,173    127,613    145,611    160,540    178,856    206,260    221,842    283,928
 Selling,
  general and
  administrative.....    78,009     77,493     75,539     81,875     93,123     94,178     97,970    111,251    108,336
 Depreciation and
  amortization.......    21,071     23,272     28,071     32,030     41,092     44,148     49,831     52,557     53,786
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating
   expenses..........   200,477    218,938    231,223    259,516    294,755    317,182    354,061    385,650    446,050
Operating loss.......  (103,614)  (109,207)  (116,205)  (135,126)  (137,472)  (151,637)  (172,513)  (183,560)  (198,198)
Other income
 (expense):
 Interest income
  (expense), net.....      (340)       200      2,115     (1,995)      (434)       391        948     (1,088)    (2,973)
 Other, net..........      (152)      (377)      (219)    (2,176)      (341)    (1,714)      (336)     2,359     (8,067)
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss before income
 taxes...............  (104,106)  (109,384)  (114,309)  (139,297)  (138,247)  (152,960)  (171,901)  (182,289)  (209,238)
Income taxes.........       326        343        358        436        333        369        463        484        588
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss............. $(104,432) $(109,727) $(114,667) $(139,733) $(138,580) $(153,329) $(172,364) $(182,773) $(209,826)
                      =========  =========  =========  =========  =========  =========  =========  =========  =========

Liquidity and Capital Resources

   We have used cash in our operating and investing activities during all periods. We have funded these cash requirements principally through permanent contributions to capital from GTE and borrowings from its affiliates. Capital contributions amounted to $611 million in 1997, $1.3 billion in 1998, $974 million in 1999 and $488 million in the first quarter of 2000. We expect to continue to fund all of our cash requirements prior to this offering through permanent contributions of capital from GTE.

   Net cash used in operating activities was $91 million in 1997, $513 million in 1998 and $404 million in 1999. Net cash used in operating activities was $119 million in the first quarter of 2000. Net cash used in operating activities for these years and the three-month period was primarily the result of operating losses.

   Net cash used in investing activities was $774 million in 1997, $505 million in 1998 and $701 million in 1999. Net cash used in investing activities in each of these years was primarily the result of capital expenditures for construction of our network infrastructure, as well as leasehold improvements, furniture, fixtures, computers and other equipment. Our capital expenditures for the three-year period ended December 31, 1999 totaled over $1.4 billion. Our net cash for investing activities in 1997 included the acquisitions of BBN Corporation, our predecessor, and a web hosting company, which together totaled $518 million. Net cash used in investing activities was $212 million for the first quarter of 2000 due primarily to the result of capital expenditures for the continued construction of our network infrastructure. Our capital expenditures in the first quarter of 2000 were $211 million.

   We currently intend to spend approximately $1.8 billion to $2.0 billion during the year ended December 31, 2000 on capital expenditures, of which approximately $1.2 billion is expected to be spent on the continued expansion of our fiber optic network and approximately $250 million is expected to be spent on the construction of additional data centers. As of March 31, 2000, we had entered into $401 million in commitments for these projected expenditures.

   Our capital expenditures program, as currently contemplated, will require between $11 billion and $13 billion over the five-year period ending December 31, 2004, the majority of which will be for the expansion of our network infrastructure. We expect capital expenditures to continue to increase significantly beyond this period, depending on the pace at which we build and expand our network infrastructure and increase our employee base to support our operations and invest in our selling and marketing organization. In the near term, we believe that the proceeds from this offering, along with the capital contribution from GTE prior to this offering that will offset intercompany debt as well as any outstanding external debt as of the closing of the offering, should be sufficient to meet our cash needs through the first quarter of 2001.

   Our future cash requirements, however, will depend on a number of factors, including:

  . the pace at which we expand our network infrastructure and the associated costs;

  . the rate at which customers purchase our services and the pricing of those services;

  . the level of marketing required to build our brand, to acquire and retain customers and to maintain a competitive position in the marketplace;

  . the rate at which we invest in support systems and engineering; and

  . investment opportunities in complementary businesses or technologies.

   We will be required to raise additional capital to fund our business plan as currently contemplated. We cannot predict the timing and exact amount of capital that we will be required to raise. We expect to raise this capital principally through public offerings or private placements of debt or equity securities, depending on market conditions. The issuance of additional equity would be dilutive to the holders of our Class A common stock. We are required to obtain the consent of Verizon or other future holders of our Class B common stock prior to issuing shares of our capital stock in excess of specified limits and our agreement with Verizon limits our ability to incur debt in excess of agreed upon amounts. You should refer to "Description of Capital Stock" and the section in "Related Party Transactions" entitled "Recapitalization Agreement" for more information regarding limitations imposed on us by our charter and contractual relationship with Verizon. If we are unable to obtain required additional capital through the issuance of these securities or are required to obtain it on terms less satisfactory than we desire, we may be required to delay the expansion of our business.

   As of March 31, 2000, our indebtedness included $49 million of 6% convertible subordinated debentures. These debentures are due in 2012 and may be converted at any time by the bondholders into cash at an exchange ratio of $966.67 for each $1,000 in principal amount of debentures. The debentures are unsecured obligations of Genuity and are subordinated in right of payment to our senior indebtedness, if any. We are required to contribute to a sinking fund annual payments equal to 5% of the aggregate principal amount issued. As of December 31, 1999, we had purchased and retired debentures with an aggregate principal of $37.3 million, which satisfies the annual sinking fund requirements through 2006.

   As of March 31, 2000, our indebtedness also included $83 million in capital leases. The capital leases bear interest at 5.07% to 9.50% and have terms of 5 years from the date of purchase, with principal and interest payable quarterly in advance.

   In addition, in the future we may wish to selectively pursue possible strategic investments in businesses, technologies or products complementary to ours in order to expand our geographic presence and achieve operating efficiencies. We may not have sufficient liquidity, or we may be unable to obtain additional debt or equity financing on favorable terms or at all, to finance these investments.

Year 2000

   We do not believe that the Year 2000 rollover has had, or will have, any material adverse impact on our operating results or liquidity. We have not experienced any material contingencies with customers or major suppliers nor have we experienced any significant Year 2000 events. The estimated total cost of our Year 2000 compliance efforts is expected to total approximately $60 million, of which $54 million has been expended through March 31, 2000.

Inflation

   We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented.

Recently Issued Accounting Pronouncements

   The Securities and Exchange Commission issued Staff Accounting Bulletin
(SAB) No. 101, Revenue Recognition in Financial Statements, on December 3, 1999. We are required to adopt this new accounting guidance, as amended by SAB No. 101A, no later than the second quarter of 2000. We implemented this accounting guidance in the first quarter of 2000.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This new standard is not anticipated to have an impact on our combined financial statements based on our current structure and operations.

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Quantitative and Qualitative Disclosure About Market Risk

   While our long-term debt bears fixed interest rates, the fair value of our fixed rate long-term debt is sensitive to changes in interest rates. There is a risk that market rates will increase and the required payments will exceed those based on the current market rates. The estimated fair value of long-term debt based on a debt pricing model was lower than its recorded value by approximately $1.2 million as of December 31, 1998, by approximately $6.6 million as of December 31, 1999 and by approximately $6.8 million as of March 31, 2000. Under our current risk management policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

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

                                    BUSINESS

Overview

   We are a leading e-business network provider of high quality, managed Internet infrastructure services to enterprises and service providers. We use the term e-business to refer to commercial transactions conducted over the Internet. We offer a comprehensive suite of managed Internet infrastructure services, including:

  . Internet access through dial-up, dedicated and digital subscriber lines;

  . web hosting and content delivery; and

  . value-added e-business services, such as virtual private networks for secure data transmissions and security services.

   We operate a state-of-the-art global network that consists of:

  . recently deployed broadband fiber optic cable in the United States;

  . points of presence, which are locations where we provide Internet access to end users;

  . secure data centers with redundant fiber connections to our network and backup power sources; and

  . undersea and international fiber optic cable capacity.

   Our large base of on-network users and content, combined with our extensive network, positions us as one of the leading Internet backbone providers in the world, a status commonly referred to as a Tier 1 Internet backbone provider. Tier 1 Internet backbone providers have the network scale and on-network traffic to offer their customers connectivity to virtually all addresses on the Internet either directly through their Internet backbone or through cost-free, high speed private connections to other Tier 1 Internet backbones. We believe that service providers are increasingly connecting to networks with substantial on-network content to improve the quality of their customers' experience, which in turn drives demand by enterprises seeking to connect to networks with large numbers of users. We believe that by taking advantage of this demand cycle, which we call the "network effect", we will continue to drive significant demand for our services from both enterprises and service providers and differentiate ourselves from non-Tier 1 Internet backbone providers.

Industry Background

 The Growing Importance of the Internet

   The Internet has experienced tremendous growth in the past decade and has emerged as an important global medium for communications and commerce. The growth in data that is transmitted over the Internet is driven by a number of factors, including the rapidly increasing number of network-enabled and Internet-based applications, the growing number of personal computers linked to the Internet, advances in network-enabled devices, servers and routers and the increasing availability of broadband connections.

   The explosive growth of the Internet and the increasing demand for data services are expected to continue. According to International Data Corporation, the number of Internet users worldwide will increase from 142 million at the end of 1998 to approximately 502 million by the end of 2003. In addition, according to International Data Corporation, the number of web pages is expected to grow from 1.7 billion in 1999 to approximately 13.1 billion in 2003. This growth is expected to lead to a substantial increase in the demand for bandwidth and other Internet infrastructure services.

   The proliferation of the Internet within the business environment, in particular, has been substantial. Once primarily used for e-mail and retrieving information, the Internet is now being used as a communications platform for an increasing number of mission-critical Internet-based applications, such as those relating to

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

e-commerce, internal networks or intranets, telephone and facsimile capabilities, supply chain management, customer service and project coordination via extranets. The Gartner Group estimates that worldwide business-to-business e-commerce sales will grow from $145 billion in 1999 to approximately $7.3 trillion in 2004.

   To improve the effectiveness and scalability, of their critical Internet-based applications, both enterprises and service providers are requiring increasing levels of network performance, including capacity, reliability, security and manageability, across the Internet.

 The Growing Demand for Outsourced Internet Infrastructure Solutions

   As the Internet and data traffic have grown, the cost and complexity for enterprises and service providers to manage their own network infrastructure demands in-house has increased. Traditionally, enterprises were required to make substantial investments in developing the Internet expertise and infrastructure necessary to ensure the quality, reliability, security and availability of their Internet operations. The implementation and maintenance of Internet infrastructure solutions also require significant technical expertise and capital expenditures in a number of other areas, such as e-commerce systems, security and privacy technologies, advanced user interface and multimedia production. Moreover, the information technology departments within enterprises are constantly challenged by the need to implement their Internet business strategy, adopt new and rapidly changing technologies, transition to new broadband content applications and continuously update dynamically changing content. As a result, enterprises are seeking Internet infrastructure service providers that can minimize their exposure to the capital, human and technological risks associated with in-house solutions. To increase their competitive edge, enterprises are now outsourcing their critical Internet operations to increase performance and scalability, speed time-to-market and reduce costs.

   Similarly, service providers are challenged by the rapid growth and increasing complexity of the Internet infrastructure, the dramatic increase in data traffic and the growing need to meet the demands of broadband applications. Service providers are increasingly required to devote substantial capital and human resources to expanding the capacity and the technological capabilities of their networks. As the demands of their customer base grow, these service providers find it more difficult to quickly, cost-effectively and efficiently deliver service through internal infrastructure expansion. As a result, service providers are increasingly focusing their resources on sales and marketing and outsourcing their Internet infrastructure requirements to organizations focused on developing and enhancing a high capacity Internet infrastructure that can be quickly expanded to meet their requirements.

 The Development of the Internet Infrastructure Services Market

   The growing demand from enterprises and service providers for outsourced Internet infrastructure services has led to the development of an Internet infrastructure service market comprised of companies focused on solving these outsourcing requirements. Many of these companies have endeavored to build or otherwise acquire network facilities in order to provide Internet access, while others have addressed more specific solutions, such as web hosting or security services. According to Forrester Research, the Internet access and web hosting markets in the United States are expected to grow from an aggregate of $4 billion in 1998 to $57 billion by 2003, representing a compound annual growth rate of approximately 70%.

   Enterprises and service providers are increasingly demanding Internet infrastructure service providers that can deliver a high quality Internet experience for their users. The ability to deliver this high quality experience has become more difficult, largely as a result of an increasing number of Internet users and richer content, including graphics, photographs and streaming video and audio. In addition, as the number of networks connected to the Internet has grown, the delay and loss of data that is transmitted over the Internet has increased. This is particularly true at the major public peering points where multiple Internet service providers exchange data over shared facilities. To increase performance, a number of Internet backbone providers have established high-speed private connections with other networks to exchange traffic over dedicated fiber circuits.

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

These connections are referred to as private peering connections. The quality of an experience on the Internet is therefore highly dependent on the quality, capacity and reliability of the physical facilities over which Internet services are provisioned and the Internet backbone through which Internet access is provided and content is delivered.

   The critical elements of delivering a high quality user experience are a large base of on-network users, content, and high speed, well-managed private peering relationships with other Tier 1 Internet backbones. Internet backbone providers that have these competitive strengths are able to route traffic to virtually all Internet addresses and avoid the need to route traffic across multiple networks and congested public peering points. Consequently, their users encounter fewer delays due to transmission bottlenecks across public peering points, and enterprise and service providers using these Internet infrastructure service providers are better able to manage the quality of experience of their end users.

   Accordingly, enterprises and service providers increasingly look to the limited number of providers that offer a comprehensive suite of managed Internet infrastructure services, a large base of on-network users and content, and reliable and scalable network facilities. We believe that we are among only a few companies in the world that offer the full complement of these attributes as part of their e-business network solution.

Our Solution

   Our e-business network solution enables our customers to outsource their Internet infrastructure needs to a single provider and to scale their Internet operations in a cost-effective and reliable manner. The key elements of our solution include:

   Comprehensive Suite of Managed Internet Infrastructure Services. We offer a broad range of managed Internet infrastructure services, including: Internet access; web hosting and content delivery; and value-added e-business services, such as virtual private networks for secure data transmission, security services and voice-over-IP. Our services are designed to enable customers to purchase the level of service, features, access speed and functionality that meet their existing requirements, while at the same time allowing them to easily upgrade services over time. We believe there is significant opportunity to offer integrated services to enterprise customers as their requirements evolve from Internet connectivity to more critical Internet applications. As part of our solution, we install, configure, maintain and monitor industry-leading hardware and software, offer technical consulting and support, provide high-volume backup and recovery systems and monitor our Internet backbone operations 24 hours a day, seven days a week. Additionally, we provide flexible service pricing that allows our customers to be billed according to their bandwidth and capacity utilization.

   Large Base of On-Network Users and Content. Because we provide Internet access services to many of the leading Internet service providers, including America Online, Earthlink, NetZero and Web TV, web hosting services for popular web sites as Yahoo! and ZDNet, and high speed connections to enterprises that host their own web sites, such as Microsoft, we carry a significant amount of traffic over our Tier 1 Internet backbone. We believe enterprises and service providers choose to connect to our Internet backbone because they can directly route traffic to, or receive content from, a significant number of other customers on our network. This capability results in higher transmission speeds, lower instances of data loss and greater quality of service, thereby improving the overall quality of experience for Internet users. We believe that service providers are increasingly connecting to networks with substantial on-network content to improve the quality of their customers' experience, which in turn drives demand by enterprises seeking to connect to networks with large numbers of users. We believe that by taking advantage of this demand cycle, which we call the "network effect", we will continue to drive significant demand for our services from both enterprises and service providers and differentiate ourselves from non-Tier 1 Internet infrastructure service providers.

   State-of-the-Art Network. We operate a state-of-the-art, high capacity global fiber optic network that is highly reliable and scalable. A majority of our fiber has been deployed within the past two years, and over 85%

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

of our optical electronic equipment has been installed within the past year. Our highly redundant fiber optic network architecture is designed to minimize service interruptions in our network operations. We have significant additional capacity on our fiber network, which already carries a substantial portion of our traffic. This capacity allows us to scale quickly at favorable incremental capital costs as we meet increased customer demands and continue our transition from leased capacity. We also operate eight data centers in the United States, one data center in the United Kingdom and one in Japan, through which we provide managed and collocated web hosting services for enterprises with critical Internet operations. Through our technologically advanced data centers, we offer customers a secure environment to house critical Internet operations and to obtain high bandwidth connectivity to the Internet.

   High Performance, Tier 1 Internet Connectivity. We provide high performance connectivity to the Internet through our Tier 1 Internet backbone and extensive high speed private connections to other major Internet backbone providers and, to a lesser extent, public peering points. Our extensive private peering relationships permit us to have direct, cost-free exchange of traffic with a significant number of telecommunications carriers and Internet infrastructure service providers, thus avoiding the congestion of public peering points when directing traffic to users connected to those Internet backbones. As a result, we are able to offer our customers direct access to our on-network users and content. In addition, over 80% of the traffic we deliver to the rest of the Internet is delivered through private peering connections.

   Significant Internet Protocol Engineering and Architectural Expertise. Drawing upon the breadth and depth of our IP and networking experience and expertise, including over 750 engineers and over 1,100 technicians, we are able to quickly and cost-effectively identify the Internet infrastructure requirements of our customers and design and implement appropriate solutions. For service providers, this entails testing, certifying, deploying and scaling, within our network, the latest fiber optic and IP routing, switching and web hosting technology to provide cost-effective and highly reliable managed Internet infrastructure services. For our enterprise customers, we provide high quality IP solutions comprised of one or more of our services. For example, we combine our Internet access, web hosting, virtual private networks and managed security services to enable secure intranets and extranets for enterprises.

Our Strategy

   Our objective is to be the leading e-business network provider by architecting, building and operating the infrastructure for the Internet economy. The principal elements of our strategy for pursuing this objective include:

   Leveraging the Network Effect. We intend to continue to target enterprises and service providers with significant Internet infrastructure demands. The addition of an increasing number of service providers enables us to cost-effectively scale our network and attract enterprises that seek to connect to networks with a large number of users. The additional users that these service providers bring to our network attract enterprises that want to market their products and services directly to a larger base of users. We believe that attracting these customers will enhance our position as a leading provider of managed Internet infrastructure services as a result of the consolidation of a growing number of users and large volumes of content on our Tier 1 Internet backbone. We also believe that over time the scale associated with an increasing customer base will also allow us to pursue premium pricing with enterprise customers and minimize operating expenses sometimes associated with private peering connections to other Internet backbones.

   Expanding Our Capacity and State-of-the-Art Network. We intend to continue to expand our capacity and state-of-the-art network in advance of the capacity demands of our customers. We plan to do this by accomplishing the following by the end of 2001:

  . extending our coverage by deploying up to an additional 4,500 route miles of fiber optic cable serving approximately 120 metropolitan service areas and 11 additional international markets;

  . expanding our network capacity in the United States to the equivalent of 10 layers of 10 gigabit capacity each;

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

  . increasing our number of dedicated points of presence to nearly 300 and deploying local fiber rings within selected metropolitan service areas to increase our reach to end users;

  . adding seven additional data centers in key locations worldwide to address the growing demands for our web hosting and content delivery services;

  . expanding our network collocation facilities to enable our service provider customers to reach new markets quickly and cost-effectively; and

  . deploying state-of-the-art optical electronic equipment to maximize the capacity of our fiber network.

   Continuing to Build and Own Our Network Facilities. As we expand, both domestically and internationally, we intend to build and own the majority of our network facilities rather than leasing them from other facilities-based providers. We believe that owning our network facilities:

  . provides greater control over the performance, reliability and breadth of our managed Internet infrastructure services;

  . enables us to increase our capacity more quickly to meet increasing bandwidth demands;

  . generates higher gross margins than would be generated through leasing circuits from other facilities-based providers; and

  . improves service delivery to customers by reducing reliance on third-party providers.

   Expanding Our Distribution Capabilities. We intend to develop and expand our direct sales force and our strategic alliances with other Internet-focused companies in order to expand our distribution capabilities. Currently, we have over 350 persons in our direct sales force, and we intend to substantially increase this sales force by the end of 2001. During the same period, we plan to substantially increase our Electronic Business Consultant organization, which is a group of highly skilled sales consultants that aid our existing and potential customers in designing e-business solutions based on our managed Internet infrastructure services. In addition, through our eP@rtner Program, we have formed alliances with leading web integrators, e-business consultants, interactive agencies and other technology providers. We have formed similar alliances with international Internet service providers through our Net.Alliance program. This program enables these Internet service providers to offer our portfolio of IP-based services to their customers and is designed to allow us to provide our services to private and commercial customers in key European, Pacific Rim and Latin American markets. Our current partners in these programs include, among others, Agency.com, Cambridge Technology Partners, Cisco Systems, Ernst & Young, Hewlett-Packard, IBM, Lante, Microsoft, Nortel Networks and Sapient in the United States, Energis in the United Kingdom and I.NET and Tiscali in Italy. These alliances serve as a valuable, cost-effective channel for marketing our services. We also plan to expand our existing reseller relationships to significantly enhance our distribution capabilities.

   Pursuing Strategic Transactions and Alliances. We intend to pursue selective acquisitions that will allow us to quickly and cost-effectively extend our geographic presence and customer base, particularly in international markets. Additionally, we intend to make strategic investments in or enter into joint ventures or alliances with complementary businesses to broaden our market presence or expand our strengths in key services. We believe that successfully pursuing these strategic transactions or alliances will enable us to expand our geographic and service reach and to broaden our Internet infrastructure services for our customers.

   Using Our Extensive Internet Protocol and Networking Expertise to Develop New Services. We intend to use our long history of IP and networking expertise to strengthen our reputation as a leader in the development and deployment of innovative Internet infrastructure services. We were one of the first to offer commercially managed web hosting services and managed security services. We plan to continue to develop and introduce innovative services that address the evolving requirements of our enterprise and service provider customers. We are pursuing initiatives such as IP-based voice virtual private networks, enhanced multi-media streaming and

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

content distribution services and wireless and satellite access services. In addition, we plan to partner with or make investments in innovative Internet start-ups and other organizations to enhance both our access to and incorporation of leading technologies.

   Establishing Genuity as a Leading Brand for e-Business Network Services. We intend to establish Genuity as a leading brand for e-business network services worldwide. We plan to increase brand awareness by pursuing an aggressive marketing strategy involving television, radio and print advertising as well as extensive public relations efforts. We will pursue additional marketing campaigns specifically targeted at enterprises and service providers. We also intend to build brand recognition by continuing to work closely with our eP@rtners and Net.Alliance partners to increase our exposure to a broader base of customers.

Our Services

   We provide a comprehensive suite of managed Internet infrastructure services targeted to two primary customer groups, enterprises and service providers. Our services fall into the following four categories:

  . Internet access;

  . web hosting;

  . value-added e-business services; and

  . transport services.

   Our enterprise customers rely on our comprehensive suite of managed Internet infrastructure services to create and implement their e-business strategies. Our service provider customers rely primarily on our Internet access and web hosting services, which enable them to focus on the retail aspects of their business while we provide and manage the underlying scalable infrastructure necessary to deliver services to their customers. We believe our focus on developing and tailoring services to meet the needs of our target customers, as well as the scale and diversity of our services, differentiates us from our competitors.

   Internet Access. We offer a variety of Internet access services to our enterprise and service provider customers, including dial-up, dedicated and digital subscriber lines. We also provide a range of customer premise equipment that is necessary to connect to the Internet, including routers, channel service units or data services units, modems, software and other products. Our Internet access services, which accounted for over 79% of our total revenues in 1999, include:

  . Dial-up Access. Our dial-up access service enables users to connect to the Internet using a local telephone number. Our customers can connect to our Internet backbone through more than 800 local access points in the United States and, through our reseller relationship with iPass, a remote access provider, through approximately 1,500 international local access points in more than 150 countries. DiaLinxSM, which is our remote dial-up access service for enterprises that enables them to provide their mobile professionals, telecommuters, customers and business partners with guaranteed, cost-effective local dial-up access to their intranets and extranets, as well as the Internet, from around the world. Similarly, our DiaLinx ISP service enables Internet service providers to expand their existing dial-up access service without incurring substantial up-front capital costs and ongoing operational expenses. For other Internet service providers and organizations that want to quickly offer their customers a private-label, Internet dial-up access service without incurring up-front and ongoing investments in network infrastructure or the burden of providing back office support, we offer a virtual Internet service provider service, called DiaLinx VISP SM.

  . Dedicated Access. Our Internet Advantage SM and ISP Direct SM services connect enterprises and service providers directly to the Internet through a dedicated high speed connection. These services are available throughout the United States and in more than 60 other countries. We offer a broad spectrum of dedicated connection types with flexible pricing structures, as well as comprehensive service level guarantees. We offer dedicated Internet access at speeds ranging from T1, including fractional up to 1.5 megabits per second, to OC-12, which is capable of transmitting data at 622 megabits per second.

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

  . Digital Subscriber Line Access. Our digital subscriber line access service enables high speed digital transmission over telephone lines. This service allows an end user to use the telephone while connected to the Internet with only one connection. Unlike dial-up access services, our digital subscriber line access service provides a full-time connection that is "always on". We currently offer service in 24 major metropolitan service areas throughout the United States, with expansion planned to over 50 major metropolitan service areas, covering over 60% of the United States population, by the end of 2000. Our digital subscriber line access services are available in a wide range of dedicated access speeds, from 144 kilobits per second to 1.5 megabits per second. Our digital subscriber line access services for enterprises are designed to meet the needs of telecommuters, branch offices and small businesses by providing high quality Internet access at speeds faster than dial-up and Integrated Services Digital Network and offered for a fixed monthly fee. In addition, for our service provider customers, we coordinate all activities necessary to provide digital subscriber line access service, including service establishment, network connectivity, bulk billing and second tier technical support.

   Web Hosting. Our web hosting services, which accounted for 7% of our total revenues in 1999, enable enterprises and application service providers to outsource the storage and management of their web servers to our special purpose web hosting facilities. Our Enterprise Advantage SM web hosting service provides reliable web hosting and high speed network infrastructure, flexible, fast, and secure web hosting platforms and experienced technical support staff. We currently operate 10 data centers throughout the world, with eight in the United States, one in Leeds, England and one in Tokyo, Japan. Each data center is located in the same building as, or in close proximity to, our network access points. Our data centers are technologically advanced facilities with redundant, high speed connectivity to the Internet, uninterruptible power supplies, back-up generators, fire suppression, raised computer floors, separate cooling zones, seismically braced racks and high levels of security. Our Enterprise Advantage services include:

  . Managed Web Hosting. Our managed web hosting service provides fully managed, secure and reliable web hosting capabilities for businesses operating in Windows NT or UNIX environments that want to use our expertise to implement and manage their web site infrastructure. We manage the systems and platforms and also retain ownership of equipment and software.

  . Customer Managed Web Hosting. Our customer managed web hosting service is designed for enterprises that require administrative control of their web sites but prefer to partner with an experienced, reliable web hosting provider. This service provides our customers with pre-configured server hardware and software, Internet access and the benefit of secure and continuously monitored data centers. Our customers retain full responsibility for the content and administration of their web sites.

  . Collocation Web Hosting. Our collocation web hosting service is designed for enterprises that seek to own their own equipment and retain full responsibility for management, content and administration of their web sites, but need a secure and scalable hosting facility with high performance connectivity.

  . Content Delivery and High Availability Services. For customers with high traffic web sites, we also offer optional, high availability services that can increase web site capacity and performance. We currently offer four high availability services:

    . LoadBalancer. Our LoadBalancer SM service creates a single web address that represents multiple web servers located in a single data center. These web servers utilize advanced load balancing techniques, based on the number of users seeking access to the web site, to connect users to the web server that will produce the fastest response to their request.

    . Traffic Distributor. Our Traffic Distributor service is designed for web sites requiring high reliability and involves hosting web servers in multiple data centers. Enabled by our patent-pending Hopscotch(TM) load distribution technology, this service enhances the experience of an end user by directing their content requests to the web server offering the fastest and most reliable service.

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    . Site Replicator. Site Replicator enhances web site availability by mirroring web site content between multiple servers. Site Replicator copies new files, scripts and web images from the primary server to the other servers within its defined group. Site Replicator is a flexible web data replication tool, using efficient algorithms and intelligent data transfer techniques to minimize overhead and ensure that content on all web servers is synchronized.

    . Site Accelerator. Site Accelerator replicates web site content on servers throughout our Internet backbone and brings this content geographically closer to our users, a process known as caching. This process reduces web page load times. Because this service is performed in our network, our customers receive the benefits of caching without any capital investment. Site Accelerator splits the task of serving content between the cache servers in our network and the dedicated web site servers. When the content is moved to our cache servers, the dedicated web site servers are freed up, permitting more users and more transactions without sacrificing performance from the perspective of the end user.

   Value-added e-Business Services. As enterprises and service providers continue to use the Internet as a business-critical tool, we believe they will increasingly demand a wider range of e-business services to ensure security, enhance productivity, reduce costs and improve service reliability and scalability. Today, we offer a range of value-added e-business services, including:

  . Virtual Private Networks. With our virtual private network service, we enable an enterprise and its employees, customers, suppliers and business partners to securely send and receive information to and from each other via encrypted dial-up, dedicated, digital subscriber line or cable-modem Internet connections. Our VPN Advantage SM service is a managed virtual private network service that makes it possible to communicate securely over our Internet backbone and over the Internet from virtually anywhere in the world. With VPN Advantage, our customers benefit from the capabilities of a large, shared IP-based network infrastructure while maintaining the look and feel of their own private corporate network.

  . Managed Security Services. Our managed security services are scalable and can be customized to our customers' needs and provide a high level of protection for their corporate networks. Our managed security services include monitoring the network perimeters of our enterprise customers, 24 hours a day, seven days a week, and use of firewall management, maintenance and proactive response techniques to ensure the security of access points into their computing infrastructure. Our Site Patrol SM for FireWall-1(R) and our Security Advantage SM are Internet security services that help to significantly reduce exposure to Internet security threats and firewall breaches. In addition, we offer a vulnerability assessment service, Site Scan SM, that helps enterprises strengthen their network perimeter security by periodically testing for potential weaknesses and generating recommendations for correcting them.

  . Voice-over-Internet Protocol. Through our suite of voice-over-IP services, including International VoIP Direct SM and ESP Direct SM, we offer low-cost, high-quality voice-over-IP network transport to Internet service providers, Internet telephony service providers, enhanced service providers and telecommunications companies providing voice-over-IP services to their customers. We seek to provide our customers with accelerated time-to-market for their customers through innovative, enhanced solutions enabling voice services such as personal computer-to-phone and personal computer-to-personal computer.

   Transport. Our transport services are generally purchased by telecommunications carriers and Internet service providers requiring additional capacity. In delivering these services, we provide a single point of contact for planning, ordering, installing, billing, maintaining and managing the transport services of our customers. Our transport services, which accounted for 9% of our total revenues in 1999, include:

  . ATM Service. Our asynchronous transfer mode, or ATM, transport service, a form of high speed data transfer, is targeted primarily at carriers and Internet service providers with high bandwidth voice, video and data transmission requirements. We provide ATM connections between one or more

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    locations. Our ATM transport services provide logical permanent virtual connections, thereby supporting applications that send information at a constant or variable bit rate. We offer a wide range of speeds at one megabit per second increments and match the application needs to the desired amount of bandwidth.

  . Private Line Service. Our private line service provides dedicated point-to-point transport services through non-switched, non-usage sensitive dedicated facilities. Our private line service is supported over our dedicated Synchronous Optical Network, or SONET, facilities, which results in a highly reliable network. These services are comprised of bandwidth delivered in units of: (1) DS-3, which is capable of transmitting data at 44.736 megabits per second; (2) OC-3, which is capable of transmitting data at 155.520 megabits per second; (3) OC-12, which is capable of transmitting data at 622.080 megabits per second; and (4) OC-48, which is capable of transmitting data at 2.488 gigabits per second.

  . Network Collocation Services. Our collocation services provide our customers with a physical location to collocate communications equipment at our points of presence. This service allows our service provider customers to expand their market areas without extensive recurring real estate charges, build-out fees and overhead costs.

Our Network

   We operate a state-of-the-art, facilities-based global fiber optic network designed specifically for IP technology. We own the core components of our network infrastructure in the United States through indefeasible rights of use, or IRUs, for the underlying fiber optic cable. Within the United States we also lease capacity from third parties to provide service to our customers. We estimate that a majority of our traffic is currently transmitted over this leased capacity. We are in the process of transitioning traffic from leased capacity to our network infrastructure and expect that over 80% of our traffic will travel over our owned network by the end of 2001. We also own undersea capacity through IRUs and lease capacity internationally. Our current network infrastructure consists of:

  . over 17,500 route miles of owned inter-city fiber cable in the United States that passes through the largest 100 metropolitan service areas and substantial additional leased capacity;

  .  undersea capacity to Europe via Atlantic Crossing-1 and to Asia via TPC-
     5;

  . approximately 70 facilities-based points of presence in the United States that provide direct access to our fiber network;

  . over 70 dedicated Internet access service delivery points in the United States;

  . over 800 local points of presence for dial-up access in the United States and, through our reseller relationship with iPass, an additional 1,500 local access points of presence in more than 150 other countries;

  . 10 points of presence in international markets, including Amsterdam, Dublin, Frankfurt, London (2), Milan, Paris, Stockholm, Sydney and Tokyo, with the ability to provide service from over 300 additional points of presence in over 60 countries though leased facilities; and

  . eight data centers located in the United States and one each in the United Kingdom and Japan.

   We plan to substantially expand our network infrastructure, both domestically and internationally. Through the end of 2001, we plan to:

  . extend our coverage by deploying an additional 4,500 route miles of fiber cable serving approximately 120 additional metropolitan service areas in the United States and building local fiber rings in major metropolitan service areas in the United States;

  . utilize additional international undersea capacity to: (1) Europe via TAT-14 and FLAG Atlantic; (2) Latin America via Americas II; (3) the Caribbean via ARCOS-1; and (4) Asia via Japan-US cable network;

  . expand our network capacity in the United States to the equivalent of 10 layers of 10 gigabit capacity each;

  . add more than 25 facilities-based points of presence in the United States that provide direct access to our fiber network;

  . add more than 200 additional dedicated Internet access service delivery points in the United States;

  .  add an additional nine points of presence in key international markets;

  . add approximately 800,000 additional modems to our North American dial-up infrastructure and expand our coverage to an additional 300 local markets in North America;

  . expand our broadband coverage to 80 metropolitan service areas and surrounding cities in the United States; and

  . build seven additional data centers in key locations worldwide, which will increase our existing capacity by approximately 1.2 million square feet.

   As we expand our network infrastructure, both domestically and internationally, we intend to primarily build and own our facilities rather than lease them from other facilities-based providers. In addition, we have taken the flexible approach of utilizing multiple fiber providers to ensure higher reliability, quicker deployment of new technology and faster provisioning for our customers. Our network infrastructure has the following characteristics:

   High Performance, Reliability and Quality. The geographic reach and state-of-the-art nature of our network enhance our ability to provide a high quality user experience. We have incorporated a variety of technologies in our network to ensure high performance and reliable transmission. These technologies include OC-192, which is capable of transmitting data at 10 gigabits per second, and SONET transmission equipment employing self-healing protection switching. These technologies, combined with our ring-based architecture, increase network reliability and minimize the risk of service outages. In the event of a failure in any segment of our network infrastructure, traffic is automatically rerouted across different fiber strands with virtually no interruption in service. Additionally, our network infrastructure makes extensive use of railroad rights-of-way that typically offer greater protection for the fiber than fiber deployed over other rights-of-way such as highways, telephone poles or overhead power transmission.

   Capacity on Demand. We currently have an indefeasible right to use over 17,500 route miles of fiber in the United States, with virtually all of these fiber route miles having 24 separate strands. These fiber route miles, which form the core of our network infrastructure in the United States, were operational at the end of 1999. The majority of the fiber deployed in our network infrastructure is state-of-the-art Lucent True Wave(R) fiber that supports multiple wavelengths, each running at 10 gigabits per second, thus allowing for more capacity on a single fiber strand. Our fiber network, combined with our network design, enables us to take advantage of the most recent advances in optical electronic transmission equipment. For example, we generally are using only four of our existing 24 strands of fiber, each of which supports up to eight wavelengths per fiber at 10 gigabits per second data transmission using current generation optical electronic transmission equipment. However, as optical electronic transmission equipment providing 16, 32, 50 or even higher numbers of wavelengths per fiber becomes commercially available, we plan to deploy this equipment as needed on unused fiber strands to expand the capacity of our network infrastructure. With the advanced nature of our fiber network and the advances in optical electronic transmission equipment, we believe we will have sufficient capacity on our existing fiber in the United States for the foreseeable future. In addition to our owned facilities, we supplement our existing route miles with leased capacity from other providers.

   Advanced Network Architectures. We believe that owning our network allows us to implement new network architectures as they become technologically feasible. For example, IP over dense wave division multiplexing, which is an optical technology that increases the amount of data that can be transmitted over a single fiber by dividing that fiber into multiple lightpaths or wavelengths, will eliminate the need for the SONET network layer by relying on IP routers and the dense wave division multiplexing equipment to perform the re-routing that SONET currently performs. Furthermore, advanced optical networking transmission equipment will enable traffic to be switched and routed without being converted to an electrical signal first. We believe our engineering and architectural expertise will enable us to quickly deploy these new architectures and technologies, thereby reducing the complexity of data systems, increasing flexibility and reducing costs.

   Flexible Platform for Multiple Services. Our network has been specifically designed for IP and can carry any form of packet data, including voice, video and traditional data services. While many carriers and service providers use multiple networks and platforms to deliver these distinct services, our IP-optimized network provides a single platform that simplifies network management, customer support and service delivery. In addition, ownership of our facilities enables us to deploy new or enhanced services more quickly. For example, we designed and deployed one of the first architectures to transmit real-time voice and data packets with reliability and performance substantially equivalent to the public switched telephone network. Moreover, our architecture allows for rapid scalability of capacity, quick geographic expansion and cost-efficient implementation of new services and features.

Our Data Centers

   We currently operate 10 data centers that have been specifically designed for managed web and application hosting services and high capacity connectivity to our network. We have eight data centers in the United States, located in Palo Alto, California; San Jose, California; Los Angeles, California; Phoenix, Arizona; Chicago, Illinois; Cambridge, Massachusetts; Chantilly, Virginia; and New York, New York. We also have one data center in each of Leeds, England, and Tokyo, Japan.

   Our data centers are strategically located in the same building, or in close proximity to, network access points, and all are directly connected to our Internet backbone. Our data centers are technologically advanced facilities with:

  .  redundant, high speed connectivity to the Internet;

  .  uninterruptible power supplies;

  .  back-up generators;

  .  fire suppression;

  .  computer floors;

  .  separate cooling zones;

  .  seismically braced racks; and

  .  high levels of physical and network security.

   Our highly trained staff monitors these systems 24 hours a day and seven days a week. By the end of 2001, we plan to add seven data centers, adding approximately 1.2 million square feet of additional capacity. Each of these new data centers will be directly connected to our network and will be designed specifically for mission-critical servers with complete redundancy of all support systems. We expect these seven new data centers will be located in: Los Angeles, California; Mountain View, California; Atlanta, Georgia; Cambridge, Massachusetts; Carteret, New Jersey; Chicago, Illinois; and Chantilly, Virginia.

Our International Operations

   We provide global coverage for our international customers. Today, we lease our network facilities in international markets, including back haul services from over 300 local points of presence in 60 countries and a SONET fiber ring connecting London, Paris, Frankfurt and Amsterdam, which is capable of transmitting data at 155.520 megabits per second. We are able to provide dedicated access services in more than 60 countries and enable global dial-up access service in more than 150 countries. We provide web hosting services out of our data centers in the United Kingdom and Japan and we have the capability to provide managed security and virtual private network services in over 39 countries. We have 10 points of presence in international markets, including:
Amsterdam; Dublin; Frankfurt; London (2); Milan; Paris; Stockholm; Sydney; and Tokyo. All of our international points of presence are capable of accepting voice-over-IP traffic for delivery in the United States.

   By the end of 2000, we plan to add nine additional points of presence in the following locations: Manchester; Madrid; Dusseldorf; Hamburg; Hong Kong; Sao Paulo; Rio de Janeiro; San Juan; and Mexico City.

   By the end of 2000, we also plan to deploy one of the first OC-48 fiber rings in Europe employing IP over dense wave division multiplexing. We believe this fiber ring network connecting London, Amsterdam, Frankfurt and Paris will dramatically improve our ability to provide high-end data services and is required to meet our rapidly growing traffic in Europe.

   GTE has granted the exclusive right to our existing trademarks and proprietary technology to TELUS Corporation for use solely in Canada for the provision of telecommunications services, including Internet services. The TELUS agreement limits our ability to provide Internet services in Canada. We are currently negotiating an arrangement with TELUS that would govern our relationship after this offering when we are not an affiliate of GTE.

   In terms of trans-oceanic capacity, over the past two years we have entered into a number of agreements for indefeasible rights of use to cable systems that are either deployed or in the process of deployment. The following table details our current and planned international cable capacity. The expected dates of deployment represent approximate time frames in which we believe our capacity on this cable will become operational. These dates are, to a large extent, beyond our control and deployment may occur significantly later than we expect.

                                                                       Expected
 Cable System                  Capacity                    Terms      Deployment
 -------------  -------------------------------------- -------------- ----------
 Americas II    U.S.-Brazil (One STM-1)(1)             25 Years (IRU) Q3 2000
                U.S.-Venezuela (One STM-1)
                U.S.-Puerto Rico (One DS-3)(2)

 Atlantic       U.S.-United Kingdom (Two STM-1s)       25 Years (IRU) In Service
 Crossing-1     U.S.-Germany (One STM-1)               Lease
                United Kingdom-Netherlands (One STM-1) Lease
                United Kingdom-Germany (One STM-1)     Lease

 Japan-U.S.     U.S.-Japan (Six STM-1s)                25 Years (IRU) Q4 2000
 Cable Network  U.S.-Hawaii (One STM-1)
                Upgrade Capability to 28.5 STM-1s

 TAT-14         U.S.-France-Netherlands-Germany-       25 Years (IRU) Q1 2001
                Denmark-U.S. (30 STM-1s)

 FLAG           U.S.-United Kingdom-France-U.S.        25 Years (IRU) Q2 2001
 Atlantic-1     Portable Capacity
                Seven STM-1s Initially
                Upgrade Capability to over 50 STM-1s

 ARCOS-1        U.S.-Caribbean Portable Capacity,      25 Years (IRU) Q1 2001
                Two STM-1s Initially
                Upgrade Capability to 21 STM-1s

 TPC-5          U.S.-Japan (One DS-3)                  Lease          In Service

--------
(1)  STM-1 is capable of transmitting data at 155.520 megabits per second.
(2)  DS-3 is capable of transmitting data at 44.736 megabits per second.

Research and Development

   We believe that the task of building an Internet infrastructure services business is primarily one of integrating third-party systems, technologies, communications equipment, software and services to provide reliable, highly scalable and cost-effective Internet infrastructure services. Therefore, we generally use commercially available equipment. Our 30 years of IP and networking experience and expertise not only enables us to assess the technology and quality of potential vendors and to assist them in making their products more responsive to the needs of our customers.

   We continually monitor research developments in the various industries supporting our business. We work closely with the engineering groups of our existing vendors, technology partners, innovative start-up companies and complementary service providers to incorporate advanced technology, features and services. For example, we have worked closely with Cisco Systems, one of our primary suppliers, to develop new equipment and have been regular participants in its Technical Advisory Group. Through this and other cooperative programs, we strive to ensure that new hardware designs address the evolving requirements of our business and those of our customers.

   In addition, we plan to work with innovative start-up companies to assist them in developing and implementing advanced technologies and converting these technologies into market-ready products and services. A key component of our strategy will be to develop strategic relationships with those start-ups that have technology or services that can help us expedite the execution of our business plan. The strategic nature of these relationships could take the form of acquisitions, technology transfers, equity investments or joint product development.

Our Customers

   We primarily target enterprises and service providers. We have established a large and diversified base of enterprise customers in a wide range of industries, including financial services, manufacturing, media and publishing, consulting services and high technology. As of March 31, 2000, we had approximately 5,000 enterprise customers, the majority of which were located in the United States. The following is a representative list of our enterprise customers, each of which generated at least $100,000 in revenue for the fiscal year ended December 31, 1999.

        High Technology                                     Manufacturing
        ---------------                                     -------------
           Cabletron                                     Carrier Corporation
             Compaq                                        FMC Corporation
           Microsoft                                     Hasbro Interactive
        Sun Microsystems                                   Avid Technology
      Media and Publishing                               Consulting Services
      --------------------                               -------------------
              CNN                                      Computer Sciences Corp.
          DoubleClick                                 ENTEX Information Systems
             Yahoo!                                       Hewitt Associates
             ZDNet                                             Sapient
                                Other Services
                                --------------
                                Block Financial
                                    e-Speed
                              Stanford University

   Our customer base also includes many service providers, including application service providers, Internet service providers and telecommunications carriers. As of March 31, 2000, we had approximately 400 service provider customers, the majority of which were located in the United States. The following is a representative list of our service provider customers, each of which generated at least $400,000 in revenue for the fiscal year ended December 31, 1999.

      Consumer Internet Service Providers   Business Internet Service Providers
      -----------------------------------   -----------------------------------
                America Online                         I.NET S.p.A.
                   Earthlink                               iPass
                    NetZero                            Planet Online
                     WebTV                               Shore.net
          Telecommunications Carriers        Internet-Centric Related Services
          ---------------------------        ---------------------------------
           Pacific Gateway Exchange                 Akamai Technologies
                Tiscali S.p.A.                            Dialpad
              TLD of Puerto Rico                      Digital Island

Our Relationship With America Online

   We have supplied managed, dial-up access services in the United States to America Online since 1995. During the year ended December 31, 1999, America Online accounted for approximately 52% of our total revenues. We entered into a new agreement with America Online effective as of December 31, 1999, pursuant to which America Online has agreed to purchase additional dial-up Internet access services from us for a seven-year term through December 31, 2006. Under the new agreement, America Online has also agreed to purchase managed digital subscriber line and other broadband network access services from us for a five-year term through December 31, 2004. The components and resources used to provide dial-up access and broadband connections to our network backbone for America Online are dedicated to them and may not be used by us to service other customers. In addition, our Columbia, Maryland network operations center is dedicated to servicing America Online.

   Dial-Up Services. Under the new agreement, America Online has committed to purchase from us agreed upon minimum quantities of dial-up network access services as measured by the number of dial-up access ports, or modems, available for America Online customers. America Online has agreed to increase the number of dial-up access ports to be managed by us through June 2002, subject to the terms and conditions of the agreement. America Online pays us a fixed monthly fee for each activated dial-up access port managed by us for it. Under the agreement, the monthly per access port fee to which we are entitled will be reduced at specified intervals over the term of the agreement. In addition, we have agreed, subject to limitations, that if we offer a third party better pricing for comparable dial-up access services than that paid by America Online, America Online may gain the benefit of this better pricing.

   At specified times during the course of the new agreement, America Online has the right to seek a reduction in the fees paid to us for access ports based on the then prevailing market prices for comparable dial-up access services in the manner described in the new agreement. If we do not agree to reduce the fees we charge to America Online for the applicable dial-up access ports to the market price, America Online may, subject to advance notice and other limitations, terminate future dial-up service commitments to us and decommission an equal number of its existing dial-up access ports with us. Similarly, America Online may reduce its dial-up service commitments in the event we fail to meet monthly or geographic delivery targets.

   Beginning January 1, 2003, America Online may, subject to advance notice and other limitations, decommission dial-up access ports managed by us in proportion to their decommissioning of dial-up access ports provided by other vendors. We are required to maintain a dedicated network operations center to service the portions of our network dedicated to America Online.

   Broadband Services. Under the agreement, we also provide broadband services to America Online in connection with their digital subscriber line service offerings. America Online also has agreed to purchase additional network services from us in connection with its other broadband service offerings, including cable modem, wireless and satellite, as they offer additional broadband access options to their customers. America Online has committed to purchase from us the network services necessary to serve specified percentages of their digital subscriber line and other broadband customers. In connection with providing digital subscriber line service to an America Online customer, America Online is responsible for providing its customers with the local access circuit and we are responsible for the interconnection of that circuit to our backbone, transmission of the traffic to America Online and the monitoring, management and control of the network.

   We receive a specified monthly fee for each America Online digital subscriber line and other broadband customer for whom we provide network services. Under the agreement, America Online pays us monthly fees based on the number of America Online broadband customers that are connected to our network, which fees are subject to agreed upon reductions as the number of America Online digital subscriber line and other broadband customers for whom we are providing services increases. In addition, we have also agreed to extend broadband network services. At specified times during the course of the new agreement, America Online has the right to seek a reduction in the fee paid to us for broadband backhaul services based on then prevailing market prices for comparable broadband backhaul services. If we do not agree to reduce our fees to America Online for broadband network services to the market price in the manner described in the new agreement, America Online may, subject to advance notice and other limitations, terminate future broadband service purchase commitments to us and terminate existing broadband service. America Online may also terminate future broadband service purchase commitments in the event we fail to deliver services to a new local access and transport area within a specified period.

   General. In providing America Online services under the agreement, we are obligated to comply with specified minimum service levels. Either party may terminate the agreement in the event the other party commits a material breach which is not cured within 30 days after notice of the breach. In addition, America Online has the right to terminate the agreement in the event of:

  . repeated material breaches by us even if cured;

  . a violation of the most favored customer pricing provisions;

  . a total or near total outage of any of the services provided by us that, even if lasting fewer than 30 days, is widespread and prolonged;

  . our inability to meet our service level commitments or to expand service availability as required under the agreement; and

  . a change in control of us other than changes in control resulting from or arising out of the closing of the proposed merger of GTE and Bell Atlantic.

   We are also obligated to provide America Online assistance in the 12 months following any termination of the agreement to ensure a smooth transition of services. The agreement provides America Online with a right of first refusal with respect to the sale of our dial-up network access business.

   Under a separate agreement, we have agreed to provide dial-up network access services to America Online in Japan. This agreement includes similar provisions to those described above regarding minimum purchase requirements on the part of America Online Japan, market pricing adjustments, service level requirements and termination provisions.

Operations and Customer Support

   We believe that a high level of operational and customer support is critical to our success in attracting and retaining enterprise and service provider customers. We provide superior customer support by understanding the evolving and often complex technical requirements and business objectives of our customers. We assist our customers by initially assembling design teams comprised of product specialists from all relevant areas of our organization, including Internet access, web hosting and security. These design teams work closely with our customers from the very beginning of the relationship to properly identify their Internet infrastructure requirements and design appropriate solutions. We also assign a project manager to this team when a customer is prepared to implement its solution. Our design teams can range from a small group for single service solutions to a dedicated multi-discipline team for complex solutions. We also assign an implementation engineer to coordinate all of our activities with a customer. Our implementation engineers assist customers in developing operational processes and databases for use within their internal support environment after installation.

   We provide toll-free phone access, as well as e-mail or facsimile access, to our customer support centers. In addition, our web-enabled customer service tools allow our customers to track order and service status and request upgrades online. In addition, we have event management teams available 24 hours a day, seven days a week, to work with the appropriate organizations in the event of any major Internet-wide event that disrupts service. In these circumstances, we also utilize our automated emergency broadcast capability to quickly reach our customer by e-mail, telephone, facsimile or pager.

   We provide operational support for all services 24 hours a day, seven days a week. We also have network engineers and operational support agreements with our vendors to provide us with support 24 hours a day, seven days a week. Currently our primary Network Operations Center is located in our Burlington, Massachusetts headquarters facility. This Network Operations Center is supported by redundant power served from separate sources, extensive failover battery backup and dual, on premises power generation stations. We plan to relocate our primary Network Operations Center from Burlington, Massachusetts to our new Woburn, Massachusetts campus that is currently under construction. In addition, we have a Network Operations Center in Columbia, Maryland and are finalizing plans for a new Network Operations Center in the Dallas, Texas area to replace a facility we currently share with GTE. Our Columbia, Maryland Network Operations Center is dedicated to servicing America Online. We also have Operations Support Centers in Cambridge, Massachusetts and Chantilly, Virginia. Our centers can perform disaster back-up for other centers. Our data centers are designed with these same commitments to availability, and we guarantee these capabilities with service level guarantees.

Sales and Marketing

   Within the United States, we rely primarily on a direct sales force. This direct sales force focuses on U.S.-based enterprises and service providers with domestic and international service requirements. Our sales force within the United States generally works with the managers of the marketing, sales or finance departments, as well as with information technology officers within the enterprise. In addition, through our eP@rtners program, we have formed alliances with leading web integrators, e-business consultants, interactive agencies and other technology providers, which increases our access to potential service provider and enterprise customers. Our current partners in this program include:

                                                  . IBM
  . Agency.com

                                                  . Lante
  . Cambridge Technology Partners

                                                  . Microsoft
  . Cisco Systems

                                                  . Nortel Networks
  . Ernst & Young

                                                  . Sapient
  . Hewlett-Packard


These alliances enable us to provide comprehensive e-business solutions and also serve as a valuable, cost-effective channel for marketing our services. We also plan to expand our existing reseller relationships to significantly enhance our distribution capabilities.

   Internationally, we have both a direct sales force and a channel partner program, which we call our Net.Alliance program. Our international direct sales force focuses primarily on the international service provider segment, while our Net.Alliance partners are our primary channel to multinational companies based outside of the United States. Many of our Net.Alliance partners are both customers and resellers of our services. This channel gives us distribution capabilities in over 14 countries globally. Our current partners in this program include Energis in the United Kingdom and Tiscali and I.NET in Italy.

   All of our sales representatives participate in extensive technical and consultative sales training programs that we believe enable them to better comprehend, respond to and resolve the complex networking problems of our customers. As of March 31, 2000, we had a direct sales force of over 350 people.

   We only recently changed our name to Genuity. To be successful, we must establish and strengthen our brand recognition. We intend to incur significant expenses to promote our brand. Our marketing organization is responsible for developing the strength and awareness of the Genuity brand on a local, national and international basis. We intend to build brand awareness through a variety of methods, including radio, print advertising in trade journals and special-interest publications and our web site. In addition, we also employ public relations personnel in-house and work with an outside public relations agency to provide broad coverage in the Internet and computer networking fields. To a limited extent, we also directly market our services at seminars and trade shows such as Internet World, ISPCon, COMnet, CeBit and various Gartner Group information technology conferences.

Competition

   The market for Internet infrastructure services is extremely competitive and subject to rapid technological change. We expect to encounter increased competition in the future as a result of increased consolidation and development of strategic alliances in the industry. In addition, we will compete with foreign service providers as we expand internationally and as these service providers increasingly compete in the United States market. Our principal competitors in the Internet infrastructure services market may be divided into Internet infrastructure service providers and niche players offering services competitive with one or more of our services.

   Internet Infrastructure Service Providers. We are recognized by industry sources as one of a limited number of Tier 1 Internet backbone providers that offer managed Internet infrastructure services. Accordingly, we believe our primary competitors are those Internet infrastructure service providers that offer a similar breadth of services and possess the on-network users and content to offer their customers connectivity to virtually all addresses on the Internet, either through their Internet backbone or through high speed private peering relationships that permit them to have direct, cost-free exchange of traffic with a significant number of carriers and other Internet service providers. These competitors include UUNET Technologies, a subsidiary of WorldCom, AT&T, Cable & Wireless and Sprint. UUNET has substantially greater market share than we do, and some of the others also have greater market share than we do. UUNET is a competitor for America Online's access requirements and is reported to provide a substantial portion of those requirements. In addition, WorldCom and Sprint have announced a proposed merger. We believe this proposed merger would substantially increase the market share and competitive position of UUNET, even if it were required to divest itself of portions of its Internet backbone as a condition to the merger. Some of these competitors also are able to bundle their Internet service offerings with non-Internet data services, such as frame relay, and traditional voice services, such as local and long distance, thereby reducing the price of their services relative to ours. We may not be able to offset the effects of any price reductions because we only offer IP-based services. We also compete with an increasing number of Internet service providers that have a significant regional, national or international presence but do not offer as broad a range of services or possess fewer users and less on-network content than the infrastructure service providers listed above. These competitors include, among others, Level 3 Communications, Qwest Communications, KPNQwest, Deutsche Telekom, PSINet, Verio Communications and Williams Communications Group. As a result of the increase in the number of competitors and the vertical and horizontal integration that is occurring in this industry, we currently encounter and expect to continue to encounter significant competition, which could force us to, among other things, reduce our rates and invest more heavily in infrastructure.

   We believe we compete with these competitors primarily on the basis of quality and quantity of on-network users and content, breadth of service offerings, geographic reach and quality of network infrastructure, capacity, quality of service and price. While we believe that our network infrastructure, comprehensive suite of services and expertise in designing, developing and implementing managed Internet infrastructure solutions distinguish us from our competitors, many of our existing and potential competitors have greater financial and other resources, more customers, a larger installed network infrastructure, greater market recognition and more established relationships and alliances in the industry. As a result, these competitors may be able to develop and expand their network infrastructure and service offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisition and other opportunities more readily and adopt more aggressive pricing policies.

   Niche Players. There are numerous competitors that service generally one or a small number of the specific Internet infrastructure requirements of enterprise customers. These competitors include, among others:

  .  web-hosting companies, such as Digex and Exodus Communications;

  . broadband Internet access providers such as Covad Communications and Rhythms NetConnections, both of which focus on digital subscriber line services;

  . providers of security and virtual private networks, such as Pilot Network Services; and

  . transport service providers, such as Level 3 Communications, Qwest Communications and Williams Communications Group.

   We believe that there are relatively few barriers to entry in these markets. We compete with these niche players on the basis of technical expertise, quality of service, reliability and price.

   There are numerous other companies from a variety of industries that have also focused on our target market. For example, many of the major cable companies have begun offering, or are exploring the possibility of offering, Internet access through their current networks to include Internet access capabilities. Direct broadcast satellite and wireless communications providers have also entered the Internet access market with various wireless and satellite-based service technologies. We believe that direct broadcast satellite and wireless communications providers have also entered the Internet access market.

   As we continue to expand our operations in markets outside the United States, we will also encounter new competitors and competitive environments. Our foreign competitors may enjoy a government-sponsored monopoly on telecommunications services essential to our business, and will generally have a better understanding of their local industry and longer working relationships with local infrastructure providers.

Employees

   As of March 31, 2000, we had a total of 3,557 employees, of which 1,263 were in customer service and support, 866 were in engineering, 761 were in sales and marketing, 345 were in information technology and 322 were in finance and administration. We believe that relations with our employees are good. Our employees are not represented by any collective bargaining agreement.

Real Estate Facilities

   We currently occupy our headquarters and primary Network Operations Center in Burlington, Massachusetts under a lease that expires in 2009. This lease includes renewal options for two three-year periods. We are constructing a two-building campus in Woburn, Massachusetts that is scheduled for completion in the next 12 months. We plan to move our corporate headquarters operations, including executive staff, finance, human resources and information technology organizations, to our Woburn, Massachusetts campus. We anticipate that our network operations organization, including our primary Network Operations Center, also will relocate from Burlington, Massachusetts to Woburn, Massachusetts. We intend to retain our Burlington, Massachusetts facility to house our engineering, sales and marketing and service line organizations. We lease space for our other Network Operating Center in Columbia, Maryland and are finalizing plans for a new Network Operations Center in the Dallas, Texas area to replace a facility we currently share with GTE.

Proprietary Rights

   We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect our technology. We own, either exclusively or jointly, an interest in nearly 200 inventions that are the subject of patents, patent applications or patent disclosures. These legal protections provide only limited protection. Further, the market for Internet infrastructure services is subject to rapid technological change. Accordingly, while we intend to continue to protect our proprietary rights where appropriate, we believe that our success in maintaining a technology leadership position is more dependent on the technical expertise and innovative abilities of our personnel than on these legal protections.

   Despite our efforts to protect our proprietary technology, we cannot assure you that the steps taken by us will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. The laws of many countries do not protect our proprietary technology to as great an extent as do the laws of the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of invalidity. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Any resulting litigation could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business and financial condition.

Regulatory Matters

   The following summarizes regulatory developments and legislation that we believe are currently material to us. It does not describe all present and proposed federal, state, local and foreign regulation and legislation affecting the telecommunications industry.

   Our existing and planned Internet operations are not actively regulated by the Federal Communications Commission or any other government agency of the United States at the present time, other than regulations that apply to businesses generally. However, one of our wholly owned subsidiaries is classified as an "interexchange carrier" and provides primarily private-line data services. As a result, this subsidiary is regulated as a telecommunications carrier and is subject to the requirements described below under "Telecommunications Services". Furthermore, the regulations governing the telecommunications industry generally are often subject to regulatory, judicial, or legislative modification and are in a state of flux at the present time. Some private parties and regulators have called the current regulatory status of various Internet service offerings into question.

   We cannot predict the actions of the regulatory authorities that have jurisdiction in this area or whether any of these authorities will attempt to impose new regulations on Internet services or expand their interpretations of existing regulations to make them apply directly to Internet services. Accordingly, we do not know whether current or future regulations could have a material adverse effect on us. If any regulatory authority imposes new regulations or expands their interpretations of existing regulations to make them applicable to Internet operations, some or all of the following rules may be applied to those operations. However, if new regulations are imposed on our industry, or existing regulations are expanded to cover our industry, these regulations will almost certainly also apply to all similarly situated parties offering comparable services, including our competitors.

 Federal Telecommunications Regulation

   Federal regulations have undergone major changes in the last four years as the result of the enactment of the Telecommunications Act. The Telecommunications Act is the most comprehensive reform of the telecommunications law in the United States since the Communications Act was enacted in 1934. For example, the Telecommunications Act imposes interconnection and access requirements on telecommunications carriers and on all local exchange carriers, including incumbent local exchange carriers and competitive local exchange carriers.

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

   Under the current regulatory regime, communications related services are generally classified into one of the following three definitional categories:

  . information services;

  . private carrier services; and

  . telecommunications services or common carriage.

Because the boundaries between these categories are neither precise nor well-fixed, and the industry is so dynamic, we cannot predict where particular services will be classified, now or in the future. The regulations associated with each type of classification are described below.

   Information Services. Except for the provision of underlying basic transmission capability, Internet services have generally been considered to be "information services". Under current law, operators of information services are exempt from regulation by the FCC, but operators of telecommunications services are not similarly exempt. However, the FCC continues to review its regulatory position on the usage of the basic network and communications facilities used by Internet service providers. Whether it will assert regulatory authority over the Internet, and the level of any asserted authority, is a pending issue. While the FCC has determined in an April 1998 report to Congress that Internet access providers should not be treated as telecommunications carriers and therefore should not be regulated, it is expected that the status of various types of Internet service providers will continue to be uncertain.

   In the same report, the FCC also concluded that some of the services currently offered over the Internet, such as phone-to-phone IP telephone services, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be reexamined. The report also indicated that the FCC would determine on a case-by-case basis whether to subject IP telephone service providers to regulation, including whether to require them to contribute financially to universal service support mechanisms, which could also subject these services to other forms of regulation. The FCC has also stated that it may require Internet service providers that use their own transmission facilities to provide Internet access services to contribute to universal service mechanisms, and has previously considered and rejected the possibility of regulating Internet backbone peering arrangements, although that issue remains subject to further review.

   Private Carrier Services. The offering of private carrier services typically entails the offering of telecommunications to a limited class of users on the basis of individually negotiated terms and conditions. As a result, they do not meet the definition of a telecommunications service under the Telecommunications Act. These private carriers are generally unregulated by the FCC, but are subject to regulation for intrastate offerings in some states and incur universal service payment obligations, discussed below, based on their gross revenues from end users. These private carriers may also be subject to access charges if interconnected to local exchange facilities.

   Telecommunications Services. A significant amount of regulation applies to providers of telecommunications services. The Communications Act defines telecommunications carriers as entities offering telecommunications services, which are in turn defined as the offering of telecommunications for a fee, directly to the public or to classes of users so as to be effectively available directly to the public. The law does not distinguish on the basis of the facilities used to provide these services. "Telecommunications" is defined as the transmission, between or among points specified by the user, of information of the user's choosing, without change in the form or content of the information as sent and received. The FCC has found that the definition of "telecommunications carrier" is essentially the same as the definition of "common carrier". Telecommunications carriers are subject to regulatory requirements that may impose substantial administrative and other burdens on their operations.

   The FCC imposes regulations on some common carriers that have been found by the FCC to have some degree of market power, otherwise known as dominant carriers. The FCC imposes less regulation on other common carriers, which have been found not to have market power, otherwise known as "non-dominant carriers". One of our subsidiaries is classified as a non-dominant carrier. These non-dominant carriers do not

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

need express prior authorization to provide domestic services and can file tariffs on one day's notice. The FCC requires common carriers to obtain a formal authorization to construct and operate telecommunications facilities and to provide or resell telecommunications services between the United States and international points. The FCC also regulates carrier exits from markets.

   General Obligations. All telecommunications carriers are subject to the complaint process and rules and regulations of the FCC, as well as various other requirements set out in Title II of the Communications Act of 1934, as amended. In addition, telecommunications carriers have general obligations, including the following:

  . not to charge unreasonable rates or engage in unreasonable practices;

  . to provide service on reasonable request;

  . not to unreasonably discriminate in their service offerings;

  . to comply with reporting requirements;

  . to offer customer premises equipment for sale on an unbundled basis to the extent that it is offered;

  . to allow resale of their services in some circumstances; and

  . to restrict their use of customer information.

   In addition, telecommunications carriers are subject to further regulatory requirements, some of which are discussed in greater detail below. Telecommunications carriers must also pay regulatory fees associated with filing license applications and other documents with the FCC.

   Interconnection Obligations. All telecommunications carriers have the basic duty to interconnect and interoperate, either directly or indirectly, with the facilities of other telecommunications carriers.

   Section 214 Authorizations. Common carriers are obligated to obtain, under
Section 214 of the Communications Act, authorization from the FCC to provide services between the United States and other countries, and to disclose, among other things, the extent to which they are owned or controlled by foreign entities. The compliance with these regulatory requirements imposes administrative and other burdens on these carriers.

   Tariffs and Pricing Requirements. The FCC has eliminated the requirements that non-dominant interstate interexchange carriers maintain tariffs on file with the FCC for domestic interstate services. One of our wholly owned subsidiaries is a non-dominant interstate interexchange carrier. Under the rules of the FCC, after a transition period currently scheduled to expire on January 31, 2001, relationships between interstate carriers and their customers would be set by contract. At that point, the FCC would no longer permit the use of tariffs for interstate, domestic interexchange services. Competitive local exchange carriers do not have to file tariffs for their exchange access services, but may if they choose to do so. The FCC is considering whether to impose mandatory detariffing on them as well. There has been no proposal to detariff international services.

   Customer Proprietary Network Information. The use by a telecommunications carrier of customer proprietary network information, which generally includes any information regarding a subscriber's use of a telecommunications service obtained by a carrier solely by virtue of the carrier-customer relationship, is subject to statutory restrictions. This customer proprietary network information does not include a subscriber's name, telephone number and address, if that information is published or accepted for publication in any directory format. A telecommunications carrier may use a customer's proprietary network information only to market a service that is "necessary to, or used in" the provision of a service that the carrier already provides to the customer, unless it receives the customer's prior oral or written consent to use that information to market other services. The initial rules of the FCC regarding customer proprietary network information have been struck down in the courts and other rules adopted on reconsideration have not gone into effect, leaving the current state of the customer proprietary network information requirements uncertain. The FCC is expected to initiate further proceedings to address this issue. Any such rules, either as adopted or as modified, may impede the ability of a telecommunications carrier to effectively market integrated packages of services and to expand existing customers' use of its services.

   Universal Service. The FCC has recently expanded aid to schools and libraries and extensively revamped the support structure for high cost-of-service areas. These providers of interstate telecommunications services, as well as some other entities, such as private carriers offering excess capacity to end user customers, must contribute to a fund to pay for these programs. The schools and libraries and rural health care support mechanisms are assessed against interstate and international end-user revenues. The contribution level and overall size of federal support may change. Several petitions for administrative reconsideration of various FCC universal service orders are pending, and there are a number of other proceedings relating to universal service at the FCC and federal courts of appeals that are still ongoing. The rules of the FCC also require that telecommunications carriers contribute to the Number Portability Fund, the Telecommunications Relay Services Fund and the North American Numbering Plan Administrator Fund.

   Communications Assistance for Law Enforcement Act. Telecommunications carriers may incur significant expenses to assure that their networks comply with the requirements of the Communications Assistance for Law Enforcement Act. Under this statute, telecommunications carriers are required to:

  . provide law enforcement officials with call content and call identifying information pursuant to a valid electronic surveillance warrant; and

  . provide sufficient capacity for use by law enforcement officials in executing authorized electronic surveillance.

   While the telecommunications industry is attempting to negotiate legislative and administrative provisions that would compensate carriers for some of the costs associated with complying with this statute, as it stands today those issues have not been definitively resolved.

   Local Exchange Carriers. Telecommunications carriers that are classified as local exchange carriers are subject to special regulatory provisions, in addition to those described above. A local exchange carrier is defined as a provider of telephone exchange service or exchange access. Telephone exchange service is defined as service within a telephone exchange or connected system of exchanges operated to provide inter-communicating service of the character ordinarily furnished by a single exchange, covered by the local exchange charge, or comparable service provided through a system of switches, transmission equipment or other facilities, or combination thereof, by which a subscriber can originate and terminate a telecommunications service. The universe of carriers that are classified as local exchange carriers has never been fully defined by the FCC. If an entity is found to be a local exchange carrier, it will have the following obligations:

  . Reciprocal Compensation. This requires all local exchange carriers to establish compensation arrangements with other carriers for the transport and termination of telecommunications.

  . Resale. This requires all local exchange carriers to permit resale of their telecommunications services without unreasonable restrictions or conditions.

  . Number Portability. This requires all local exchange carriers to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching to another service provider at the same location.

  . Non-discriminatory Access and Dialing Parity. This requires all local exchange carriers to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing with no unreasonable dialing delays and to give customers access to their selected carrier without having to dial extra digits.

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

  . Access to Rights-of-Way. This requires all local exchange carriers to permit competing carriers access to poles, ducts, conduits and rights of way at reasonable and nondiscriminatory rates, terms and conditions.

  . Section 272 Restrictions. Under the Telecommunications Act, Bell operating companies, including the Bell Atlantic local telephone operating companies, are subject to additional restrictions. In particular, Section 272 of the Telecommunications Act requires Bell operating companies to offer manufacturing and specified long distance services through a separate affiliate. Once Verizon owns more than 10% of our capital stock, we will be considered an affiliate that must be separated from and must operate independently from the Bell Atlantic local telephone operating companies. Any transactions with the affiliated telephone operating companies must be publicly disclosed. Moreover, in its dealings with the separate affiliate, a telephone operating company may not discriminate in the provision or procurement of goods, services, facilities, and information, or in the establishment of standards. The joint marketing and sale of long distance services is not considered to violate the nondiscrimination provisions of the statute. Other than specific nondiscrimination requirements, the obligations of Section 272 of the Telecommunications Act will no longer apply three years after a Bell operating company or its affiliates is authorized to provide long distance telecommunications services under
     Section 271(d) of the Telecommunications Act, unless that period is extended by the FCC by rule or order.

    As required by the FCC order, once Verizon has eliminated applicable
    Section 271 restrictions and is able to exercise its conversion rights, it will comply with Section 272 to the same extent that Section 272 would apply if Verizon exercised its conversion rights.

   In addition, incumbent local exchange carriers also face additional pricing, network unbundling, and other obligations.

 State Telecommunications Regulation

   States also regulate telecommunications services, including through certification of providers of intrastate services, regulation of intrastate rates and service offerings, and other regulations. The Telecommunications Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. In addition, under current policies of the FCC, any dedicated transmission service or facility that is used more than 10% of the time for the purpose of interstate or foreign communication is subject to the jurisdiction of the FCC. Under the Telecommunications Act, states retain jurisdiction to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of communications services and safeguard the rights of consumers. Accordingly, the degree of state involvement in local telecommunications services may be substantial. Furthermore, states generally give municipal authorities responsibility over the access to rights-of-way, franchises, zoning, and other matters of local concern, which means that localities may also have involvement in the regulation of the telecommunications industry.

 Other Potential Regulation

   The laws and regulations relating to the liability of Internet access providers for information carried on or disseminated through their networks are currently unsettled both in the United States and abroad. For example, in the United States, the Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors by means of the Internet without restricting access to this type of material by underage persons, although its enforcement is currently stayed pending appeal. In addition, similar legislation has been passed or is being considered in many states and foreign jurisdictions. Several private lawsuits seeking to impose this type of liability on online service companies and Internet access providers are pending. The imposition of potential liability on us and other Internet access providers for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to this liability, which may require the expenditure of

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

substantial resources or the discontinuance of various service offerings. While we carry professional liability insurance, it may not cover this type of liability and otherwise may not be adequate to compensate us for any damages or costs incurred in defending against these claims. The costs of defending against any claims and potential adverse outcomes of these claims could have a material adverse effect on our business.

   Due to the increase in Internet use and publicity, it is possible that other laws and regulations that apply to commerce and communication over the Internet will be adopted. The United States Congress has recently enacted or considered enacting Internet laws regarding children's privacy, copyrights, the transmission of sexually explicit material, the taxation of Internet services and transactions and universal service contribution requirements for Internet access providers. The European Union also recently enacted its own privacy regulations. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, telecommunications, privacy, libel, taxation and other issues apply to the Internet. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business over the Internet.

   Other companies in our industry are not generally subject to direct regulation by the FCC or any other governmental agency of the United States, other than regulations that apply to all business organizations. However, in connection with the merger between Bell Atlantic and GTE, the FCC has reviewed our relationship with Verizon. In addition, the FCC continues to review its regulatory position on the usage of the basic network and communications facilities by Internet companies. To the extent that future regulatory licenses or permissions are necessary or useful for us to provide IP-based services, we will seek to obtain those licenses and permissions.

   Recently, the FCC adopted rules that direct incumbent local exchange carriers to share their telephone lines with providers of high speed Internet access and other data services. This ruling enables competitive carriers to provide digital subscriber line-based services over the same telephone lines simultaneously used by incumbent local exchange carriers to provide basic telephone service. These changes may increase competitive pressures on incumbent local exchange carriers in the offering of advanced telecommunications services, including digital subscriber line services.

 International Regulatory Matters

   The laws relating to the provision of Internet and telecommunications services in other countries vary substantially from country to country and are undergoing a rapid process of development and change. There are a variety of regulations in different jurisdictions regarding authorizations to provide services and the manner in which services are to be provided. In addition, some countries impose liability for providing access to prohibited content and restrict the transfer of personal information. As we continue to expand into international markets, these laws will have an increasing impact on our operations. We do not know whether new or existing laws or regulations could have a material adverse effect on us or our ability to offer some or all of our services in any country.

   The ability for us to provide some or all of our Internet and other services, including the ownership and operation of the necessary assets and facilities in any particular country, will depend upon the extent to which applicable laws and regulations permit us to provide our services. We believe that the provision of some services, such as our voice-over-IP services, is more likely to be subject to local country regulation than other Internet services provided by us. Foreign countries treat voice-over IP differently. Some countries impose no regulation on the service, while others allow voice-over-IP but grant only a limited number of licenses to providers. In some instances, the country requires licenses, but will grant an unlimited number of licenses to providers. Finally, there are some countries that prohibit the service altogether. Whether an entity can provide voice-over-IP services in any given country thus heavily depends on local regulations and the actions of local governments.

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

   We currently have the ability to provide Internet services in many countries without obtaining regulatory authorizations, approvals, or licenses. In nine countries where we currently have or are in the process of commencing operations, we have either obtained or have applied for regulatory approvals, authorizations, or licenses for at least some of these services. These nine countries include Brazil, Germany, Ireland, Italy, Japan, Mexico, The Netherlands, Spain and the United Kingdom. In addition, as we enter new markets, we anticipate obtaining similar approvals, authorizations and licenses as required by applicable local rules and regulations in order to acquire, own and operate the necessary assets and facilities, and to provide services, in these countries. We do not know if we will obtain the necessary local regulatory approvals to own and operate the assets and facilities necessary to provide service, or to provide the services themselves, in any country, or that local country laws or regulations will not change. Any failure to obtain approvals, or loss of authorization, to provide services in any country could have a material adverse effect on us.

Legal Proceedings

   We are not involved in any legal proceedings which we believe would, if adversely determined, have a material adverse effect upon our business, financial condition or results of operations.

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

                                   MANAGEMENT

   The following table sets forth information concerning our executive officers and directors.

          Name           Age                            Position
          ----           ---                            --------
Paul R. Gudonis.........  46 Chairman of the Board and Chief Executive Officer
Joseph C. Farina........  50 President and Chief Operating Officer
Daniel P. O'Brien.......  45 Executive Vice President, Chief Financial Officer and Treasurer
Ira H. Parker...........  43 Senior Vice President, General Counsel and Secretary
Steven H. Blumenthal....  46 Senior Vice President, Network Planning, Design and Engineering
Susan H. Bowman.........  46 Senior Vice President, Human Resources
James L. Freeze.........  39 Senior Vice President, Chief Strategy Officer and Director (1)
Charles J. Gibney.......  54 Senior Vice President, Enterprise Solutions and Director (1)
Michael J. Kalagher.....  54 Senior Vice President, Network Operations
Paul A. O'Brien.........  47 Senior Vice President, Sales and Marketing
Richard Stuntz..........  46 Senior Vice President, Network Services
Philippe P. Dauman......  46 Director Nominee (2)
Duncan M. Davidson......  47 Director Nominee (2)
John W. Gerdelman.......  47 Director Nominee (2)
Debra L. Lee............  45 Director Nominee (2)
Michael T. Masin........  55 Director Nominee (2)(3)

--------
(1) These individuals will resign as directors immediately upon the completion of this offering.
(2) These individuals will become directors immediately upon the completion of this offering.
(3)  This individual will be elected by our Class B common stock.

   Paul R. Gudonis has served as our Chairman and Chief Executive Officer since April 2000. He has led the growth of Genuity since 1994, becoming President of Genuity in 1998, one year after GTE acquired BBN. From 1990 to 1994, he served as Vice President/General Manager-International of the Communications Industry Group of EDS Corporation. Prior to 1990, Mr. Gudonis served as a senior executive at several venture-backed start-up companies in the Boston, Massachusetts area specializing in software and telecommunications services. He started his career at AT&T, launching the first cellular phone operation in the United States as Vice President-Marketing for Ameritech Mobile Communications. Mr. Gudonis serves as a director of Boston Communications Group, Inc., a provider of information technology services to the wireless industry. In addition, he is Vice Chairman of the Massachusetts High Tech Council, a director of the Massachusetts Software and Internet Council and a director of the Massachusetts Telecommunications Council. He is a founding member of the Global Internet Project, a group of Internet chief executive officers who engage in public policy advocacy in support of Internet growth and expansion. Mr. Gudonis holds a B.S. in Electrical Engineering from Northwestern University and an M.B.A. from Harvard Business School.

   Joseph C. Farina will serve as our President and Chief Operating Officer upon the completion of this offering. From 1998 to 2000, he served as President and Chief Executive Officer of Bell Atlantic's Data Solutions Group. He was Executive Vice President-Operations Assurance for Bell Atlantic from 1995 to 1998. From 1993 to 1995, Mr. Farina served as both Vice President-Corporate Business Development of NYNEX Corporation, a Regional Bell Operating Company that is now part of Bell Atlantic, and President of the NYNEX Network Systems Company, leading NYNEX's international expansion into Europe and Asia. Prior to that time, he served as President of NYNEX Properties and Vice President-Operations of NYNEX Mobile Communications, where he launched the inaugural wireless service in New York City and Boston. Mr. Farina holds a B.S. from Fordham University and an M.B.A. from St. John's University.

   Daniel P. O'Brien will serve as our Executive Vice President and Chief Financial Officer upon the completion of this offering. Since June 1998, Mr. O'Brien served as the Executive Vice President--Finance and Chief Financial Officer of GTE. From July 1997 to June 1998, he served as Vice President and Treasurer of GTE, and from October 1995 to July 1997 he served as Assistant Treasurer-Capital Markets of GTE Service Corporation. Prior to 1993, when he joined the Treasury Department of GTE, Mr. O'Brien held several

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

positions with the Electrical Products Group of GTE, including Vice President-Controller of GTE European Lighting in Geneva, Switzerland from August 1991 to January 1993. Mr. O'Brien holds a B.S. in Chemistry from Boston College and an M.B.A. from the University of Chicago.

   Ira H. Parker will serve as our Senior Vice President, General Counsel and Secretary upon completion of this offering. From November 1997 to the completion of this offering, he served as Vice President and General Counsel with Genuity. In 1999, in addition to his General Counsel position at Genuity, Mr. Parker was appointed Vice President and Deputy General Counsel of GTE Service Corporation. From July 1993 to November 1997, Mr. Parker was a partner in the Washington, D.C. office of the law firm of Alston & Bird, where he founded and headed the Electronic Commerce Practice Area. Prior to 1993, Mr. Parker served in a number of positions with the United States Federal Deposit Insurance Corporation, including Assistant General Counsel for Litigation and Policy from August 1989 to May 1992 and Deputy General Counsel for Litigation for the Resolution Trust Corporation from May 1992 to June 1993. In 1978, Mr. Parker received his B.A. from Brooklyn College and he received his J.D. from Emory University in 1981.

   Steven H. Blumenthal will serve as our Senior Vice President, Network Planning, Design and Engineering upon the completion of this offering. Since 1977, he has held several positions with Genuity, including Vice President for Network Engineering and Technology. Mr. Blumenthal has been responsible for the engineering of Genuity's network infrastructure and the development of Internet services. He also led the design and construction of our network infrastructure. Mr. Blumenthal holds a B.S.E.E. and M.S.E.E. from the Massachusetts Institute of Technology.

   Susan H. Bowman will serve as our Senior Vice President, Human Resources upon the completion of this offering. From September 1997 to the completion of this offering, Ms. Bowman served as Vice President, Human Resources for Genuity and GTE Technology Service Corporation. Prior to that time, she held several positions with GTE, including serving as the Director of Staffing and Development for GTE Service Corporation from August 1995 to September 1997. From September 1994 to August 1995, Ms. Bowman served as the Strategic Human Resources Business Partner for the Network Operations Group. From December 1993 to September 1994, she served as the Director of Incentive Compensation for GTE Telephone Operations. Ms. Bowman holds a Ph.D. in industrial/organizational psychology from the University of South Florida.

   James L. Freeze has served as a Director since April 2000 and will serve as our Senior Vice President and Chief Strategy Officer upon the completion of this offering. Mr. Freeze will resign as a Director immediately upon the completion of this offering. From August 1999 to the completion of this offering, he served as Vice President of Business Development for Genuity. From July 1998 to August 1999, he served as a senior telecommunications analyst at Forrester Research, Inc., an Internet research firm. From June 1997 to June 1998, Mr. Freeze served as Vice President of Sales and Marketing of Genuity, Inc., an Internet service provider and web hosting company that was acquired by us in June 1998. In April 2000, we changed our name from GTE Internetworking Incorporated to Genuity Inc. Prior to 1997, he held several positions with CompuServe Inc., a worldwide provider of network access hosting and Internet services to the business and consumer markets, including Director of Marketing and Business Development from January 1995 to May 1997 and Group Manager from June 1994 to December 1994. Mr. Freeze holds a B.S. and M.A. from Ohio State University and a J.D. from Capital University.

   Charles J. Gibney has served as a Director since April 2000 and will serve as our Senior Vice President, Enterprise Solutions upon the completion of this offering. Mr. Gibney will resign as a Director immediately upon the completion of this offering. From April 1998 to May 2000, he served as President and General Manager of Enterprise Services of Genuity. From January 1988 to March 1998, he served as Senior Vice President of International and Corporate Business of Cable & Wireless Inc., a global communications company. From 1962 to 1988, Mr. Gibney held various positions including the director of National Sales for Sprint, a telecommunications company, and from 1962 to 1974, he held several positions with Pacific Bell, a Regional Bell Operating Company.

   Michael J. Kalagher will serve as our Senior Vice President, Network Operations upon the completion of this offering. From January 2000 to the completion of this offering, Mr. Kalagher served as Vice President of

Operations and Customer Service for Genuity. From July 1995 to December 1999, Mr. Kalagher has held several positions, including Divisional VP of Operations and Customer Service and Vice President of Operations for our DiaLinx remote access service. From 1969 to 1995, he held several positions with Digital Equipment Corp., a supplier of networked computer systems, software and services, including serving as Operations Manager for Worldwide Marketing and Field Service Manager in the Central European Region. Mr. Kalagher studied Electrical Engineering and Business at the undergraduate level, and is a 1982 P.mD. graduate of the Harvard Business School.

   Paul A. O'Brien will serve as our Senior Vice President, Sales and Marketing upon the completion of this offering. From October 1999 to the completion of this offering, he served as our Vice President of Sales and Marketing. From April 1998 to October 1999, he was Vice President and General Manager of our IP Telecom Services business unit. From January 1995 to April 1998, Mr. O'Brien served as Vice President of the Communications Industry Business unit of National Cash Register, a provider of information technology business solutions. From May 1990 to December 1994, he served as Vice President of Marketing for Cincinnati Bell Telephone, a telecommunications company. Prior to 1990, Mr. O'Brien held several positions with AT&T and New England Telephone. Mr. O'Brien holds a B.S. from Westfield College and an M.B.A from Suffolk University.

   Richard Stuntz will serve as our Senior Vice President, Network Services upon the completion of this offering. From April 1998 to the completion of this offering, he served as Vice President and General Manager of On-Line Services for Genuity. He was previously the Vice President for Business Planning and Management from March 1997 to April 1998. From 1992 to 1997, Mr. Stuntz was first Director, and then Vice President of Contracts for Genuity. Prior to joining Genuity in 1986, he held several positions with Westinghouse Electric Corporation, a public utilities, manufacturing and defense contracting company. Mr. Stuntz holds a B.A. from Duke University.

   Philippe P. Dauman will serve as a Director upon the completion of this offering. Mr. Dauman has served as Chairman and Chief Executive Officer of DND Capital Partners, L.L.C., a private equity firm, since May 2000. From January 1996 to May 2000, Mr. Dauman was Deputy Chairman and Executive Vice President of Viacom, Inc., a diversified entertainment company. Prior to January 1996, Mr. Dauman served as Executive Vice President, General Counsel and Chief Administrative Officer of Viacom, Inc. In addition, he is a director of Viacom, Inc., Blockbuster, Inc. and Lafarge Corporation. Mr. Dauman received his B.A. from Yale University and received his J.D. from Columbia University School of Law.

   Duncan M. Davidson will serve as a Director upon the completion of this offering. Mr. Davidson has served as Senior Vice President, business development of InterTrust, a software development company, since July 1997. Before joining InterTrust, Mr. Davidson was managing partner of Gemini McKenna, an alliance between Gemini Consulting and Regis-McKenna, Inc., and The McKenna Group, from August 1995 to July 1997. Mr. Davidson was also Vice President of Gemini Consulting, the management consulting arm of Cap Gemini, a systems integrator and its predecessor, The MAC Group, from April 1989 to August 1995. Mr. Davidson is a founder of Covad Communications, a telecommunications company providing DSL services, and serves on its board of advisors. Mr. Davidson received a Sc.B. in Physics-Mathematics from Brown University and a J.D. from the University of Michigan.

   John W. Gerdelman will serve as a Director upon the completion of this offering. Mr. Gerdelman has served as a managing member of Morton Group, LLC, a partnership investing in early stage companies, since September 1999. From April 1999 to September 1999, Mr. Gerdelman served as Chief Executive Officer of USA.Net, an electronic messaging services company and from September 1994 to April 1999, he served as President--Network Services of MCI Communications Corporation, a telecommunications company. In addition, he serves as a director of Sycamore Networks, Inc. Mr. Gerdelman received his B.S. in Chemistry from the College of William and Mary.

   Debra L. Lee will serve as a Director upon the completion of this offering. Ms. Lee has served as President and Chief Operating Officer of BET Holdings, Inc., a media company, since March 1996. From 1986 to 1996, Ms. Lee served as Executive Vice President and General Counsel of BET Holdings, Inc. In addition, she is a director of Eastman Kodak Company. Ms. Lee holds an A.B. from Brown University, an M.P.P. from the John F. Kennedy School of Government and a J.D. from Harvard Law School.

   Michael T. Masin will serve as a Director upon the completion of this offering. Mr. Masin has served as Vice Chairman of GTE Corporation since January 2000. Upon completion of the merger between GTE and Bell Atlantic, he will serve as Vice Chairman and President of Verizon, with responsibility for international wireline and wireless operations, international connectivity, domestic and international directory and information services and internetworking. Mr. Masin was previously employed by GTE Corporation as Vice Chairman and President--International from June 1995 to January 2000, and as Vice Chairman from October 1993 to June 1995. He is also a director of Citigroup, Inc. and TELUS Corporation. Mr. Masin holds a B.A. from Dartmouth College and a J.D. from the University of California at Los Angeles.

Composition of Board of Directors

   Upon completion of this offering, our bylaws will provide that our board of directors will consist of no less than three persons and no more than 21. Under our bylaws and as required by the FCC order, upon the completion of this offering our board of directors will consist of six persons, including four persons that have not previously been employees or directors of GTE, Bell Atlantic or any of their respective affiliates and one person that will be appointed by the holder of the Class B common stock. Within 90 days of the completion of this offering, our board of directors will be expanded to 13, and the four unaffiliated directors will appoint seven additional directors who have no prior relationship to GTE or Bell Atlantic to fill the vacancies caused by the increase in the size of the board of directors.

   As required by the FCC order, the director appointed by the holder of the Class B common stock will not exercise a vote until we have at least 10 directors and will at no time serve as chairman of the board.

   As required by the FCC order, we will hold an initial meeting of our stockholders not later than nine months after the completion of this offering. At that meeting, our stockholders will elect 13 directors as follows:

  . four Class I directors, whose terms will expire at the annual meeting of stockholders in 2001;

  . four Class II directors, whose terms will expire at the annual meeting of stockholders in 2002;

  . four Class III directors, whose terms will expire at the annual meeting of stockholders in 2003; and

  . one director elected annually by the holder or holders of the Class B common stock, voting separately as a class.

   For our initial meeting of stockholders and each subsequent annual meeting of stockholders, our board of directors will determine the nominees for directors in the classes or class of directors to be elected at the meeting.

Committees of Board of Directors

   We expect to form an executive compensation committee and an audit committee following this offering. The executive compensation committee will have the authority to approve salaries and bonuses and other compensation matters for our officers and consultants, to approve employee benefit plans and to administer our stock option plans. The audit committee, which will be comprised of independent directors, will have the authority to recommend the appointment of our independent auditors and to assist our board of directors in its review of the results and scope of audits, internal accounting controls and other accounting related matters.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or executive compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

   We intend to pay cash compensation to non-employee members of our board of directors in the amount of $30,000 annually. We will reimburse each member of the board of directors for reasonable expenses incurred in connection with attending a meeting of the board of directors or any committee thereof. In addition, non-employee directors who have agreed to serve on our board of directors at the time of this offering will receive, effective upon the completion of this offering, options to purchase 30,000 shares of Class A common stock at an exercise price equal to the initial public offering price. In addition, non-employee directors who agree after the initial public offering to serve on the board of directors will receive, effective upon election to the board of directors, options to purchase 30,000 shares of Class A common stock at an exercise price equal to the fair market value at the time of the grant. We also expect to grant options to purchase 30,000 shares of Class A common stock to each director elected at subsequent annual meetings of stockholders, other than directors that are re-elected at the first meeting of stockholders following this offering. Options issued to the directors will vest in three equal installments. The first installment will immediately vest on the date of grant, but will not become exercisable until the day immediately before the first annual meeting of the stockholders. The second installment will vest and become immediately exercisable on the day immediately before the second annual meeting of the stockholders. The third installment will vest and become immediately exercisable on the day immediately before the third annual meeting of the stockholders.

Executive Compensation

   The following table shows the cash compensation paid or accrued for the fiscal year ended December 31, 1999 to our chief executive officer and each of our four most highly compensated executives other than the chief executive officer. GTE will not compensate our officers going forward and therefore this compensation is indicative only of the historical compensation paid by GTE to these officers and is not indicative of the compensation that Genuity will pay to these individuals in the future. The arrangements regarding the future compensation and other incentives of our executive officers are currently under study.

   The options granted below represent options to acquire common stock of GTE. Under the existing terms of the GTE Corporation 1997 Long-Term Incentive Plan, the offering will not result in accelerated vesting of the remaining unvested portion of these options. Instead, these options will continue to vest according to their terms. These options were granted in recognition of past service to GTE. These officers will not receive future grants of GTE or Verizon options following the offering.

                           Summary Compensation Table

                                 Annual Compensation                     Long-Term Compensation
                         ------------------------------------ ---------------------------------------------
                                                                          Shares of
                                                              Restricted GTE Common     GTE
                                                                Stock       Stock      LTIP     All Other
   Name and Principal                            Other Annual   Awards   Underlying  Payments  Compensation
        Position         Salary ($) Bonus ($)(1) Compensation ($)(2)(3)  Options (#)  ($)(4)      ($)(5)
   ------------------    ---------- ------------ ------------ ---------- ----------- --------- ------------
Paul R. Gudonis.........  349,308     305,300        --         80,642     43,400    1,027,500     5,000
 Chairman and Chief
  Executive Officer

Charles J. Gibney.......  289,808     126,200        --         27,018     15,700      319,300    14,911
 Senior Vice President,
  Enterprise Solutions

Ira H. Parker...........  214,404     137,100        --         21,535     20,900      216,400     7,200
 Senior Vice President,
  General Counsel and
  Secretary

David B. Monaghan.......  221,708     109,700        --         26,855     12,200      333,800    12,372
 Vice President, Finance

Paul A. O'Brien.........  208,962      88,100        --          5,506     35,700           --    13,533
 Senior Vice President,
  Sales and Marketing

--------
(1) These amounts represent the annual bonus received by each executive under the GTE Corporation 1997 Executive Incentive Plan for the year ended December 31, 1999, of which a portion has been deferred into restricted stock units payable at maturity, generally a minimum of three years from the time of deferral, in common stock of GTE. GTE restricted stock units will not be granted to these officers in the future.
(2) The number of restricted stock units received was calculated by dividing the sum of deferrals under (a) the annual bonus and (b) the LTIP payments by the average closing price of the common stock of GTE on the New York Stock Exchange Composite Transactions Tape for the 20 consecutive trading days following the release to the public of the financial results of GTE for the fiscal year in which the bonus and LTIP payments were earned. Each executive received matching restricted stock units on the basis of one additional restricted stock unit for every four restricted stock units earned. The dollar value of the matching restricted stock units is based on the average closing price of the common stock of GTE on the date of grant for each related restricted stock unit as described above. Additional restricted stock units were received on each dividend payment date based upon the amount of the dividend paid and the closing price of the common stock of GTE on the New York Stock Exchange Composite Transactions Tape on the dividend declaration date.
(3) The aggregate amount of the restricted stock units as of the end of the year ended December 31, 1999 was 12,416, 1,981, 1,000 and 4,406 for Messrs. Gudonis, Gibney, Parker and Monaghan. The aggregate value of these restricted stock units was $876,104, $139,784, $70,562 and $310,898 for
    Messrs. Gudonis, Gibney, Parker and Monaghan based solely upon the closing price of the common stock of GTE on December 31, 1999.
(4) These amounts represent payments under the GTE Corporation 1997 Long-Term Incentive Plan, of which a portion has been deferred into restricted stock units payable at maturity, generally a minimum of three years from the time of deferral, in common stock of GTE. These awards became immediately non-forfeitable and payable when the GTE stockholders and Bell Atlantic stockholders approved the merger. Each payment equaled the average of the performance percentage for each individual for the three award cycles completed prior to the date the merger was approved. We also included in these amounts projected dividends through the end of the award cycle. GTE restricted stock units will not be granted to these officers in the future.
(5) These amounts consist of contributions under the BBN Corporation Retirement Trust Agreement of $5,000 for Mr. Gudonis and under the GTE Savings Plan of $7,200 for Messrs. Gibney, Parker, Monaghan, and O'Brien. This column also includes contributions by GTE to the GTE Executive Salary Deferral Plan of $7,711, $5,172 and $6,333 for Messrs. Gibney, Monaghan and O'Brien. These executives will not be eligible to contribute to the GTE Savings Plan or the GTE Executive Salary Deferral Plan following the offering.

Option Grants in Last Fiscal Year

   The following table describes grants of stock options to purchase GTE common stock to those executive officers listed in the Summary Compensation Table for the year ended December 31, 1999. These options vest as to one-third of the aggregate number of shares each year, commencing one year after the date of grant. These stock option grants included a replacement stock option feature. This feature provides that, if an executive exercises a stock option by delivering previously owned shares that are sufficient to pay the exercise price plus applicable tax withholdings, the executive will receive an additional one-time stock option grant. The number of shares represented by that option will be equal to the number of previously owned shares surrendered in this transaction. This replacement stock option will be granted with an exercise price equal to the fair market value on the date of grant. No stock appreciation rights were granted for the year ended December 31, 1999. These options were granted in recognition of past service to GTE. These officers will not receive future grants of GTE or Verizon options following the offering.

   The potential realizable value is calculated based on the term of the option at its date of grant. It is calculated assuming that the fair market value of the common stock of GTE on the date of grant appreciates at the indicated annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

                                                                    Potential Realizable
                                                                      Value at Assumed
                                                                    Annual Rates of Stock
                                                                     Price Appreciation
                                     Individual Grants                 for Option Term
                         ------------------------------------------ ---------------------
                         Shares of  % of Total
                         GTE Common   Options   Exercise
                           Stock    Granted to  or Base
                         Underlying  Employees   Price
                          Options       in        Per    Expiration
          Name            Granted   Fiscal Year  Share      Date
          ----           ---------- ----------- -------- ----------
                                                                        5%        10%
                                                                    ---------- ----------
Paul R. Gudonis.........   43,400         *     $65.0313  2/15/2009 $1,774,355 $4,498,105
Charles J. Gibney.......   15,700         *      65.0313  2/15/2009    642,092  1,627,194
Ira H. Parker...........      400         *      63.0313  1/10/2009     16,013     40,580
                           10,100         *      65.0313  2/15/2009    413,065  1,046,794
                            5,600         *      68.7500   9/1/2009    242,123    613,589
                            4,800         *      73.8400 11/03/2009    222,312    564,904
David B. Monaghan.......   12,200         *      65.0313  2/15/2009    498,950  1,264,444
Paul A. O'Brien.........    8,900         *      65.0313  2/15/2009    363,988    922,422
                           20,000         *      66.7500  4/29/2009    839,569  2,127,642
                            6,800         *      73.8400 11/03/2009    315,792    800,280

--------
* Less Than One Percent.

Fiscal Year End Option Values

   The following table provides information for the executive officers listed in the Summary Compensation Table regarding exercises of GTE options during the year ended December 31, 1999 and GTE options held as of December 31, 1999. The values in the table have been calculated on the basis of the fair market value of the shares of common stock of GTE on December 31, 1999 less the applicable exercise price. These options were granted in recognition of past service to GTE. These officers will not receive further grants of GTE or Verizon options following the offering.

                                                        Shares of GTE Common
                                                          Stock Underlying        Value of Unexercised
                               GTE                     Unexercised Options at     In-the-Money Options
                          Common Stock                   Fiscal Year End (#)       Fiscal Year End ($)
                            Acquired        Value     ------------------------- -------------------------
          Name           on Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- ------------ ----------- ------------- ----------- -------------
Paul R. Gudonis.........          0               0     229,075      79,400      5,426,247     923,380
Charles J. Gibney.......          0               0      29,700      15,700        271,947      85,371
Ira H. Parker...........      6,000         189,750       9,700      20,900        156,111      67,271
David B. Monaghan.......      6,500         282,750      38,500      12,200        839,048      66,339
Paul A. O'Brien.........          0               0      15,000      35,700        167,815     122,775

Awards Under Long Term Incentive Plans in Last Fiscal Year

   The following table sets forth grants under the GTE Corporation 1997 Long-Term Incentive Plan to those executive officers listed in the Summary Compensation Table for the year ended December 31, 1999. These executives will receive no further awards under the GTE Corporation 1997 Long-Term Incentive Plan as of the date of the offering. In addition, any payouts to these executives will be reduced on a pro-rata basis as of the date of the offering.

                                           Performance Estimated Future Payouts
                                            or Other        Under Non-Stock
                                 Shares,     Period        Price-Based Plans
                                 Units or     Until    -------------------------
                                  Other    Maturation  Threshold Target  Maximum
             Name               Rights (#)  or Payout   (Units)  (Units) (Units)
             ----               ---------- ----------- --------- ------- -------
Paul R. Gudonis................   6,400    Three years   1,798    6,915
Charles J. Gibney..............   1,800    Three years     506    1,945
Ira H. Parker..................   2,070    Three years     575    2,211
David B. Monaghan..............   1,200    Three years     337    1,297
Paul A. O'Brien................   1,350    Three years     374    1,438

   The estimated future payouts in the above table are calculated for illustrative purposes only and are based upon the dividend rate and price of the common stock of GTE at the close of business on December 31, 1999. The target award is the dollar amount derived by multiplying the number of units credited to the participant at the end of the award cycle by the average closing price of the common stock of GTE as reported on the New York Stock Exchange Composite Transactions Tape during the last 20 business days of the award cycle.

   The maximum amount of the award has intentionally been left blank because it is not possible to determine the maximum number of units until the award cycle has been completed. The maximum amount of the award is determined by the extent to which the actual results of GTE for five key financial measures exceed the target levels.

Pension Plan

   The following table illustrates the estimated annual benefits payable under the defined benefit pension plans of GTE. The information assumes normal retirement at age 65 and is calculated on a single life annuity basis, based upon final average earnings, integrated with social security as described below, and years of service.

                                                  Years of Service
                                    --------------------------------------------
      Final Average Earnings           15       20       25       30       35
      ----------------------        -------- -------- -------- -------- --------
      $  300,000................... $ 63,765 $ 85,020 $106,275 $127,530 $148,785
         400,000...................   85,515  114,020  142,525  171,030  199,535
         500,000...................  107,265  143,020  178,775  214,530  250,285
         600,000...................  129,015  172,020  215,025  258,030  301,035
         700,000...................  150,765  201,020  251,275  301,530  351,785
         800,000...................  172,515  230,020  287,525  345,030  402,535
         900,000...................  194,265  259,020  323,775  388,530  453,285
       1,000,000...................  216,015  288,020  360,025  432,030  504,035

   Messrs. Gibney, Parker, Monaghan and O'Brien participate in the GTE Service Corporation Plan for Employees' Pensions. The GTE Service Corporation Plan is a noncontributory pension plan for the benefit of all employees of GTE Service, a wholly owned subsidiary of GTE, and participating affiliates who are not covered by collective bargaining agreements. It provides a benefit based on a participant's years of service and earnings. Pension benefits provided by GTE Service and contributions to the GTE Service Corporation Plan are related to basic salary and incentive payments, exclusive of overtime, differentials, some types of incentive compensation and other similar types of payments. Under the GTE Service Corporation Plan, pensions are computed on a two-rate formula basis of 1.15% and 1.45% for each year of service, with the 1.15% service credit being applied to that portion of the average annual salary for the five highest consecutive years that does not exceed $33,000, which is the portion of salary subject to the Federal Social Security Act, and the 1.45% service credit being applied to that portion of the average annual salary for the five highest consecutive years that exceeds this level up to the statutory limit on compensation.

   As of February 29, 2000, the credited years of service under the GTE Service Corporation Plan were 11, 2, 31 and 1 for Messrs. Gibney, Parker, Monaghan and O'Brien. Although these executives will no longer be employed by GTE Service and will no longer accrue a pension under the GTE Service Pension Plan as of the date of the offering, they along with other active employees of Genuity who participate in the GTE Service Corporation Plan will continue to be credited with additional years of age and service with Genuity for purposes of early retirement eligibility under the GTE Service Corporation Plan. In addition, they will have an assumed annual salary growth of 3.5% under the GTE Service Corporation Plan. These special provisions will expire upon the earliest to occur of the following:

  .  the date that is five years after the date of offering;

  .  an employee's termination of employment with Genuity; or

  .  the date that Genuity becomes a majority-owned subsidiary of Verizon.

   Service credit for GTE retiree welfare benefits will be provided in a similar manner to the service recognition for pension purposes.

   Under federal law, an employee's benefits under a qualified pension plan, such as the GTE Service Corporation Plan, are limited to set maximum amounts. GTE maintains the Excess Pension Plan, which supplements the benefits of any participant in the GTE Service Corporation Plan in an amount by which any participant's benefits under the GTE Service Corporation Plan are limited by law. In addition, the GTE Supplemental Executive Retirement Plan provides additional retirement benefits under management incentive plans or special arrangements as determined by GTE Service or one of its affiliates. The Supplemental Executive Retirement Plan and the Excess Pension Plan benefits are payable in a lump sum or an annuity.

Long-Term Stock Incentive Plan

   Our employees have historically been among those granted options to purchase common stock of GTE. Our Long-Term Stock Incentive Plan has been adopted by our board of directors and our sole stockholder. The Long-Term Stock Incentive Plan provides for the following awards based on the Class A common stock: stock options, stock appreciation rights, performance bonuses and other stock-based awards. Awards may be granted to employees of Genuity or any entity in which it owns at least a 10% interest. The Long-Term Stock Incentive Plan will be administered by the executive compensation committee of our board of directors. The administrator has the authority to determine eligibility, grant awards and make all other determinations under the Long-Term Stock Incentive Plan. The period or periods during which an award will be exercisable or remain outstanding, including the manner of exercise and other details of awards will be determined by the administrator consistent with the Long-Term Stock Incentive Plan. Except in connection with promotions or significant increases in responsibility or to ensure appropriate comparability with awards granted to other participants, a person may receive only one award during the first four years of the Long-Term Stock Incentive Plan. Our board of directors has the power to amend or terminate the Long-Term Stock Incentive Plan. Unless terminated earlier, the Long-Term Stock Incentive Plan will terminate on the date of the annual meeting of stockholders in the year ending December 31, 2010.

   Stock options granted under the Long-Term Stock Incentive Plan may have a term of up to 10 years and may be either incentive stock options, as defined in the Internal Revenue Code, or nonqualified stock options. Stock options granted under the Long-Term Stock Incentive Plan may not be assigned other than by will or by applicable laws of descent and distribution. The option exercise price of each stock option granted under the

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Long-Term Stock Incentive Plan in connection with the offering will be the offering price and in the case of other stock options will not be less than the fair market value of the Class A common stock as of the date of grant. In general, stock options and other awards may not be repriced after grant.

   The aggregate number of shares of Class A common stock available for awards under the Long-Term Stock Incentive Plan will be 8.95% of the outstanding number of shares of Class A common stock at the time of the offering, assuming the conversion of the Class B common stock into Class A common stock to the maximum extent permitted by our certificate of incorporation. Assuming the underwriters exercise in full the over-allotment option, there would be 89,500,000 shares of Class A common stock reserved for issuance under the Long Term Incentive Plan. Of this amount, 5% will be available for awards to employees who were employed on or before April 6, 2000; 1% will be available for awards to individuals who first became or become employees after April 6, 2000 and on or before January 6, 2001; and 2.95% will be available for awards in connection with promotions and to individuals who first become employed after January 6, 2001. Any shares attributable to the expiration of the awards without exercise and similar events will be available for awards to individuals regardless of their date of hire with the Company. In no event will more than 50,000,000 shares be issued in satisfaction of incentive stock options granted under the Long-Term Stock Incentive Plan. The maximum number of shares for which stock options or stock appreciation rights may be granted to any participant in any calendar year is 2,000,000. These limits, as well as the exercise price of outstanding awards and other award terms, are subject to appropriate adjustment to reflect stock splits, stock dividends, and similar events.

Outside Directors' Compensation Plan

   We have an Outside Directors' Compensation Plan which, unless earlier terminated, will terminate on the date of the annual meeting of stockholders in the year ending December 31, 2010. The aggregate number of shares of Class A common stock available for awards under the Outside Directors' Compensation Plan will be .05% of the outstanding shares of Class A common stock at the time of the offering, assuming the conversion of the Class B common stock into Class A common stock to the fullest extent permitted by our certificate of incorporation. Assuming the underwriters exercise in full the over-allotment option, there would be 500,000 shares of Class A common stock reserved for issuance under the Outside Directors' Compensation Plan. Pursuant to the Outside Directors' Compensation Plan, non-employee directors who have agreed to serve on our board of directors at the time of this offering will receive, effective upon the completion of this offering, a $30,000 annual cash fee and options to purchase 30,000 shares of Class A common stock at an exercise price equal to the initial public offering price. In addition, non-employee directors who agree after the initial public offering to serve on the board of directors will receive, effective upon election to the board of directors, a $30,000 annual cash fee and options to purchase 30,000 shares of Class A common stock at an exercise price equal to the fair market value at the time of the grant. We also expect to grant options to purchase 30,000 shares of Class A common stock to each director elected at subsequent annual meetings of stockholders, other than existing directors that are re-elected at the first meeting of stockholders following this offering. Options issued to the directors will vest in three equal installments. The first installment will immediately vest on the date of grant, but will not become exercisable until the day immediately before the first annual meeting of the stockholders. The second installment will vest and become immediately exercisable on the day immediately before the second annual meeting of the stockholders. The third installment will vest and become immediately exercisable on the day immediately before the third annual meeting of the stockholders. The number of shares subject to each award, the exercise price and other terms of stock options under the Outside Directors' Compensation Plan are subject to appropriate adjustment in the event of a stock split, stock dividend or similar event. If a director is not re-elected to the board of directors, any then unvested stock options would be forfeited and any vested stock options would remain exercisable for five years, subject to the maximum term of the stock option and except as otherwise provided by the executive compensation committee of our board of directors. Our board of directors has the power to amend or terminate the Outside Directors' Compensation Plan.

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Employment Agreements

   We have entered into employment agreements with Messrs. Gudonis, D. O'Brien, Farina and Parker. Under these agreements, the executives will receive the following base salaries: Mr. Gudonis, $500,000; Mr. D. O'Brien, $375,000; Mr. Farina, $400,000; and Mr. Parker, $260,000. In addition to these base salaries, we will provide each of these individuals with the opportunity to earn an annual performance-based cash bonus in accordance with the terms of our Executive Incentive Plan and to receive stock-based awards under our Long-Term Stock Incentive Plan. Each employment agreement has a three year term commencing on the effective date of this offering, but the term is automatically extended for a fourth year unless we give written notice to the contrary at least 90 days prior to the third anniversary of the offering. Pursuant to their respective employment agreements, each of Messrs. Gudonis, D. O'Brien, Farina and Parker will be entitled to severance benefits in the event that we terminate their employment for any reason other than cause or if the executive terminates his employment for good reason, as defined in the agreement, and we do not cure the basis for the termination within a specified period of time. If the termination occurs during the initial three year term of an employment agreement, the employee will become entitled to a severance payment equal to the greater of:

  . his then-current annual base pay plus his then-current target annual bonus for the remainder of the term of the employment agreement, payable over the remainder of the term of the agreement; or

  . two times the sum of his then-current annual base pay and his then-current target annual bonus, payable over the two-year period following termination of employment.

If the termination occurs during or at the conclusion of a fourth year under the agreement, the employee will receive a severance payment equal to two times the sum of his then-current annual base pay and his then-current target annual bonus, payable over the two-year period following termination of employment.

   Under the agreements, Messrs. Gudonis, D. O'Brien, Farina and Parker agree that during employment and during any period of time in which the employee is eligible to receive severance payments under his employment agreement or, if longer, for a period of 12 months following termination of employment, they will not compete with Genuity or any related companies and that during employment and during any period of time in which the employee is eligible to receive severance payments under his employment agreement or, if longer, for a period of 24 months following termination of employment, they will not interfere with the business relations of Genuity or any related companies, including for example by soliciting employees or clients.

Indemnification of Directors and Executive Officers and Limitation on Liability

   Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.

   Our certificate of incorporation also requires us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to a few very limited exceptions where indemnification is not permitted by applicable law. Our certificate of incorporation also requires us to advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

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                           RELATED PARTY TRANSACTIONS

   We have provided below a summary description of the significant agreements that we expect to execute with GTE Service Corporation and other affiliates of GTE. These agreements will become effective at the completion of this offering. These descriptions summarize the material terms of the agreements. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. We believe that the terms of these agreements are comparable to those that would have resulted from arms-length negotiations with parties other than GTE and its affiliates. We intend to negotiate any future agreements with Verizon on the same basis.

Transition Services Agreements

   GTE and its affiliates currently provide a range of administrative and support services to us. We will enter into an Agreement for Transition Services and an Agreement for Information Technology Transition Services with GTE Service.

   Agreement for Transition Services. Under this agreement, GTE Service will provide, to the extent we continue to require them on a brief transitional basis, the following services currently provided to us by various GTE affiliates:

  . accounting and cash processing services, including payroll, asset accounting and accounts payable;

  .  billing and collection processing services;

  . human resources services and benefits administration, including relationships with employee benefits providers; and

  . real estate support services, including project management and environmental and safety services.

   Agreement for Information Technology Transition Services. We and GTE Service will enter into this agreement in order to provide or receive, to the extent either party continues to require them on a transitional basis, the following services:

  . software support services to ensure that software continues to run effectively after the offering; and

  . hardware support services, including help desk support for personal computers, systems support centers for critical servers and local area network support.

   In addition, we will provide wide area network support to GTE Service, and GTE Service will provide us with wide area network support in areas outside of Bell Atlantic's local service region. GTE Service also will provide us with computer programming and technical services, including the development of software interfaces and modifications and enhancements to existing systems.

   Unless otherwise agreed, the ownership of any work product, including intellectual property, created during the provision of services under either of the transition service agreements will be determined under the terms and conditions of the Software Development and Technical Services Agreement described below. Similarly, any licenses relating to software will be granted on the same terms and conditions as used in the Software License Agreement described below.

   The fees for these transition services are fixed under the agreements and were negotiated based on historical costs and comparable market prices. Both agreements have a non-renewable term of one year, but the term of many services will be less than a year. We will be able to terminate each or any portion of the agreements at any time upon 120 days notice to GTE Service. As an exception, the billing and collection

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processing services require 180 days notice in order to provide adequate transition time. GTE Service has the right to terminate the agreements on 120 days notice only with respect to the information technology services that it receives from us. Until termination or expiration, GTE Service will be obligated to cooperate with us to transition the work to another provider and to use commercially reasonable efforts to secure our continued use of any necessary third party technology.

Purchase, Resale and Marketing Agreement

   We will enter into a Purchase, Resale and Marketing Agreement under which Verizon will purchase services from us that will include Internet access, value-added e-business services and private line and asychronous transfer mode transport services. Verizon will be permitted to use these services internally or resell them on a stand-alone basis or as part of a bundled solution. Those services resold by Verizon may be co-branded with us or may be branded without use of our marks. To the extent we jointly market our services with Verizon, we will do so in compliance with all applicable federal law. We will not jointly market our services with Verizon in states in which Verizon would not have legal authority under applicable federal law to operate our company. We have granted Verizon most favored customer pricing and volume-based discounts. Under the terms of the agreement, Verizon will purchase at least $500 million of our services over a five-year period. In the event that Verizon has not purchased $200 million in services by the end of the third year of the contract, it would be required to pay to us at that time the difference between the amount of services purchased to date and $200 million. Similarly, in the event Verizon has not purchased $500 million in services by the end of the fifth year of the contract, it would be required to pay to us at that time the difference between the amount of services purchased to that date, including any shortfall payment made at the end of the third year, and $500 million. The minimum purchase commitment is reduced in the event we do not comply with various obligations as to competitive pricing and other aspects of service, sale and delivery. If the merger between Bell Atlantic and GTE is not completed, this agreement does not become effective and Bell Atlantic is not obligated to purchase any services from us.

   In order for us to properly plan for increasing demands for our services by our customers, Verizon is required to provide us with 18-month forecasts of its requirements on a quarterly basis. The agreement will remain in effect for five years and is renewable for additional one-year periods by mutual consent of the parties. Verizon may terminate the agreement on 90 days notice if a legislative or regulatory order materially or adversely changes its rights, obligations or risks in relation to the resale of our services. In this event, Verizon is obligated to cooperate with us to ensure the orderly transition to us of all outstanding reseller agreements, including the assignment of these agreements, and to reimburse us for costs incurred by us relating to this transition.

   Under the agreement, if Verizon were to cause us to adjust our business as described below in this paragraph in order to convert its Class B common stock, it must provide us with 180 days prior written notice of the date on which it intends to convert its Class B common stock. This notice will also indicate if there are any states in which Verizon does not expect to have legal authority under applicable federal law to operate a long distance business at the time of the conversion of the Class B common stock. Upon receipt of this notice, we will adjust our operations in the states designated by Verizon in a manner necessary to allow Verizon to be in compliance with applicable federal law in these states after Verizon obtains a greater than 10% equity interest in our capital stock. In no event will the states designated by Verizon account for more than 3% of our total revenues during the preceding 12 months and in no event shall the adjustment of our operations result in the loss of overall revenue in excess of 3% of our total revenues during the preceding 12 months. Verizon will agree to pay an amount necessary to make us financially whole as a result of our modification of our business pursuant to this arrangement.

   In conjunction with the Purchase, Resale and Marketing Agreement described above, we also plan to provide to Verizon undersea cable capacity in the ARCOS-1 Caribbean Ring System and have committed to negotiate with Verizon with respect to operating capacity on the Americas III Cable Network currently under construction.

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Intellectual Property Agreements

   We intend to enter into the following agreements with GTE Service in order to allocate rights relating to existing and future patents, software, other types of intellectual property and technical services.

   Intellectual Property Ownership and Cross License Agreement. This agreement will apportion the ownership of existing patents, patent applications and other types of intellectual property between GTE Service and us. Under the agreement, existing patents and patent applications that relate exclusively to us will be owned exclusively by us. Existing patents and patent applications that relate to both us and GTE Service will be jointly owned by us and GTE Service. The remaining existing patents and patent applications that relate to GTE Service will be owned exclusively by GTE Service. Both we and GTE Service will grant each other a perpetual, non-exclusive, royalty-free worldwide license to each other's existing patents and patent applications. In addition, we will jointly own any currently existing, non-statutory intellectual property. Those patents and patent applications that either GTE Service or we develop in the future will be owned pursuant to applicable laws or any controlling agreements.

   Software License Agreement. We plan to enter into a Software License Agreement with GTE Service under which it will grant us a non-exclusive, non-transferable, worldwide license to use software programs owned by GTE Service for our internal operations. In addition, GTE Service will provide us with updates to the licensed software programs pursuant to the Agreement for Information Technology Transition Services described above. In exchange for the license, we will pay GTE Service an annual license fee for each licensed software program. The term of each license will be one year and will be automatically renewable for successive one-year periods upon the payment of annual license fees. We may terminate or cancel any software license upon 30 days written notice to GTE Service. The licenses that GTE Service will grant us pertain to the object code of the licensed software programs only. The source code of the licensed software programs will be placed in an escrow account and will be made available to us pursuant to the terms and conditions of a separate escrow agreement.

   Software Development and Technical Services Agreement. Under this agreement, GTE Service will provide us with software development and other technical services. For services related exclusively to our business, the newly created deliverable, including any newly created software and accompanying documentation, and all intellectual property rights in the deliverable, will be transferred to us by GTE Service. In return, we will grant to GTE Service a perpetual, royalty-free worldwide license to any deliverable owned by us for the internal use of GTE Service only. For services not related exclusively to us, GTE Service will retain ownership of any deliverable and will grant us a non-exclusive, royalty-free, non-sublicensable, non-transferable license to use the deliverable owned by GTE Service for our internal use only. The agreement will have a term of one year and will be renewable for successive one-year terms by mutual consent of the parties. We may terminate the agreement at any time following written notice to GTE Service.

Network Monitoring Agreement

   Under the terms of an existing agreement, we receive continuous monitoring for some elements of our network infrastructure from GTE Network Services, including monitoring of network-enabling devices and processes to detect anomalies occurring in the network. The fees for monitoring services are fixed under the agreement and were negotiated based on historical costs and comparable market prices. The agreement may be terminated by us on 90 days notice. Verizon will cease providing network monitoring services to us by October 31, 2000.

Real Estate Agreements

   We plan to enter into several agreements with Verizon to allocate space in various leased and owned properties between us and Verizon. None of the properties involved are material to our operations or business. Provisions of each agreement, including the lease and sublease payment of rent terms, vary depending on the underlying lease at the specified property and the result of negotiations pertaining to specific issues at a specified property.

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   In order to effect our transition to a stand-alone company, GTE also has agreed to issue new guaranties and to continue existing guaranties in order to support our real estate obligations. GTE has agreed to continue to issue new guaranties until six months following this offering or the date on which both Standard & Poor's and Moody's publish a credit rating for us, whichever occurs first. We have agreed to pay GTE a commercially reasonable fee during the time the guaranties are in force.

Registration Rights Agreement

   Immediately after the completion of this offering, under a Registration Rights Agreement, Verizon and its transferees or assignees will be entitled to cause us to register shares of Class A common stock that are issued following the conversion of either our Class B common stock or our Class C common stock. We may postpone the filing of any registration statement up to two times for a total of 90 days in the event that the filing (1) would require the disclosure of sensitive information that would be seriously detrimental to us or (2) would occur at a time in which we are working on our annual audited financial statements. If marketing reasons dictate, the managing underwriter of any underwritten offering will have the right to limit the number of shares of common stock that Verizon and its transferees or assignees include in any registration statement. We will pay all expenses incurred in connection with the filings described below, except for underwriters' and brokers' discounts and commissions, which will be paid by each of the selling stockholders.

   Demand Registration Rights. At any time after six months following this offering, Verizon and its transferees or assignees can request on sixteen occasions that we register all or a portion of their shares of Class A common stock on a registration statement so long as the total number of shares requested to be registered is at least the greater of (1) the value of five percent of the shares of Class A common stock issued and outstanding on the date of this offering and (2) an aggregate value of $100,000,000. We are not required to file more than one demand registration statement within 90 days of the effectiveness of any registration statement, other than a shelf registration statement as described below.

   Piggyback Registration Rights. At any time after six months following this offering, if we register any of our securities for public sale, either for our own account or for the account of any holder of our securities, Verizon and its transferees or assignees will have the right to include their shares of common stock in such registration. This right, however, applies only to a registration statement relating to an underwritten public offering for cash.

   Shelf Registration Rights. At any time after twelve full calendar months following this offering, in the event that Verizon or one of its affiliates issues any securities that are convertible into or exchangeable for shares of Class A common stock owned by Verizon, Verizon will have the right to request that we file a registration statement relating to the conversion or exchange of the securities issued by Verizon or its affiliates. However, we will not be required to make such a filing unless the total number of shares requested to be registered is at least the greater of (1) the value of five percent of the shares of Class A common stock issued and outstanding on the date of this offering and (2) an aggregate value of $100,000,000, in each case based on the closing trading price of the Class A common stock on the date the demand to file the shares is made.

Recapitalization Agreement

   On June 22, 2000, GTE executed a recapitalization agreement in connection with its receipt of the Class B common stock. Under this agreement, GTE exchanged all of the shares of our common stock for such number of shares of Class B common stock that will equal 9.5% of the total number of shares of our common stock outstanding immediately after the completion of this offering. The recapitalization agreement contains customary representations and warranties, including with respect to the issuance of the Class B common stock. The recapitalization agreement also includes provisions described in the section in "Description of Capital Stock" entitled "Genuity Right of First Offer," "Receipt of Portion of Class B Common Stock

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Appreciation Upon Conversion or Sale by Verizon" and "Right to Purchase
Additional Shares Upon Conversion." In addition, the recapitalization agreement contains provisions requiring us to obtain the consent of Verizon prior to taking the following actions:

  . making any acquisition or series of related acquisitions for consideration that exceeds 20% of our market capitalization at the time of such acquisition or, if earlier, upon our entering into an agreement to effect the acquisition, where market capitalization is determined by multiplying the closing price of our Class A common stock on the date of determination by the number of shares of common stock outstanding on that date, assuming for purposes of this calculation that (1) shares of Class B common stock that can never be converted into more than their proportionate share of 10% of our total common stock outstanding shall be considered to have been converted on that basis and (2) other shares of Class B common stock shall be considered to have been converted to the maximum extent permitted under our certificate of incorporation;

  . making any acquisition for consideration in excess of $100 million or entering into any joint venture in which our investment is more than $100 million, in each case that is not closely related to our business;

  . making any disposition or series of related dispositions for consideration in excess of 20% of our market capitalization at the time of such disposition or, if earlier, of our entering into an agreement to effect such disposition;

  . incurring indebtedness (including capital leases, guarantees of indebtedness of others, letters of credit and indebtedness acquired in connection with any acquisition, but excluding trade accounts payable)
     (1) in any calendar year that exceeds $3.85 billion, net of any indebtedness repaid during that same calendar year, or (2) at any time, if immediately after the incurrence thereof, our indebtedness would exceed $11.0 billion;

  . entering into any agreement or arrangement that (1) binds or purports to bind, or following conversion, would bind or purport to bind, Verizon or any of its affiliates, or (2) contains provisions that trigger a default or require a material payment when Verizon exercises its rights to convert the Class B common stock;

  . declaring extraordinary dividends or making other extraordinary distributions to the holders of our capital stock;

  . issuing any equity securities or securities convertible or exercisable into equity securities except for:

    (1) equity securities issued in connection with acquisitions, in an aggregate amount not to exceed 30% of the shares of common stock outstanding upon the completion of this offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any;

    (2) equity securities issued to fund operating needs, including capital expenditures, in an aggregate amount not to exceed 5% of the shares of common stock outstanding upon the completion of this offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any;

    (3) equity securities issued or granted to our employees, provided that:

      (a) the number of equity securities issued or granted to individuals who were employees on April 6, 2000 does not exceed in the aggregate 5% of the shares of common stock outstanding upon the completion of this offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any;

      (b) the number of equity securities issued or granted to individuals who first become our employees within nine months of April 6, 2000, other than individuals who become our employees as a result of their former employer being acquired by us, does not exceed in the aggregate 1% of the shares of common stock outstanding upon the completion of this

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        offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any;

      (c) the number of equity securities issued or granted to individuals who become our employees beginning on or after January 6, 2001, other than individuals who become our employees as a result of their former employer being acquired by us, does not exceed in the aggregate 2.95% of the shares of common stock outstanding upon the completion of this offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any;

      (d) the number of equity securities issued or granted to non-employee directors does not exceed in the aggregate 0.05% of the shares of common stock outstanding upon the completion of this offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any;

      (e) the number of equity securities issued to a trustee or other fiduciary, or granted or reserved for issuance to our employees described in the previous clauses (a), (b) and (c) in connection with our 401(k) or any similar plan does not exceed 0.5% of the shares outstanding upon completion of this offering, including shares of common stock outstanding immediately after the exercise of the underwriters' over-allotment option, if any; and

      (f) the number of shares issued or granted to individuals who become our employees as a result of their former employer being acquired by us, including equity securities issued, granted or reserved for issuance to a trustee or other fiduciary or to our employees described in clause (e) in connection with our 401(k) or any similar plan, does not exceed 6.0% multiplied by the total of:

            . the number of shares of common stock outstanding upon the completion of this offering, plus

            . the number of shares issued in connection with acquisitions completed by us, minus

            . the aggregate number of shares of common stock that may be issued under clauses (a), (b), (c), (d) and (e) above.

   For the purpose of calculating the percentage of the shares of common stock outstanding upon the completion of this offering in subsections (1), (2) and
(3) above, all shares of Class B common stock shall be deemed to have been converted into shares of Class A common stock to the maximum extent permitted under our certificate of incorporation. If options expire or terminate after being granted under subsection (3) above, those shares become available for any of the purposes stated in subsections (1) through (3).

   We will not be required to obtain the consent of Verizon to take the above actions if at any time:

  . Verizon and its affiliates collectively do not have the right to vote more than 50% of the then outstanding shares of Class B common stock; or

  . the shares of common stock that Verizon and its affiliates collectively own would constitute 10% or less of our then outstanding common stock on an as converted basis; or

  . any person and its affiliates, other than Verizon and its affiliates, collectively own more than 50% of the then outstanding shares of Class B common stock.

   Verizon may assign these consent rights to a third party who may exercise them so long as the third party directly or indirectly:

  . owns and has the right to vote more than 50% of the then outstanding shares of Class B common stock; and

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  .  owns or has the right to acquire more than 50% of our then outstanding common stock on an as converted basis.

   For purposes of calculating the ownership of our common stock on an as converted basis in the two preceding paragraphs, shares of Class B common stock that can never be converted into more than their proportionate share of 10% of our total common stock outstanding shall be considered to have been converted on that basis. All other shares of Class B common stock shall be considered to have been converted to the maximum extent permitted under our certificate of incorporation.

Indemnification Agreements

   We transferred contracts to newly formed limited liability companies that are now a part of GTE. The transferred contracts, entered into with the United States Government, include primarily research and development contracts in the areas of mobile networking, speech and language processing, applied physics, and acoustic signal processing, as well as contracts for the management of government data networks. Simultaneously with the transfer, we entered into indemnification agreements that provide that GTE shall indemnify us for any claims arising under these contracts.

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                                SOLE STOCKHOLDER

   Prior to this offering, all of the outstanding shares of our common stock will be owned by GTE. The mailing address of GTE Corporation is 1255 Corporate Drive, Irving, Texas 75038. Upon completion of this offering, Verizon will beneficially hold all of the outstanding shares of our Class B common stock, which will represent 9.5% of the voting power of our outstanding capital stock at that time, before giving effect to any outstanding options to purchase shares of our Class A common stock under our long-term incentive plans. Except for Verizon, we are not aware of any person or group that will beneficially own more than five percent of our Class A common stock or Class B common stock upon completion of this offering. There will not be any shares of our Class C common stock outstanding immediately after this offering.

   None of our directors and executive officers beneficially owns any shares of our common stock. We intend to grant to our officers and directors options to purchase an aggregate of 6,075,000 shares of our Class A common stock with an exercise price equal to the public offering price set forth on the cover page of this prospectus. Assuming the exercise of these options, these officers and directors would beneficially own 3% of our Class A common stock.

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                          DESCRIPTION OF CAPITAL STOCK

   Immediately following the completion of this offering, our authorized capital stock will consist of 1,600,000,000 shares of Class A common stock, par value $0.01 per share, 21,000,000 shares of Class B common stock, par value $0.01 per share, 800,000,000 shares of Class C common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering, there will be outstanding:

  . 173,913,000 shares of Class A common stock, all of which will be owned by the investors purchasing shares in this offering;

  . options to purchase approximately 50,000,000 shares of Class A common stock;

  . 18,256,000 shares of Class B common stock, all of which will be owned by Verizon;

  .  no shares of Class C common stock; and

  .  no shares of preferred stock.

   In the event that the underwriters exercise any portion of the over-allotment option, we will subdivide our shares of Class B common stock so that Verizon will beneficially own 9.5% of the total number of shares of common stock then outstanding, before giving effect to any issuance of shares of Class A common stock upon the exercise of outstanding options of Genuity.

Common Stock

   The shares of our Class A common stock, Class B common stock and Class C common stock are identical in all respects except for voting rights, conversion rights and as otherwise described below. The rights, preferences and privileges of holders of our Class A common stock, Class B common stock and Class C common stock are subject to the rights of the holders of shares of any other class of common stock that we may authorize and issue and any series of preferred stock that we may designate and issue in the future.

   Voting Rights. Each share of Class A common stock and Class B common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders. Each share of Class C common stock entitles the holder to five votes on each matter. Except as required by applicable law or as discussed below, the holders of the Class A common stock, Class B common stock and Class C common stock vote together as a single class on all matters submitted to a vote of our stockholders.

   So long as 50% of the shares of Class B common stock outstanding immediately following the completion of this offering, including additional shares of Class B common stock issued to Verizon in connection with the exercise of the over-allotment option, remain outstanding, no person or group of persons acting together, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, will be permitted to vote any of the shares of Class A common stock beneficially owned by that person or group of persons in excess of 20% of the aggregate number of then outstanding shares of Class A common stock, except as set forth below. To the extent any person or group of persons beneficially owns more than 20% of the shares of Class A common stock, the vote of any excess shares will be apportioned among the other holders of Class A common stock in accordance with their respective percentage ownership. In order to enforce this limitation, our certificate of incorporation permits us to require stockholders or groups that have filed or, in the reasonable judgment of our board of directors after consultation with legal counsel, were required by law to have filed, a Schedule 13D or Schedule 13G, or any successor schedules or forms, under the Securities Exchange Act, to certify to us in writing the number of shares of Class A common stock beneficially owned by them as of the applicable record date. This prohibition on voting excess shares of Class A common stock does not apply to Verizon or its affiliates or to any person or group of persons to the extent any of them acquired Class A common stock by converting Class B common stock or Class C common stock.

   So long as any shares of Class B common stock remain outstanding, the holders of Class B common stock, voting separately as a class, will have the right to elect one member of our board of directors.

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The holders of Class B common stock are also entitled to vote with the holders of the Class A common stock and Class C common stock in the election of the other directors. You should refer to the section in "Management" entitled "Composition of Board of Directors" for a more detailed description of our board of directors.

   In addition, the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting separately as a class, is required before we:

  . amend our certificate of incorporation, or amend our bylaws in a way that affects the rights of the holders of the Class B common stock;

  . agree to enter into a merger, consolidation or sale, lease or other disposition of all or substantially all of our assets;

  .  file or declare bankruptcy or liquidation;

  .  authorize additional shares of our capital stock;

  . materially change the nature or scope of our business from the description of the business and business plan in this prospectus; or

  . take any action that would make it unlawful for a holder of Class B common stock to exercise its conversion rights.

   Under the terms of the FCC order, Verizon has agreed that it will not consent to our acquisition of a traditional voice long-distance provider unless the FCC has first reviewed and approved the acquisition.

   Except as described in the next paragraph, this class vote will not be required if at any time:

  . Verizon and its affiliates collectively do not have the right to vote more than 50% of the then outstanding shares of Class B common stock;

  . the shares of common stock that Verizon and its affiliates collectively own would constitute 10% or less of our then outstanding common stock on an as converted basis; or

  . any person and its affiliates, other than Verizon and its affiliates, collectively own more than 50% of the then outstanding shares of Class B common stock.

   The class vote of the holders of Class B common stock will still be required if:

  . Verizon has transferred shares of Class B common stock to a third party that directly or indirectly owns and has the right to vote more than 50% of the then outstanding shares of Class B common stock; and

  . the Class B common stock at the time constitutes more than 50% of our then outstanding common stock on an as converted basis.

   For purposes of calculating the ownership of our common stock on an as converted basis in the two preceding paragraphs, shares of Class B common stock that can never be converted into more than their proportionate share of 10% of our total common stock outstanding shall be considered to have been converted on that basis. All other shares of Class B common stock shall be considered to have been converted to the maximum extent permitted under our certificate of incorporation.

   We have also entered into an agreement that requires us to obtain the consent of Verizon or its assignees prior to taking other actions. You should refer to the section in "Related Party Transactions" entitled "Recapitalization Agreement."

   Dividends, Distributions and Stock Splits. Subject to preferences that may apply to any outstanding series of preferred stock, the holders of each of our three classes of common stock are entitled to receive dividends at the same rate if, as and when dividends are declared by the board of directors out of assets legally available therefor. In the case of dividends or distributions payable in common stock, only shares of Class A common stock will be

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distributed on Class A common stock, only shares of Class B common stock will be distributed on Class B common stock and only shares of Class C common stock will be distributed on Class C common stock. Except as described above, in no event may any of the shares of Class A common stock, Class B common stock or Class C common stock be subdivided or combined in any manner unless each other class is subdivided or combined in the same proportion.

   Conversion of Class A Common Stock. The Class A common stock has no conver-sion rights.

   Conversion of Class B Common Stock. Immediately after the completion of this offering, Verizon will own all of our outstanding shares of Class B common stock. Although the ability of Verizon to convert its Class B common stock is limited by the FCC order, these shares by their terms are convertible at any time into either:

  . shares of Class A common stock equal to 10% of our total common stock immediately after the conversion; or

  . 800 million shares of Class A common stock or, for Verizon or any of its affiliates and at their election, Class C common stock, which in either case represents approximately 82%, or 80% if the underwriters exercise in full the over-allotment option, of our shares of common stock outstanding immediately following this offering.

   As required by the FCC order:

  . if Verizon has not eliminated, as to at least 50% of Bell Atlantic in-region lines, Section 271 restrictions applicable to its operation of our business, the outstanding shares of our Class B common stock can only be converted into shares of our Class A common stock that after the conversion will represent 10% of our total common stock then outstanding. If Verizon transfers the Class B common stock before meeting this 50% threshold, the transferee's conversion rights would be similarly limited;

  . if Verizon has eliminated applicable Section 271 restrictions as to at least 50% but less than 95% of Bell Atlantic in-region lines and first offers its shares to us as described below in the section entitled "Genuity Right of First Offer", it could transfer its shares of Class B common stock to a disposition trustee for sale to one or more third parties that would then be able to convert them in the aggregate into 800 million shares of Class A common stock;

  . if Verizon has eliminated applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines, Verizon or its affiliates could convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock; and

  . if Verizon has eliminated applicable Section 271 restrictions as to 95% of Bell Atlantic in-region lines, Verizon may require us to reconfigure our operations in one or more Bell Atlantic in-region states where Verizon has not eliminated those restrictions in order to bring those operations into compliance with Section 271 and therefore be able to convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock. To require us to reconfigure our operations, Verizon must give the FCC at least 90 days advance notice of its intent to exercise its conversion rights and submit to the FCC a plan for the reconfiguration of our operations in the relevant state or states. The reconfiguration of our operations must not result in the loss to us of more than 3% of our annual revenue and Verizon must reimburse us for the cost of such reconfiguration.

   If Verizon were to cause us to reconfigure our business in the manner described in the preceding paragraph, it must also comply with the provisions of the Purchase, Resale and Marketing Agreement, including providing us with 180 days prior written notice of the date on which it intends to convert its Class B common stock and paying us an amount necessary to make us financially whole as a result of these modifications to our business. You should refer to the section in "Related Party Transactions" entitled "Purchase, Resale and Marketing Agreement" for more information.

   Notwithstanding the above provisions, if before Verizon has eliminated applicable Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines, a court or governmental agency of competent jurisdiction rules that Verizon's interest in us violates Section 271 of the Telecommunications Act, then in accordance with the FCC order:

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  .  Verizon can at that time convert its shares of our Class B common stock into 800 million shares of our Class A common stock or Class C common stock for the purpose of disposing of all such shares above 10%; or

  . Verizon can transfer some or all of its Class B common stock to a third party that would then be able to convert such shares into 800 million shares of our Class A common stock or Class C common stock.

   The FCC order provides that, if Verizon has not eliminated the applicable
Section 271 restrictions as to 100% of Bell Atlantic in-region lines on or before the fifth anniversary of the closing of the merger between Bell Atlantic and GTE, which date may be extended under conditions that we describe below, Verizon's ability to convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock will expire. If Verizon has satisfied the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines on or before that date, its ability to convert the Class B common stock does not expire. Class B common stock transferred to a third party will not be subject to this expiration limitation.

   The FCC order provides that Verizon may file a petition to extend the date by which Verizon must eliminate the applicable Section 271 restrictions, and in the event of that filing, the FCC has the discretion to extend the date by one year or such longer period as it may determine, if by the fifth anniversary of the closing of the merger, Verizon has eliminated the applicable Section 271 restrictions on:

  (1)  all but 10% of Bell Atlantic in-region lines; or

  (2)  all of Bell Atlantic in-region lines except for:

    . lines in any one state, regardless of the number of Bell Atlantic in-region lines accounted for by that state; and

    . lines in additional states accounting for, in the aggregate, up to 5% of Bell Atlantic in-region lines.

   If on the original or extended date referred to above Verizon has offered to sell shares of Class B common stock to us, the conversion period will be extended to allow for the sale of the shares to us or, through a disposition trustee, to another party.

   Conversion of Class C Common Stock. The Class C common stock is convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class C common stock. Each share of Class C common stock will automatically convert into one share of Class A common stock if at any time the aggregate number of outstanding shares of Class C common stock, together with any shares of Class C common stock issuable upon conversion of Class B common stock, constitutes less than 10% of our then outstanding common stock, assuming for the purposes of this calculation that (1) shares of Class B common stock that can never be converted into more than their proportionate share of 10% of our total common stock outstanding shall be considered to have been converted on that basis and (2) other shares of Class B common stock shall be considered to have been converted to the maximum extent permitted under our certificate of incorporation.

   Transfer of Class C Common Stock. If any party other than Verizon or its affiliates converts shares of our Class B common stock, such party can only receive shares of our Class A common stock. Verizon can receive shares of our Class C common stock upon conversion of its Class B common stock, either after eliminating applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines or, in connection with a disposition of Verizon's shares of our common stock, after eliminating applicable Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines. In either event, Verizon can transfer shares of our Class C common stock to one or more persons, provided that any shares of our Class C common stock so transferred will automatically convert into shares of our Class A common stock on the earlier to occur of
(1) any subsequent transfer of ownership of such shares or (2) the first anniversary of the transfer of such shares by Verizon. As a result of the foregoing, one or more third parties could own shares of our Class C common stock.

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   Genuity Right of First Offer. Under the terms of the FCC order, if Verizon seeks to sell some or all of its shares of our Class B common stock, or the shares of our common stock received by it on conversion of all or some of its shares of our Class B common stock, after eliminating the applicable Section 271 restrictions as to at least 50% but less than 95% of Bell Atlantic in-region lines, Verizon will first offer to sell those shares to us with the purchase price payable in the form of an unsubordinated, marketable debt instrument of Genuity with a fair market value equal to its face value. Our issuance to Verizon of such a debt instrument shall constitute an exception to any limitation on the aggregate amount of our debt that Verizon may hold pursuant to the FCC order. This debt instrument will bear interest at a commercially reasonable rate, comparable to rates under similar instruments held by companies with debt ratings comparable to ours, with a commercially reasonable time for repayment. The purchase price for all of the shares of Class B common stock will be equal to the lower of (a) the fair market value of those shares as determined by a nationally recognized independent investment banker selected jointly by Verizon and us or (b) the sum of:

  . the value of a 10% equity interest in us at the time of such sale, based on the average of the closing prices of the Class A common stock on the thirty trading days prior to the date Verizon offers the shares to us; and

  . the amount Verizon would have had on the date of the completion of the sale if it had taken the amount of its initial investment in us above a 10% equity interest, based on the initial public offering price for the Class A common stock, and invested such amount at the time of the closing of this offering in the S&P 500 Index.

   Verizon has agreed to grant any consent necessary for us to be able to complete the purchase of Verizon's Class B common stock.

   If Verizon sells all of its Class B common stock, except an amount that can be converted into a 10% interest, the purchase price under clause (b) above shall be only the amount described in the second bullet. We are required to notify Verizon of our intent to purchase the shares within 90 days after Verizon's offer to us. If we decide to purchase the shares, we will have 180 days from the date of the offer to complete the purchase.

   If we decline to purchase the shares or fail to complete the purchase, Verizon will transfer the shares to a disposition trustee selected in accordance with FCC rules, who will attempt to sell the shares to a third party. As required by the FCC order, Verizon is not entitled to proceeds from the third party sale that exceed an amount determined in the same manner as the amount for which we could have purchased the shares as described in clause (b) above, and Verizon shall remit to the United States Treasury any proceeds in excess of that amount, as adjusted to reflect taxes on that amount, or such lesser amount as the FCC may determine.

   Receipt of Portion of Class B Common Stock Appreciation Upon Conversion or Sale by Verizon. After Verizon has eliminated applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines, Verizon may increase its ownership of our capital stock to an amount in excess of 10% by converting its shares of our Class B common stock into either Class A common stock or Class C common stock. Under the FCC order, Verizon must at the time of this conversion, or at the time of a sale of Verizon's shares of our Class B common stock after Verizon has eliminated applicable Section 271 restrictions as to at least 95% of Bell Atlantic in-region lines, elect either:

  . to make a payment to us for distribution to the holders of our Class A common stock; or

  . to adjust the conversion ratio by receiving fewer shares of our Class A common stock or Class C common stock than it would otherwise be entitled to upon conversion, in which case we would distribute the shares relinquished by Verizon to the holders of our Class A common stock.

   In either event, the holders of our Class A common stock will receive a portion of the appreciation of the shares of our Class B common stock converted by Verizon.

   Verizon will use the following calculation to determine the amount of the cash paid to us or the number of shares relinquished by it upon conversion:

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   First, Verizon will engage a nationally recognized investment banker that has no prior association with Verizon to determine the total appreciation of its shares of our Class B common stock. The appreciation will be determined in proportion to the appreciation in the publicly traded Class A common stock as adjusted, if necessary, to eliminate any increase reflecting the anticipation of the payment or conversion change and distribution contemplated by this paragraph, minus the initial value of our Class B common stock held by Verizon on an as-converted basis, based on the initial offering price of the Class A common stock to the public.

   Second, the appreciation that would be attributable to a 10% interest in us will be subtracted from the total appreciation.

   Third, as of each anniversary of the closing of this offering, a percentage will be determined equal to 25%, which the FCC has determined to be a reasonable approximation of the portion of our business in Bell Atlantic's region, multiplied by a fraction, the numerator of which is the number of Bell Atlantic in-region lines as to which applicable Section 271 restrictions have not been eliminated and the denominator of which is the total number of Bell Atlantic in-region lines. Those annual percentages will be averaged.

   Finally, the amount of the cash that Verizon will pay to us or the number of shares that it will relinquish is equal to the average percentage multiplied by the appreciation as determined using the calculation explained in the prior paragraphs. If Verizon chooses to make a cash payment to us for distribution to the holders of Class A common stock, this amount will be tax adjusted to reflect the fact that Verizon would have to pay taxes if it sold our common stock or other assets to raise the capital required for this payment. If Verizon chooses instead to receive fewer shares of stock, the amount of appreciation that Verizon will forego will be converted into a number of shares of our Class A common stock that will be distributed to the other holders of Class A common stock.

   Right to Purchase Additional Shares Upon Conversion. If at any time during the one year following the conversion by Verizon or its affiliates of any shares of Class B common stock Verizon and its affiliates control shares of Class A common stock and Class C common stock that together equal or exceed 70% of the total number of shares of common stock then outstanding, Verizon will have the right during the one year following the conversion to acquire from us a number of shares of Class A common stock so that, immediately after the acquisition, Verizon and its affiliates' combined ownership of Class A and Class C common stock will be equal to 80% of the total number of shares of common stock then outstanding. For purposes of calculating in the preceding sentence the total number of shares of common stock outstanding (1) shares of Class B common stock that can never be converted into more than their proportionate share of 10% of our total common stock outstanding shall be considered to have been converted on that basis and (2) other shares of Class B common stock shall be considered to have been converted to the maximum extent permitted under our certificate of incorporation. This right to purchase additional shares may be exercised only one time. The price payable per share in this purchase would consist of cash, stock or other property with a fair market value equal to the average of the closing prices for the Class A common stock for the 30 trading days immediately preceding the date of the purchase. In the event Verizon elects to pay the purchase price in property, the fair market value of such property will be established by an appraisal conducted by a nationally recognized appraiser chosen by our independent directors. Verizon shall not be permitted to pay the purchase price in property if our independent directors determine that:

  . our ownership of such property will violate the law including without limitation any federal or state regulations applicable to us; or

  . the property is not reasonably useful to us in light of our then existing business plan.

   Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, the holders of the Class A common stock, the Class B common stock and the Class C common stock will be entitled to share ratably, in proportion to the number of shares they represent of our outstanding common stock, in the assets legally available for distribution to stockholders, in each case after payment of all of our liabilities and subject to preferences that may apply to any series of preferred stock then outstanding. We may not dissolve, liquidate or wind up our affairs without obtaining the consent of the holders of the outstanding shares of our Class B common stock.

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   Mergers and Other Business Combinations. If we enter into a merger, consolidation or other similar transaction in which shares of our common stock are exchanged for or converted into securities, cash or any other property, the holders of each class of our common stock will be entitled to receive an equal per share amount of the securities, cash, or other property, as the case may be, for which or into which each share of any other class of common stock is exchanged or converted; provided that in any such merger, consolidation or other similar transaction, the holders of the shares of Class B common stock shall be entitled to receive, at their election, either (1) the merger consideration such holders would have received had they converted their shares of Class B common stock immediately prior to the consummation of such transaction or (2) a new security that is convertible into the merger consideration and has substantially identical voting and other rights as the Class B common stock. In any transaction in which shares of capital stock are distributed, the shares that are exchanged for or converted into the capital stock may differ as to voting rights and conversion rights only to the extent that the voting rights and conversion rights of Class A common stock, Class B common stock and Class C common stock differ at that time. As described above, the holders of the Class B common stock, voting separately as a class, must consent to any merger, consolidation or other similar transaction. The amount of consideration that Verizon may retain from a merger, consolidation or other similar transaction is limited by the terms of the FCC order as described above under "Conversion of Class B Common Stock" and "Receipt of Portion of Class B Common Stock Appreciation Upon Conversion by Verizon."

   Other Provisions. The holders of our Class A common stock, Class B common stock and Class C common stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions that apply to the Class A common stock, the Class B common stock or the Class C common stock.

Preferred Stock

   Our board of directors has the authority, without further action by the holders of our Class A common stock or Class C common stock, to issue from time to time, shares of our preferred stock in one or more series. The issuance of shares of preferred stock is, however, subject to the approval of holders of the Class B common stock. Once the approval of the holders of the Class B common stock has been obtained, our board of directors may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may also have the effect of discouraging, delaying or preventing a change in control of our company, regardless of whether the transaction may be beneficial to stockholders. After the closing of this offering, there will be no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

   In addition to the special approval and conversion rights of the Class B common stock and the provision referred to above relating to the voting of beneficial ownership above 20% of our outstanding shares of Class A common stock, there are provisions of the Delaware General Corporation Law and other provisions of our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Under our bylaws, the provisions summarized below regarding our classified board, action by written consent and stockholder meetings can be amended by the vote of either:

  . both 80% of the voting power of all of our voting stock and 50% of the voting power of our Class B common stock; or

  . 80% of the voting power of the Class B common stock, provided that such vote occurs in connection with the delivery of a conversion notice pursuant to which the Class B common stock is converted into greater than 10% of our common stock.

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   Classified Board of Directors. Other than the director elected by the holders of our Class B common stock, our board of directors will be divided at our initial meeting of stockholders into three classes of directors, as nearly equal in size as possible, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. In addition, our bylaws provide that directors, other than the director elected by the holders of the Class B common stock, may be removed only for cause by the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote in the election of directors. Under our bylaws, a vacancy on the board of directors, other than a vacancy with respect to the director elected by the holders of the Class B common stock but including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on removing directors and filling vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

   Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation eliminates the ability of our Class A common stock to act by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. These provisions could have the effect of delaying until the next annual meeting of stockholders those actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called meeting of stockholders and not by written consent.

   Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, in order to be timely, notice from the stockholder must be received no later than the tenth day following the date on which notice of the annual meeting was mailed to stockholders or made public, whichever occurred earlier. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without approval of the holders of Class A common stock or Class C common stock. As described above, the vote of the holders of the Class B common stock, voting separately as a class, is required to issue equity securities in excess of specified limits. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe.

                    IMPORTANT UNITED STATES TAX CONSEQUENCES
                  TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

   This section is a general discussion of important United States federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  . a non-resident alien individual;

  . a foreign corporation;

  . a foreign partnership; or

  . an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from Class A common stock.

   We do not, however, discuss all aspects of United States federal taxation that may be important to a particular non-U.S. holder in light of specific facts and circumstances relevant to that non-U.S. holder. For example this section does not describe special tax rules that could apply to a non-U.S. holder who was previously a U.S. resident or citizen. This section also does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

   You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction

Dividends

   Except as described below, if you are a non-U.S. holder of Class A common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Under currently effective United States Treasury regulations, for purposes of determining if dividends are subject to the 30% withholding tax, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the person making the payment has knowledge to the contrary. Under current interpretations of United States Treasury regulations, this presumption also applies for purposes of determining whether a lower withholding rate applies under an income tax treaty.

   Under United States Treasury regulations that will generally apply to dividends paid after December 31, 2000, you must satisfy certification requirements in order to claim the benefit of a lower treaty rate. Additionally, if you are a partner in a foreign partnership, you, in addition to the foreign partnership, must satisfy the certification requirements and the partnership must provide information as well. The Internal Revenue Service will apply a look-through rule in the case of tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

   If the dividends are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, then the dividends generally are not subject to withholding tax. Instead, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

   If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Class A Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Class A common stock unless:

  . the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

  . you are an individual, you hold the Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and other specific requirements are met; or

  . we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Class A common stock and you are not eligible for any treaty exemption.

   If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

   We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

   Class A common stock held by an individual who is a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Under currently applicable law, if you are a non-U.S. holder, dividends paid to you at an address outside the United States generally will not be subject to United States information reporting requirements or backup withholding tax. Beginning with payments made after December 31, 2000, a non-U.S. holder will be entitled to such exemption only if the non-U.S. holder provides a Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

   The gross proceeds from the disposition of Class A common stock may be subject to information reporting and backup withholding tax at a rate of 31%. If you sell your Class A common stock outside of the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Class A common stock through a non-U.S. office of a broker that:

  . is a United States person;

  . derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  . is a "controlled foreign corporation" as to the United States; or

  . with respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year:

    - one or more of its partners are U.S. persons, as defined in United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership;

    - at any time during its tax year, the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

   If you receive payments of the proceeds of a sale of Class A common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. person or you otherwise establish an exemption.

   You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The sale of a substantial amount of our Class A common stock, including shares issued upon exercise of outstanding options to purchase Class A common stock, in the public market after this offering could adversely affect the prevailing market price of our Class A common stock. Furthermore, because no shares of Class A common stock will be available for sale shortly after this offering due to the contractual restrictions on resale described in the section entitled "Underwriting" and the legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding an aggregate of 173,913,000 shares of our Class A common stock and 18,256,000 shares of Class B common stock. The Class B common stock is convertible into 800 million shares of Class A common stock or Class C common stock as described elsewhere in this prospectus. The Class C common stock is convertible into shares of Class A common stock. All of the 173,913,000 shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The shares of Class A common stock issuable upon conversion of the Class B common stock or Class C common stock will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. All of the shares of Class B common stock are subject to lock-up agreements as described more fully in the section entitled "Underwriting".

Stock Options

   Immediately after the completion of this offering, there will be options to purchase approximately 50 million shares of our Class A common stock outstanding under our long-term incentive plans. Shortly after the completion date of this offering, we expect to file a registration statement under the Securities Act covering the shares of Class A common stock reserved for issuance under our long-term incentive plans. The shares of our Class A common stock registered under this registration statement would be immediately available for sale in the open market, subject to vesting restrictions for these options and the lock-up agreements.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, have agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

                                                                      Number of
   Underwriters                                                        Shares
   ------------                                                      -----------
   Morgan Stanley & Co. Incorporated................................
   Salomon Smith Barney Inc. .......................................
   Bear, Stearns & Co. Inc..........................................
   Chase Securities Inc.............................................
   Credit Suisse First Boston Corporation...........................
   Goldman, Sachs & Co..............................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................................
   Deutsche Bank Securities Inc.....................................
   Donaldson, Lufkin & Jenrette Securities Corporation..............
   J. P. Morgan Securities Inc......................................
   UBS Warburg LLC..................................................















                                                                     -----------
       Total........................................................ 173,913,000
                                                                     ===========

   The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to various conditions. The underwriters must take and pay for all of the shares of Class A common stock offered by this prospectus if any of these shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to dealers at a price that represents a
concession not in excess of $    a share under the public offering price. Any
underwriter may allow, and dealers may reallow, a concession not in excess of
$    a share to other underwriters or to dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 26,087,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters exercise the option in full, the total price to the public would
be $   , the total underwriters' discounts and commissions would be $    and
total proceeds to us would be $   .

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered by them.

   Our Class A common stock has been approved for listing on the Nasdaq National Market under the symbol "GENU".

   Each of Genuity, the directors and executive officers of Genuity, the persons purchasing shares of our Class A common stock in the directed share program and GTE has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  . the sale of shares to the underwriters;

  . issuances of equity securities in connection with acquisitions, provided these equity securities are subject to the lock-up restrictions described above;

  . our issuance of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  . transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

The representatives of the underwriters may also waive the restrictions described above in their discretion.

   In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Class A common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   We and the underwriters have agreed to indemnify each other against liabilities, including liabilities under the Securities Act.

Directed Share Program

   At our request, the underwriters have reserved for sale, at the initial offering price, up to 8,695,650 shares of our Class A common stock offered by this prospectus. These shares will be offered to our employees and other individuals whom our officers may designate. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Pricing of the Offering

   Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price will include the future prospects of our company and its industry in general, sales, earnings and other financial operating information of our company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and some financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range indicated on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                        VALIDITY OF CLASS A COMMON STOCK

   The validity of the Class A common stock offered by this prospectus will be passed upon by Ropes & Gray, Boston, Massachusetts, for Genuity, and by Sullivan & Cromwell, New York, New York, for the underwriters.

                                    EXPERTS

   The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

  Washington, D.C.            New York, New York       Chicago, Illinois
  Room 1024, Judiciary Plaza  Seven World Trade Center 500 West Madison Street
  450 Fifth Street, N.W.      Suite 1300               Suite 1400
  Washington, D.C., 20549     New York, New York 10048 Chicago, Illinois 60661

   You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Commission at http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

                                  GENUITY INC.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................  F-2
Combined Statements of Operations for the six months ended June 30, 1997 related to the Predecessor, for the yearsended December 31, 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000 (unaudited)
 related to Genuity......................................................  F-3
Combined Balance Sheets as of December 31, 1998 and 1999, as of March 31,
 2000 (unaudited) and Pro Forma March 31, 2000 (unaudited)...............  F-4
Combined Statements of Cash Flows for the six months ended June 30, 1997 related to the Predecessor and for the years ended December 31, 1997,
 1998 and 1999, and the three months ended March 31, 1999 and 2000
 (unaudited) related to Genuity..........................................  F-5
Combined Statements of Changes in Stockholder's Equity for the six months ended June 30, 1997 related to the Predecessor, for the years ended
 December 31, 1997, 1998 and 1999, and the three months ended March 31,
 2000 (unaudited) and Pro Forma March 31, 2000 (unaudited) related to
 Genuity.................................................................  F-6
Combined Statements of Comprehensive Loss for the six months ended June
 30, 1997 related to the Predecessor, for the years ended December 31,
 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000
 (unaudited) related to Genuity..........................................  F-7
Notes to Combined Financial Statements...................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of Genuity Inc.:

   We have audited the accompanying combined balance sheets of Genuity Inc. and subsidiaries (comprised of certain operations of Genuity Inc. and wholly-owned by GTE Corporation (GTE)) (the Company) as of December 31, 1998 and 1999, and the related combined statements of operations, changes in stockholder's equity, cash flows and comprehensive loss for each of the three years in the period ended December 31, 1999. We have also audited the statements of operations, changes in stockholder's equity, cash flows and comprehensive loss of the Company's predecessor for the six months ended June 30, 1997, the period prior to the acquisition by the Company. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 and the results of operations and cash flows of the Predecessor for the six months ended June 30, 1997 in conformity with accounting principles generally accepted in the United States.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Boston, Massachusetts

June 23, 2000

                                  GENUITY INC.

                       COMBINED STATEMENTS OF OPERATIONS
                 (dollars in thousands, except per share data)

                           Predecessor                       Genuity
                          ------------- -----------------------------------------------------
                                                                            Three Months
                           Six Months      Year Ended December 31,         Ended March 31,
                              Ended     -------------------------------  --------------------
                          June 30, 1997   1997       1998       1999       1999       2000
                          ------------- ---------  ---------  ---------  ---------  ---------
                                                                             (unaudited)
Revenues................    $106,318    $ 183,483  $ 446,002  $ 706,466  $ 157,283  $ 247,852
Operating Expenses
  Cost of goods sold....      92,670      166,040    492,794    767,498    160,540    283,928
  Selling, general and
   administrative.......      38,801      142,962    312,916    396,522     93,123    108,336
  Depreciation and
   amortization.........      10,536       49,444    104,444    187,628     41,092     53,786
                            --------    ---------  ---------  ---------  ---------  ---------
    Total operating
     expenses...........     142,007      358,446    910,154  1,351,648    294,755    446,050
                            --------    ---------  ---------  ---------  ---------  ---------
Operating Loss..........     (35,689)    (174,963)  (464,152)  (645,182)  (137,472)  (198,198)
Other Income (Expense)
  Interest expense,
   net..................        (478)      (1,346)       (20)      (183)      (434)    (2,973)
  Other, net............      (1,496)       1,814     (2,924)       (32)      (341)    (8,067)
                            --------    ---------  ---------  ---------  ---------  ---------
Loss Before Income
 Taxes..................     (37,663)    (174,495)  (467,096)  (645,397)  (138,247)  (209,238)
Income Taxes............          --          433      1,463      1,649        333        588
                            --------    ---------  ---------  ---------  ---------  ---------
Net Loss................    $(37,663)   $(174,928) $(468,559) $(647,046) $(138,580) $(209,826)
                            ========    =========  =========  =========  =========  =========
Basic and Diluted Loss
 Per Common Share.......    $     --    $   (9.58) $  (25.67) $  (35.44) $   (7.59) $  (11.49)
                            ========    =========  =========  =========  =========  =========
Basic and Diluted
 Weighted-Average Common
 Shares Outstanding.....          --       18,256     18,256     18,256     18,256     18,256
                            ========    =========  =========  =========  =========  =========

    The accompanying notes are an integral part of these combined financial statements.

                                  GENUITY INC.

                            COMBINED BALANCE SHEETS
                             (dollars in thousands)

                                                            March 31, 2000
                                    December 31,        -----------------------
                               -----------------------       (unaudited)
                                  1998        1999        Actual     Pro Forma
                               ----------  -----------  -----------  ----------
                                                                     (Note 15)
           Assets
Current Assets:
  Cash and cash equivalents..  $   13,883  $     6,044  $    17,118  $  150,737
  Receivables, less
   allowances of $3,651,
   $5,550 and $4,476
   (unaudited)...............     148,355      193,978      185,107     185,107
  Receivables--affiliates....      18,077       40,462       29,497      29,497
  Note receivable--GTE.......      18,239           --        1,836          --
  Other current assets.......      19,099       13,627       31,461      31,461
                               ----------  -----------  -----------  ----------
    Total current assets.....     217,653      254,111      265,019     396,802
Property, Plant and
 Equipment, Net..............     908,980    1,520,934    1,629,391   1,629,391
Goodwill and Other
 Intangibles, Net............     555,612      537,989      524,536     524,536
Other Assets.................       3,724       30,098       42,908      42,908
                               ----------  -----------  -----------  ----------
    Total assets.............  $1,685,969  $ 2,343,132  $2,461,854   $2,593,637
                               ==========  ===========  ===========  ==========
Liabilities and Stockholder's
           Equity
Current Liabilities:
  Short-term obligations,
   including current
   maturities................  $   20,499  $    25,921  $    74,220  $   74,220
  Note payable--GTE..........          --      136,484           --          --
  Accounts payable...........      73,711      142,752      135,705     135,705
  Accounts payable--
   affiliates................      13,440       29,647       25,287      25,287
  Accrued compensation and
   related liabilities.......      15,763       49,637       64,553      20,553
  Accrued circuits...........          --       51,775       74,843      74,843
  Accrued liabilities........      41,008       78,937       52,555      52,555
  Advanced billings..........      10,172       26,320       18,340      18,340
                               ----------  -----------  -----------  ----------
    Total current
     liabilities.............     174,593      541,473      445,503     401,503
Long-Term Obligations........     126,855      112,717       57,563      57,563
Employee Benefit Plan
 Obligations and Deferred
 Compensation................      46,388       20,466       12,604      10,604
Other Liabilities............       3,406          370          417         417
                               ----------  -----------  -----------  ----------
    Total long-term
     liabilities.............     176,649      133,553       70,584      68,584
                               ----------  -----------  -----------  ----------
Stockholder's Equity:
  Class A common stock--$0.01
   par value; authorized
   1,600,000,000 shares; no
   shares issued
   and outstanding...........          --           --           --          --
  Class B common stock--$0.01
   par value; 21,000,000
   shares authorized;
   18,256,000 shares
   authorized, issued,
   outstanding and pro
   forma.....................         183          183          183         183
  Class C common stock--$0.01
   par value; 800,000,000
   shares authorized;
   no shares issued
   and outstanding...........          --           --           --          --
  Additional paid-in
   capital...................   1,990,485    2,972,142    3,460,604   3,638,387
  Other comprehensive
   income....................       3,928        2,696        1,721       1,721
  Accumulated deficit........    (659,869)  (1,306,915)  (1,516,741) (1,516,741)
                               ----------  -----------  -----------  ----------
    Total stockholder's
     equity..................   1,334,727    1,668,106    1,945,767   2,123,550
                               ----------  -----------  -----------  ----------
    Total liabilities and
     stockholder's equity....  $1,685,969  $ 2,343,132  $ 2,461,854  $2,593,637
                               ==========  ===========  ===========  ==========

    The accompanying notes are an integral part of these combined financial statements.

                                  GENUITY INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                     Predecessor             Genuity
                                                     ----------- ---------------------------------
                                                                                                        Three Months
                                                     Six Months      Year Ended December 31,           Ended March 31,
                                                     Ended June  ---------------------------------  ----------------------
                                                      30, 1997     1997        1998        1999        1999        2000
                                                     ----------- ---------  ----------  ----------  ----------  ----------
                                                                                                         (unaudited)
Cash flows from operating activities:
 Net loss...........................................  $(37,663)  $(174,928) $ (468,559) $ (647,046) $ (138,580) $ (209,826)
 Adjustments to reconcile net loss to net cash
  provided by (used in) operations:
  Depreciation and amortization.....................    10,536      49,444     104,444     187,628      41,094      53,786
  Changes in current assets and current liabilities:
   Receivables--net.................................   (15,602)    (19,934)    (75,883)    (68,008)    (24,903)     19,836
   Other current assets.............................       726      (9,341)     (6,730)      5,472      (6,142)    (17,834)
   Other current liabilities........................    46,265      96,667     (92,914)    170,338       5,596      40,017
  Other, net........................................    (1,766)    (32,835)     26,714     (52,226)    (10,544)     (5,374)
                                                      --------   ---------  ----------  ----------  ----------  ----------
Net cash provided by (used in) operating
 activities.........................................     2,496     (90,927)   (512,928)   (403,842)   (133,479)   (119,395)
                                                      --------   ---------  ----------  ----------  ----------  ----------
Cash flows from investing activities:
  Capital expenditures..............................    (2,830)   (255,903)   (505,303)   (666,398)   (132,733)   (210,895)
  Purchase of businesses, net of cash acquired......        --    (517,788)         --          --          --          --
  Capitalized software..............................        --          --          --     (34,580)         --      (1,408)
                                                      --------   ---------  ----------  ----------  ----------  ----------
Net cash used in investing activities...............    (2,830)   (773,691)   (505,303)   (700,978)   (132,733)   (212,303)
                                                      --------   ---------  ----------  ----------  ----------  ----------
Cash flows from financing activities:
  Repayment of long-term debt.......................   (34,012)       (834)    (29,547)    (37,512)     (8,742)    (55,154)
  Change in short-term obligations..................    10,249         346       9,904       5,422       3,068      48,299
  Change in note payable/receivable--GTE............        --     257,178    (264,860)    154,723     (20,480)   (138,320)
  Issuance of Class B common stock..................        --         183          --          --          --          --
  Contributions from GTE............................        --     610,505   1,313,554     974,348     279,024     487,947
                                                      --------   ---------  ----------  ----------  ----------  ----------
Net cash provided by (used in) financing
 activities.........................................   (23,763)    867,378   1,029,051   1,096,981     252,870     342,772
                                                      --------   ---------  ----------  ----------  ----------  ----------
Net increase (decrease) in cash and cash
 equivalents........................................   (24,097)      2,760      10,820      (7,839)    (13,342)     11,074
Cash and cash equivalents, beginning of period......   102,870         303       3,063      13,883      13,883       6,044
                                                      --------   ---------  ----------  ----------  ----------  ----------
Cash and cash equivalents, end of period............  $ 78,773   $   3,063  $   13,883  $    6,044  $      541  $   17,118
                                                      ========   =========  ==========  ==========  ==========  ==========
Supplemental Cash Flows Disclosure
Cash paid during the year for:
  Interest..........................................  $    671   $   2,142  $   16,401  $    4,403  $    1,184  $      802
                                                      ========   =========  ==========  ==========  ==========  ==========
  State income taxes................................  $     --   $     433  $    1,463  $    1,649  $      333  $      588
                                                      ========   =========  ==========  ==========  ==========  ==========
Noncash Investing and Financing Activities:
  Capital lease obligation incurred for equipment
   purchase.........................................  $ 20,425   $  21,469  $   54,958  $   23,374  $   14,206  $       --
                                                      ========   =========  ==========  ==========  ==========  ==========
  Accounts payable--work in process.................  $     --   $  22,119  $   27,570  $   54,584  $  (41,782) $  (47,802)
--------------------------------------------------
                                                      ========   =========  ==========  ==========  ==========  ==========

    The accompanying notes are an integral part of these combined financial statements.

                                 GENUITY INC.

                            COMBINED STATEMENTS OF
                        CHANGES IN STOCKHOLDER'S EQUITY
                       (dollars and shares in thousands)

                                                                          Other
                                  Class  Class  Class  Class             Compre-
                                    A      A      B      B    Additional hensive    Accum-
                          Common  Common Common Common Common  Paid-In   Income     ulated     Treasury
                           Stock  Shares Stock  Shares Stock   Capital   (Loss)     Deficit     Shares     Total
                          ------- ------ ------ ------ ------ ---------- -------  -----------  --------  ----------
PREDECESSOR
Balance, December 31,
1996....................  $25,041   --    $--       --  $ --  $  115,456 $    --  $    (5,967) $(28,419) $  106,111
 Stock option
 exercises..............       88   --     --       --    --       1,912      --           --        --       2,000
 Conversion of
 debentures.............      249   --     --       --    --       7,562      --           --        --       7,811
 Net loss...............       --   --     --       --    --          --      --      (37,663)       --     (37,663)
 Other..................       --   --     --       --    --          --  (1,033)          --        --      (1,033)
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
Balance, June 30, 1997..  $25,378   --    $--       --  $ --  $  124,930 $(1,033) $   (43,630) $(28,419) $   77,226
                          =======  ===    ===   ======  ====  ========== =======  ===========  ========  ==========

-------------------------------------------------------------------------------
GENUITY
Balance, December 31,
1996....................  $    --   --    $--       --  $ --  $   47,758 $    --  $   (16,382) $     --  $   31,376
 Conversion of
 Predecessor equity
 instruments............       --   --     --       --    --      16,186      --           --        --      16,186
 Issuance of Class B
 common stock...........       --   --     --   18,256   183          --      --           --        --         183
 Capital contributions--
 GTE....................       --   --     --       --    --     610,505      --           --        --     610,505
 Net loss...............       --   --     --       --    --          --      --     (174,928)       --    (174,928)
 Other..................       --   --     --       --    --          --   2,046           --        --       2,046
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
Balance, December 31,
1997....................       --   --     --   18,256   183     674,449   2,046     (191,310)       --     485,368
 Tax benefit on exercise
 of stock options--GTE..       --   --     --       --    --       2,482      --           --        --       2,482
 Capital contributions--
 GTE....................       --   --     --       --    --   1,313,554      --           --        --   1,313,554
 Net loss...............       --   --     --       --    --          --      --     (468,559)       --    (468,559)
 Other..................       --   --     --       --    --          --   1,882           --        --       1,882
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
Balance, December 31,
1998....................       --   --     --   18,256   183   1,990,485   3,928     (659,869)       --   1,334,727
 Tax benefit on exercise
 of stock options--GTE..       --   --     --       --    --       7,309      --           --        --       7,309
 Capital contributions--
 GTE....................       --   --     --       --    --     974,348      --           --        --     974,348
 Net loss...............       --   --     --       --    --          --      --     (647,046)       --    (647,046)
 Other..................       --   --     --       --    --          --  (1,232)          --        --      (1,232)
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
Balance, December 31,
1999....................       --   --     --   18,256   183   2,972,142   2,696   (1,306,915)       --   1,668,106
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
 Tax benefit on exercise
 of stock options--GTE..       --   --     --       --    --         515      --           --        --         515
 Capital contributions--
 GTE....................       --   --     --       --    --     487,947      --           --        --     487,947
 Net loss...............       --   --     --       --    --          --      --     (209,826)       --    (209,826)
 Other..................       --   --     --       --    --          --    (975)          --        --        (975)
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
Balance, March 31, 2000
(unaudited).............       --   --     --   18,256   183   3,460,604   1,721   (1,516,741)       --   1,945,767
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
 Capital contribution--
 GTE....................       --   --     --       --    --     177,783      --           --        --     177,783
                          -------  ---    ---   ------  ----  ---------- -------  -----------  --------  ----------
Pro Forma Balance, March
31, 2000 (Note
15)(unaudited)..........  $    --   --    $--   18,256  $183  $3,638,387 $ 1,721  $(1,516,741) $     --  $2,123,550
                          =======  ===    ===   ======  ====  ========== =======  ===========  ========  ==========

             The accompanying notes are an integral part of these combined financial statements.

                                  GENUITY INC.

                   COMBINED STATEMENTS OF COMPREHENSIVE LOSS
                             (dollars in thousands)

                                                       Predecessor                        Genuity
                                                      -------------- -----------------------------------------------------
                                                                                                      Three Months Ended
                                                        Six Months      Year Ended December 31,            March 31,
                                                      Ended June 30, -------------------------------  --------------------
                                                           1997        1997       1998       1999       1999       2000
                                                      -------------- ---------  ---------  ---------  ---------  ---------
                                                                                                          (unaudited)
Net Loss.............................................    $(37,663)   $(174,928) $(468,559) $(647,046) $(138,580) $(209,826)
Other Comprehensive Income (Loss):
 Foreign currency translation adjustments............        (113)         (37)        32        118        768        550
 Unrealized gain (loss) on securities................        (920)       2,083      1,850     (1,350)    (1,062)    (1,525)
                                                         --------    ---------  ---------  ---------  ---------  ---------
                                                           (1,033)       2,046      1,882     (1,232)      (294)      (975)
                                                         --------    ---------  ---------  ---------  ---------  ---------
Comprehensive Loss...................................    $(38,696)   $(172,882) $(466,677) $(648,278) $(138,874) $(210,801)
--------------------------------------------------
                                                         ========    =========  =========  =========  =========  =========





    The accompanying notes are an integral part of these combined financial statements.

                                  GENUITY INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                (Including Data Applicable to Unaudited Periods)

1.Description of Business and Summary of Significant Accounting Policies:

Description of Business and Organization

   Genuity Inc. (Genuity or the Company), a Delaware corporation, is a wholly-owned subsidiary of GTE Corporation (GTE). Genuity is a leading facilities-based provider of managed Internet infrastructure services. By leveraging a technologically advanced, high-bandwidth global fiber-optic network, data center facilities, and a rapidly growing base of business and consumer users and content directly attached to its Internet backbone, Genuity engineers and delivers a comprehensive suite of managed Internet infrastructure services. These services include Internet access through dial-up, dedicated and digital subscriber lines; web hosting and content delivery; and value added e-business services, such as virtual private networks for secure data transmission, security services and voice-over-IP. Genuity's services are provided to both enterprises and service providers including Internet service providers, application service providers and carriers.

   Genuity's predecessor incurred net losses of $37.7 million for the six months ended June 30, 1997. Genuity incurred net losses of $174.9 million, $468.6 million and $647.0 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $138.6 million and $209.8 million for the three months ended March 31, 1999 and 2000 (unaudited), respectively. Through March 31, 2000, Genuity has incurred cumulative operating losses of $1,516.7 million (unaudited). Given the level of planned operating and capital expenditures, Genuity expects to continue to incur significant operating losses for the next several years.

   The markets in which Genuity operates can be characterized as rapidly changing due to technological developments, evolving industry standards and customer demands and frequent new product and service introductions and enhancements. Genuity expects to continue to make significant investments to expand its capacity and facilities infrastructure, develop brand recognition, broaden the range of service offerings and expand its sales, marketing, technical and customer support personnel. These efforts will require significant expenditures, a substantial portion of which will be made before any significant corresponding revenue may be realized.

   Genuity is also dependent on a limited source of suppliers for a number of components and parts necessary for its network buildout and operations. Genuity does not carry significant inventories of components and has no guaranteed supply arrangements with vendors. Shortages from these suppliers could cause significant delays in or abandonment of the expansion of the network and could have an adverse affect on Genuity's operating results.

Basis of Presentation

   The accompanying combined financial statements of Genuity include the financial position and results of operations of those operations that will constitute Genuity as of the completion of the proposed initial public offering. Certain of the operations and assets included in these combined financial statements were transferred to Genuity on June 22, 2000. The accompanying financial statements have been restated to combine the assets, liabilities, equity and results of operations of these transferred operations as if the transfer had occurred as of January 1, 1997. GTE acquired BBN Corporation effective June 30, 1997. This acquisition was accounted for as a purchase business combination and, consequently, the results of operations of BBN Corporation, excluding the operations of BBN Technologies (BBNT), which are being retained by GTE, are included in the Genuity financial statements for the periods after June 30, 1997. The results of operations of our predecessor represent the results of BBN Corporation, excluding the operations of BBNT.

   Genuity prepares its combined financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


   The combined financial statements of Genuity include the accounts of all majority-owned subsidiaries. All significant intercompany amounts have been eliminated.

   Genuity purchases payroll, purchasing, electronic data processing services and other general and administrative services from GTE and affiliates whose business is the provision of these services. In management's view, the cost of services provided to Genuity by GTE and affiliates reasonably approximates the costs that Genuity would have incurred if it had performed the services. See
Note 13 for further discussion.

Interim Financial Statements

   The accompanying combined financial statements as of March 31, 2000, and for the three-month periods ended March 31, 1999 and 2000, are unaudited, but in the opinion of management, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted with respect to the quarters, although the Company believes that the disclosures included are adequate to make the information presented not misleading. Results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

Revenue Recognition

   Revenue is generally recognized when services are rendered or products are delivered to customers. The majority of Genuity's contracts consist of separate agreements to provide Internet access, web-hosting, value added e-business or transport services to customers.

 Access

   Internet access services include dial-up, dedicated and digital subscriber lines. Internet access customers typically sign one or two-year contracts providing for monthly recurring service fees that are earned and recognized based on either fixed fees or capacity utilization. Access also includes revenue associated with the development, operation and maintenance of a nationwide dial-up network for America Online, based on a fee per modem per month basis. The contract with America Online extends through 2006.

 Web-Hosting

   Web-hosting services include managed hosting, collocation, content delivery and high availability services. Web-hosting customers typically sign one or two-year contracts. Revenues are earned and recognized based on monthly fees for server management, physical facilities and bandwidth utilization.

 Transport

   Transport services include services such as asynchronous transfer mode, or ATM, and private line services. ATM transfer service, a form of high speed data transfer, is targeted primarily at carriers and Internet service providers with high bandwidth voice, video and data transmission requirements. Private line service provides dedicated point-to-point transport services through non-switched, non-usage sensitive dedicated facilities. Transport revenues are earned and recognized based on customer usage of circuit mileage and capacity. Transport customers typically sign one or two-year contracts.

 Other

   Other includes the results of the international business, which consists primarily of Internet access, and domestic value-added e-business services, such as managed security services, virtual private networks for

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

secure data transmission and voice-over-IP. Revenues for international access and hosting are recognized on a basis consistent with domestic services. Revenues for security and virtual private network services are earned and recorded based on fixed, monthly recurring fees and revenues for voice-over-IP services are based on usage. Value-added e-business service contracts typically range from one to two years.

   Billings made or payments received in advance of providing services are deferred until the period these services are provided.

   Certain of Genuity's contracts, primarily related to web hosting and value added e-business services, include up-front charges for installation services. It has been the Company's practice to recognize installation revenue only to the extent of incurred costs. In the first quarter of 2000, the Company adopted Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements. The cumulative effect of this adoption had no net effect on the accompanying statements of operations." In accordance with SAB No. 101, as amended, this revenue and the corresponding costs are deferred and recognized over the contract terms, which approximate 1 year.

   Genuity has contracts with some customers that provide service level commitments. If Genuity does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service for a short period of time. These amounts are accounted for in cost of sales. To date, credits issued under these arrangements for Genuity's failure to meet service level commitments have not been material. During 1999, one of Genuity's vendors experienced failures on its network, which resulted in a disruption to Genuity's customers. Genuity's vendor provided credits to Genuity for the service failure, which Genuity passed on to its customers.

Advertising Costs

   Genuity expenses the cost of advertising as incurred. The Predecessor's advertising expense was $5.1 million for the six months ended June 30, 1997. Genuity's advertising expense was $4.6 million, $16.5 million and $21.5 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $2.8 million and $6.6 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying combined statements of operations.

Income Taxes

   Genuity has historically filed its federal income tax return on a consolidated basis with GTE. Upon completion of the proposed initial public offering, Genuity will be deconsolidated from GTE for income tax return purposes. Income tax payments and refunds will be determined based on the stand-alone filings of Genuity. The accompanying combined financial statements are presented as if Genuity was a stand-alone company for all periods presented. The Predecessor was part of a stand-alone entity, and its taxes were recorded on that basis.

   Genuity and the Predecessor computed their current and deferred income tax expense on a stand-alone basis in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance has been established to reflect the likelihood of realization of deferred tax assets.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


   Genuity has approximately $39 million of net operating loss carryforwards and $10 million of research credit carryforwards, which are limited in use due to the fact that they were generated by the Predecessor.

Loss Per Common Share

   Loss per common share is calculated based on the provisions of SFAS No. 128, "Earnings per Share." The basic loss per share of Genuity was computed based on the number of common shares that were issued in connection with the recapitalization of Genuity, which occurred on June 23, 2000. Genuity has no potentially dilutive common shares.

Cash and Cash Equivalents

   Cash and cash equivalents include investments in short-term, highly liquid securities, which have maturities when purchased of three months or less.

Deferred Commissions

   Genuity defers certain customer acquisition costs in order to recognize those direct costs in the same accounting period as the associated revenues, provided the revenues are contractual. These deferred costs were included in other current assets in the accompanying combined balance sheets.

Property, Plant and Equipment

   Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the assets' estimated useful lives using the straight-line method. Useful lives used in computing depreciation are as follows: buildings and fixtures--10 to 30 years, communications network--fiber-optic cable--20 to 25 years, communications network--data processing equipment and machinery which include labor and other direct costs--3 to 10 years and furniture--5 to 7 years. Leasehold improvements are amortized over the shorter of the lease period or their estimated useful lives using the straight-line method. Maintenance and repairs are charged to expense as incurred; improvements are capitalized.

   When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the combined balance sheet and any gain or loss on the transaction is included in the accompanying combined statement of operations.

   Work in progress represents costs incurred for the build-out and expansion of the network infrastructure and includes engineering costs and capitalized interest. When these assets are placed in service, the costs are recorded in the appropriate property, plant and equipment accounts and depreciation begins.

   Genuity leases data communications equipment under a capital lease agreement. The assets and liabilities under the capital lease are recorded at the present value of minimum lease payments. Assets under the capital lease are depreciated over the term of the lease, which is generally 5 years.

   Communications network--fiber optic cable primarily includes an indefeasible right of use agreement with Qwest Communications International Inc. at December 31, 1999 and March 31, 2000 (unaudited).

Goodwill and Other Intangibles

   Goodwill and other intangible assets pertain to the acquisitions of the Predecessor and the assets of a web hosting business acquired in 1997, and internal use software. Goodwill is being amortized on a straight-line basis over the lesser of 20 years or the period benefited. Other intangible assets include customer bases,

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

trademarks, developed technology and in-place work forces in connection with the acquisitions, and internal use software. Customer bases and in-place work forces are amortized in a manner consistent with historical attrition patterns over 3 to 10 years. Trademarks, developed technology and internal use software are amortized on a straight-line basis over 3 to 10 years.

Software

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under the provisions of this SOP, effective January 1, 1999, Genuity was required to capitalize and amortize the cost of all internal-use software. Prior to the adoption of SOP 98-1, primarily all software was expensed as incurred. Software expensed in 1997 and 1998 was approximately $17.3 million and $1.4 million, respectively. Capitalized software is amortized over a useful life ranging from 3 to 5 years. Software maintenance costs are expensed as incurred.

Employee Benefit Plans

   For periods prior to the initial public offering, Genuity participated in GTE's pension and postretirement health care and life insurance benefit plans. The plans' cost and liability recorded by Genuity are based on Genuity's participation in GTE's plans.

Valuation of Assets

   The impairment of tangible and intangible assets is assessed when changes in circumstances indicate that their carrying value may not be recoverable. Under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," a determination of impairment, if any, is made based on estimated future cash flows, salvage value or expected net sales proceeds depending on the circumstances. An impairment loss would be measured based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. In instances where goodwill has been recorded in connection with impaired assets, the carrying amount of the goodwill is first eliminated before any reduction to the carrying value of tangible or identifiable intangible assets. Genuity's policy is to record asset impairment losses as well as net gains or losses on sales of assets as a component of other income. Under Accounting Principles Board Opinion No. 17, "Intangible Assets," the Company also annually evaluates the future period over which the benefit of goodwill will be received, based on future cash flows, and changes the amortization life accordingly.

Concentrations of Credit Risk and Significant Customers

   Genuity's accounts receivable are subject to credit risk. Genuity performs regular credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Genuity's risk of loss is limited due to advance billings to some of its customers for services and the ability to terminate service on delinquent accounts. The credit risk is also mitigated by the large number of customers comprising the customer base, with the exception of one large customer, America Online. Revenues from America Online in relation to Genuity's and Predecessor's total revenues were significant. However, the credit risk associated with America Online is mitigated by utilization of advance billings and a history of timely collections. The average accounts receivable balance of America Online represented 34%, 44% and 37% of Genuity's receivable balance during the years ended 1998 and 1999, and the three-months ended March 31, 2000 (unaudited),

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

respectively, while revenues from America Online represented 53% and 52% of Genuity's total revenues for the years ended December 31, 1998 and 1999, respectively, and 53% and 46% for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively.

   Genuity has been a supplier of network access services in the United States to America Online since 1995. Genuity entered into a new agreement with America Online effective as of December 31, 1999, pursuant to which America Online has agreed to purchase additional dial-up access services from Genuity for a seven-year term through December 31, 2006. Under the new agreement, America Online has also agreed to purchase managed digital subscriber line and other broadband network access services from Genuity for a five-year term through December 31, 2004. This agreement includes provisions for minimum purchase requirements at fixed monthly fees, subject to market pricing adjustments, service level requirements and termination provisions.

   In providing America Online services under the agreement, Genuity is obligated to comply with specified minimum service levels. Either party may terminate the agreement in the event the other party commits a material breach which is not cured within the specified period. In addition, America Online has the right to terminate the agreement in the event of: (1) repeated material breaches by Genuity; (2) a violation of the most favored customer pricing provisions; (3) a total or near total outage of any of the services provided by Genuity that, while lasting fewer than thirty days, is widespread and prolonged; (4) Genuity's inability to meet the service level commitments or to expand service availability as required under the agreement; and (5) a change in control other than through an initial public offering. Genuity is also obligated to provide America Online assistance in the twelve months following any termination of the agreement to ensure a smooth transition of services. The agreement provides America Online with a right of first refusal with respect to the sale of the dial-up network access business.

   Under a separate agreement with America Online Japan and Genuity's Japanese branch, Genuity has agreed to provide dial-up network access services to America Online in Japan. This agreement also includes minimum purchase requirements on the part of America Online Japan, market pricing adjustments, service level requirements, and termination provisions.

Financial Instruments

   Financial instruments include cash and cash equivalents, accounts receivable, equity securities, accounts payable, notes payable and debt. The fair values of financial instruments included in the combined balance sheets, other than long-term debt, closely approximate their recorded values. The recorded values of equity securities equal their fair values based on quoted market prices, and are classified as available-for-sale securities. The securities are included in other current assets in the accompanying combined balance sheets and have a cost of $11.8 million and $3.5 million at December 31, 1998 and 1999, respectively, and $3.5 million at March 31, 2000 (unaudited). The estimated fair value of long-term debt based on a debt pricing model was lower than its recorded value as of December 31, 1998 and 1999 by approximately $1.2 million and $6.6 million, respectively, and as of March 31, 2000, by approximately $6.8 million (unaudited).

Comprehensive Loss

   Comprehensive loss is the change in equity from transactions and other events and circumstances that are not from owners. Included in other comprehensive income (loss) are foreign currency translation gains and losses and unrealized gains and losses on available-for-sale securities.

                                  GENUITY INC.

                (Including Data Applicable in Unaudited Periods)

Foreign Currency Translation

   Assets and liabilities of units operating in foreign countries are translated into U.S. dollars using the exchange rates in effect on the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Foreign assets, liabilities and results of operations are not material in all periods presented.

Recent Accounting Pronouncements

   On December 3, 1999, the Securities and Exchange Commission issued SAB No.
101. Genuity is required to adopt this accounting guidance, as amended by SAB No. 101A, no later than the second quarter of 2000. Genuity adopted this accounting in the first quarter of 2000. There was no impact to the Company's combined statement of operations for the adoption of SAB No. 101, as it had been the Company's practice to recognize installation revenue on its web hosting contracts only to the extent of incurred costs. The Company, at March 31, 2000, has recorded deferred revenue of approximately $1.9 million and deferred costs of approximately $1.9 million associated with the adoption of SAB No. 101.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This new standard is not anticipated to have an impact on the Company's combined financial statements based on the current structure and operations.

2.GTE's Proposed Merger with Bell Atlantic Corporation

   Genuity is currently a wholly owned subsidiary of GTE. In July 1998, GTE and Bell Atlantic agreed to enter into a merger of equals transaction. The new combined company is Verizon Communications (Verizon). Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies and a majority of the shareholders, GTE's shareholders will receive
1.22 shares of Verizon stock for each share of GTE's stock that they own. The merger is subject to regulatory approvals.

   Section 271 of the Telecommunications Act of 1996 generally prohibits each of Bell Atlantic's local telephone operating companies from providing long distance services that originate in any state in which it is an incumbent local telephone operating company. This prohibition also extends to services provided by any company in which Bell Atlantic owns an interest greater than 10%. Because Genuity provides services that could be characterized as long distance services in states where Bell Atlantic operates an incumbent local telephone operating company, Bell Atlantic and GTE made a proposal to the FCC under which Verizon will not own more than 10% of our common stock at the closing of their merger. The FCC adopted a memorandum opinion and order approving the merger of Bell Atlantic and GTE.

   The FCC order provides that GTE will exchange all of its shares of Genuity's outstanding common stock for shares of Genuity's Class B common stock, and Genuity will complete an initial public offering of Class A common stock. Immediately following the completion of this offering, the Class A common stock will represent 90.5% of the outstanding common stock, and the Class B common stock will represent 9.5%.

   If Verizon has eliminated applicable Section 271 restrictions, it may increase its ownership interest in Genuity by converting the Class B common stock. Section 271 provides that the restrictions will be lifted as to

                                  GENUITY INC.

                (Including Data Applicable in Unaudited Periods)

a particular state when the incumbent local telephone company satisfies a competitive checklist prescribed by the Telecommunications Act and obtains authority from the FCC to provide long distance services in that state. Bell Atlantic has received the necessary authorization in New York to provide long distance services originating in that state. Verizon must eliminate applicable
Section 271 restrictions in the other states in which it operates an incumbent local telephone operating company either through the Section 271 process or otherwise, including through liquidation, in order to increase its ownership in Genuity.

   Under the FCC order, Verizon cannot convert its Class B common stock into more than 10% of Genuity's outstanding common stock until it has eliminated, as to at least 50% of the total billable access telephone lines owned in 1999 by Bell Atlantic in its region, the Section 271 restrictions applicable to its operation of Genuity's business. When Verizon has eliminated the applicable
Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines, subject to specified circumstances to an obligation to offer its shares to us, it could transfer its shares of Genuity's Class B common stock to one or more third parties that would then be able to convert all of the Class B common stock into 800 million shares of Class A common stock. When Verizon has eliminated the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines, it could convert its Class B common stock into 800 million shares of Genuity's Class A common stock or Class C common stock, subject to the terms of the FCC order.

   The terms of the FCC order permit Bell Atlantic and GTE to complete their merger. The FCC order also permits Verizon to hold an ownership interest in Genuity that complies with the Telecommunications Act and provides the opportunity for Verizon to increase its interest in Genuity if and when it is otherwise lawfully authorized to do so.

3.Property, Plant and Equipment, Net

   Property, plant and equipment, net was comprised of the following (in thousands):

                                                December 31,
                                            ----------------------   March 31,
                                               1998        1999        2000
                                            ----------  ----------  -----------
                                                                    (unaudited)
   Land.................................... $    4,644  $    4,705  $    4,705
   Buildings and fixtures..................      5,210      13,327       7,194
   Communications network--fiber-optic
    cable..................................    300,035     481,573     537,113
   Communications network--data processing
    equipment and machinery................    484,502     727,046     773,416
   Furniture...............................     11,083      18,653      20,338
   Leasehold improvements..................     95,418     164,542     151,157
   Work in progress........................    177,607     402,740     465,621
                                            ----------  ----------  ----------
     Subtotal..............................  1,078,499   1,812,586   1,959,544
   Accumulated depreciation................   (169,519)   (291,652)   (330,153)
                                            ----------  ----------  ----------
     Total................................. $  908,980  $1,520,934  $1,629,391
                                            ==========  ==========  ==========

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


   During 1999, Genuity completed its initial buildout of its communications network in the United States. Costs directly related to the network have been capitalized, including amounts associated with the indefeasible rights of use. Genuity commenced depreciation as individual segments were placed in service.

   The Predecessor's depreciation expense was $10.5 million for the six months ended June 30, 1997. Genuity's depreciation expense was $18.7 million, $56.2 million and $135.4 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $28.6 million and $38.9 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively.

   Interest and network engineering costs capitalized as part of property, plant and equipment were as follows (in thousands):

                             Predecessor                   Genuity
                            -------------- ----------------------------------------
                                                                      Three Months
                              Six Months                              Ended March
                            Ended June 30,  Year Ended December 31,       31,
                            -------------- ------------------------- --------------
                                 1997       1997     1998     1999    1999    2000
                            -------------- ------- -------- -------- ------- ------
                                                                      (unaudited)
   Network engineering
    costs..................      $422      $ 1,422 $ 10,263 $ 23,148 $ 9,461 $9,511
   Capitalized interest....        --           --   17,700    6,408   1,818    298
                                 ----      ------- -------- -------- ------- ------
     Total.................      $422      $ 1,422 $ 27,963 $ 29,556 $11,279 $9,809
                                 ====      ======= ======== ======== ======= ======

4.Goodwill and Other Intangibles, Net

   Goodwill and other intangibles, net was comprised of the following (in thousands):

                                                  December 31,
                                                ------------------   March 31,
                                                  1998      1999       2000
                                                --------  --------  -----------
                                                                    (unaudited)
   Goodwill.................................... $495,348  $495,348   $495,348
   Customer bases..............................   77,000    77,000     77,000
   Trademarks..................................   34,000    34,000     34,000
   Developed technology........................   19,000    19,000     19,000
   In-place work forces........................    9,190     9,190      9,190
   Internal use software.......................       --    34,580     35,988
                                                --------  --------   --------
     Subtotal..................................  634,538   669,118    670,526
   Accumulated amortization....................  (78,926) (131,129)  (145,990)
                                                --------  --------   --------
     Total..................................... $555,612  $537,989   $524,536
                                                ========  ========   ========

   Genuity's amortization expense was $30.7 million, $48.2 million and $52.2 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $12.5 million and $14.9 million for the three month periods ended March 31, 1999 and 2000 (unaudited), respectively.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

5.Debt

   Long-term obligations and short-term obligations were as follows (in thousands):

                                                    December 31,
                                                  -----------------  March 31,
                                                    1998     1999      2000
                                                  -------- -------- -----------
                                                                    (unaudited)
   6% convertible subordinated debentures........ $ 55,903 $ 48,948   $    --
   Capital leases................................   70,952   63,769    57,563
                                                  -------- --------   -------
     Total long-term obligations................. $126,855 $112,717   $57,563
                                                  ======== ========   =======
   Note payable--GTE............................. $     -- $136,484   $    --
   6% convertible subordinated debentures........       --       --    48,812
   Current portion of capital leases.............   20,499   25,921    25,408
                                                  -------- --------   -------
     Total short-term obligations................ $ 20,499 $162,405   $74,220
                                                  ======== ========   =======

   On April 1, 1987, Predecessor issued $84.7 million of 6% convertible subordinated debentures. The 6% convertible subordinated debentures due 2012 may be converted by the bondholders into cash at an exchange ratio of $966.67 for each $1,000 in principal amount of debentures. The debentures are unsecured obligations of Genuity and are subordinated in right of payment to Genuity's senior indebtedness, if any. Debt issuance costs are being amortized over the term of the debentures. The unamortized balance at December 31, 1999, and March 31, 2000 of $0.6 million and $0.5 million (unaudited), respectively, is included in other assets in the accompanying combined balance sheets.

   Genuity is required to contribute to a sinking fund annual payments equal to 5% of the aggregate principal amount issued. The sinking fund was calculated to retire 70% of the original debentures prior to maturity. As of December 31, 1999 Genuity had purchased and retired debentures with a face value of $37.3 million which has been used to satisfy the annual sinking fund requirements through 2006.

   The interest rate on the note payable to/receivable from GTE is based on an intercompany borrowing interest rate established by GTE, which fluctuated between 4.85% and 6.58% in 1997, 5.41% and 6.24% in 1998, 6.04% and 6.75% in
1999, 5.00% and 5.68% in the first quarter of 1999 (unaudited) and 6.00% and 6.24% in the first quarter of 2000 (unaudited).

   Genuity has entered into leasing agreements to finance some equipment acquisitions. The underlying assets serve to collateralize the debt. The borrowings bear interest at effective rates of 5.07% to 9.50% and have terms of 5 years from the date of purchase, with principal and interest payable quarterly in advance. The leases include purchase and renewal options at fair market values. The leases are classified as capital leases in accordance with the provisions of SFAS No. 13, "Accounting for Leases."

   Assets under capital leases were as follows (in thousands):

                                                    December 31,
                                                  -----------------   March 31,
                                                   1998      1999       2000
                                                  -------  --------  -----------
                                                                     (unaudited)
   Data processing equipment..................... $91,682  $115,056   $115,407
   Accumulated depreciation...................... (25,936)  (51,792)   (57,409)
                                                  -------  --------   --------
     Total....................................... $65,746  $ 63,264   $ 57,998
                                                  =======  ========   ========

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


6.Stockholder's Equity

Common Stock

   The authorized and issued common stock of Genuity is based on the number of common shares that will be issued in connection with the recapitalization of Genuity, which occurred on June 23, 2000. In connection with the recapitalization, the 510 shares of common stock issued and outstanding were converted to 18,256,000 shares of Class B common stock.

Additional Paid-In Capital

   Genuity received contributions from GTE of $610.5 million, $1,313.6 million and $974.3 million, for the years ended December 31, 1997, 1998 and 1999, respectively, and $487.9 million for the three-month period ended March 31, 2000 (unaudited).

Accumulated Other Comprehensive Income (Loss)

   Accumulated other comprehensive income (loss) includes cumulative foreign currency translation adjustments and the cumulative unrealized loss on investments in securities. The Predecessor's cumulative foreign currency translation adjustment was a loss of $0.1 million as of June 30, 1997. Genuity's cumulative foreign currency translation adjustment was a gain of $0.1 million as of December 31, 1999, and $0.8 million and $0.7 million as of March 31, 1999 and 2000 (unaudited), respectively. The Predecessor's cumulative unrealized loss on investments in securities was $0.9 million as of June 30, 1997 and Genuity's cumulative unrealized gain on investments in securities was $2.1 million, $3.9 million and $2.6 million as of December 31, 1997, 1998 and 1999, respectively, and $2.9 million and $1.1 million as of March 31, 1999 and 2000 (unaudited), respectively.

7.Stock-Based Compensation

   GTE maintains broad-based stock option plans that have historically covered substantially all Genuity employees. Genuity employees will not participate in these plans after the initial public offering. Prior to 1997, options were granted separately or in conjunction with stock appreciation rights (SARs). Beginning in 1997, the granting of SARs was discontinued. In 1997, GTE's shareholders approved the GTE Corporation 1997 Long-Term Incentive Plan (the
LTIP). Each option granted under the LTIP conveys the right to purchase, at fair market value on the date of the grant, shares of GTE common stock. Generally, options have a term of 10 years and become vested over a period not to exceed three years. At December 31, 1999 and March 31, 2000, 1,595,984 and 1,961,045 (unaudited) options granted to Genuity employees, respectively, were exercisable in shares of GTE common stock. Options granted under the Predecessor's stock incentive plan were converted into GTE options or plan participants received cash.

   In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, GTE continues to apply the recognition and measurement provisions of Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees." In accordance with APB No. 25, compensation expense is not recognized for stock options on the date of grant since it is GTE's practice to grant options with an exercise price equal to the fair market value of its common stock on the date of grant. Under SFAS No. 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service or vesting period. Had compensation cost for GTE's stock options been determined under SFAS No. 123, based on the fair market value at the grant dates, pro forma net loss and basic loss per share of Genuity would have been as follows (in thousands except per share amounts):

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

                                                          Genuity
                                               -------------------------------
                                                        Year Ended
                                                       December 31,
                                               -------------------------------
                                                 1997       1998       1999
                                               ---------  ---------  ---------
   Net loss
     As reported.............................. $(174,928) $(468,559) $(647,046)
     Pro forma................................  (175,943)  (474,364)  (668,558)

   Basic and diluted loss per share
     As reported.............................. $   (9.58) $  (25.67) $  (35.44)
     Pro forma................................     (9.64)    (25.98)    (36.62)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for GTE options granted during the years ended December 31, 1997, 1998 and 1999: expected volatility of 18%-19.5%, expected maturities of seven years, risk-free interest rates equal to the yield on seven-year U.S. Treasury notes on the grant date and expected dividend yield of approximately 3%.

8.Employee Benefit Plans

   Genuity does not intend to offer a postretirement pension plan to employees once its employees are no longer employees of GTE. Genuity does intend to offer a defined contribution (401(k)) plan.

   GTE sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for its employees, which prior to the initial public offering, include Genuity's employees. The Predecessor did not sponsor either a pension plan or an other postretirement benefit plan. Approximately 600 of Genuity's employees are covered under defined benefit pension plans and postretirement health care and life insurance plans. Pension plans are generally noncontributory by plan participants. Postretirement health care plans are generally contributory and include a limit on the portion of the cost of benefits for recent and future retirees paid by Genuity.

   The cost and liability for the pension and other postretirement benefit plans recorded by Genuity are based on Genuity's participation in GTE's plans. Genuity's pension expense was $0.5 million, $0.9 million and $2.6 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $0.2 million and $0.1 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively. Genuity's other postretirement benefit expense was $0.2 million, $0.4 million and $0.3 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $0.1 million for the three-month period ended March 31, 1999 (unaudited). Genuity's pension liability was $2.5 million and $5.1 million as of December 31, 1998 and 1999, respectively, and $2.0 million as of March 31, 2000 (unaudited). Genuity's other postretirement benefit liability was $2.0 million and $2.2 million as of December 31, 1998 and 1999, respectively, and $1.9 million as of March 31, 2000 (unaudited).

   BBN Corporation maintained the BBN Corporation Retirement Trust (the BBN 401(k) plan), which is a 401(k) plan that includes matching and profit sharing features. The plan covers most employees of Genuity who are not covered by the GTE Savings Plan. It is anticipated that the plan will be sponsored and maintained by Genuity or one of its affiliates after the proposed initial public offering. GTE sponsors employee savings and stock ownership plans (the GTE 401(k) plans) under section 401(k) of the Internal Revenue Code. Through the

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

date of the proposed initial public offering the plans cover substantially all full-time employees of Genuity. Under the plans, Genuity provides matching contributions in either cash or GTE common stock based on qualified employee contributions. The Predecessor's matching contribution charged to income related to the BBN 401(k) plan was $0.6 million for the six months ended June 30, 1997. Genuity's matching contributions charged to income related to the GTE 401(k) plans and the BBN 401(k) plan were $1.0 million, $3.1 million, and $4.8 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $0.9 million and $2.2 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively.

9.Interest Expense, Net

   The combined statements of operations reflect total interest expense, less interest capitalized during construction and interest income as follows (in thousands):

                             Predecessor                   Genuity
                            -------------- --------------------------------------------
                              Six Months                                Three Months
                            Ended June 30, Year Ended December 31,     Ended March 31,
                            -------------- --------------------------  ----------------
                                 1997       1997      1998     1999     1999     2000
                            -------------- -------  --------  -------  -------  -------
                                                                         (unaudited)
   Interest expense........    $(2,951)    $(1,346) $(17,720) $(9,952) $(2,439) $(3,271)
   Interest capitalized....         --          --    17,700    6,408    1,818      298
   Interest income.........      2,473          --        --    3,361      187       --
                               -------     -------  --------  -------  -------  -------
     Interest Expense,
      Net..................    $  (478)    $(1,346) $    (20) $  (183) $  (434) $(2,973)
                               =======     =======  ========  =======  =======  =======

10.Income Taxes

   The income tax accounts included in the accompanying combined balance sheets and statements of operations are presented as if Genuity were a stand-alone company for all periods presented. The Predecessor was part of a stand-alone entity, and its income taxes were recorded on that basis. Taxable losses of Genuity aggregating $114.8 million, $526.7 million and $638.2 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $179.1 million for the three-month period ended March 31, 2000 (unaudited), have benefited GTE in its consolidated tax return. Genuity received reimbursements aggregating $40.4 million, $185.7 million and $223.5 million for the years ended
December 31, 1997, 1998 and 1999, respectively, and $62.5 million for the three-month period ended March 31, 2000 (unaudited). To present Genuity's tax provisions on a basis consistent with future periods these reimbursements have been accounted for as capital contributions. The tax provision included in the accompanying combined statements of operations represents the amounts owed for state taxes.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


     The significant components of Genuity's deferred tax assets and liabilities are as follows (in thousands):

                                                     December 31,       March
                                                   ------------------    31,
                                                     1998      1999      2000
                                                   --------  --------  --------
   Deferred tax assets:
     Employee benefit obligations................. $ 21,183  $ 22,200  $ 23,039
     NOL carryforward.............................   24,480    24,014    24,014
     Predecessor goodwill.........................   10,241    11,830    12,228
     Capitalized software.........................    3,548     5,256     5,256
     Other........................................   14,238    13,233    15,044
                                                   --------  --------  --------
       Total deferred tax assets..................   73,690    76,533    79,581
                                                   --------  --------  --------
   Deferred tax liabilities:
     Depreciation and amortization................   (7,100)  (32,688)  (37,428)
     Other intangibles............................  (35,775)  (29,247)  (27,615)
     Operating leases.............................   (4,201)   (4,201)   (4,201)
     Other........................................   (5,308)   (2,090)   (2,090)
                                                   --------  --------  --------
       Net deferred tax asset.....................   21,306     8,307     8,247
                                                   --------  --------  --------
       Deferred tax asset--current................    7,604     7,785     7,443
       Deferred tax asset--noncurrent.............   13,702       522       804
       Valuation allowance........................  (21,306)   (8,307)   (8,247)
                                                   --------  --------  --------
                                                   $     --  $     --  $     --
                                                   ========  ========  ========

   The net operating losses included above relate to Predecessor and are limited in their utilization under Internal Revenue Code Section 382. A full valuation allowance has been recorded in the accompanying combined financial statements to offset the net deferred tax asset because its future realizability is uncertain.

   The difference between the income tax rate computed by applying the statutory federal income tax rate of 35% to income before income taxes and the actual effective income tax rate is summarized as follows:

                                      Year Ended December 31,
                                      ---------------------------
                                                                    Three-Months
                                                                       Ended
                                                                     March 31,
                                       1997      1998      1999         2000
                                      -------   -------   -------   ------------
Statutory rate......................    (35.0%)   (35.0%)   (35.0%)    (35.0%)
Increase (decrease) resulting from--
  State taxes, net of federal
   benefit..........................      0.2       0.2       0.2        0.2
  Goodwill..........................      4.1       2.7       2.0        1.5
  Meals and entertainment...........      0.1       0.1       0.1        0.1
  Change in valuation allowance.....      6.3      (3.1)     (2.1)        --
  Tax losses benefited to GTE.......     25.2      35.3      35.0       33.4
  Other.............................     (0.6)      0.1       0.1        0.1
                                      -------   -------   -------      -----
                                          0.3%      0.3%      0.3%       0.3%
                                      =======   =======   =======      =====

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

11.Segment Reporting

   Effective December 31, 1998, Genuity adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting financial information about operating segments in annual and interim financial statements and requires restatement of prior year information. Operating segments are defined as units of a business for which financial information is available that is evaluated by the primary decision-makers in determining the manner in which resources are allocated and in assessing performance of the business.

   Genuity's operations are reported in three segments, Access, Hosting and Transport.

   Access--Internet access pertains to a variety of global Internet access services, including dial-up, dedicated, DSL and other broadband, by providing and managing the underlying scaleable infrastructure. Genuity also provides a range of customer premise equipment necessary to connect to the Internet, including routers, channel service units/data services units, modems, software and other products. Customers receive 24 hours per day, 7 days per week network monitoring and technical support from Genuity's Network Operations Centers
(NOC).

   Hosting--Hosting pertains to services that allow customers to successfully implement their e-business strategies through scaleable, reliable and secure Web sites, which serve as their e-business storefronts. Thee-business model enables companies to decrease sales costs; accelerate time to market; access new sales channels; increase revenues, productivity and customer satisfaction; and gain competitive advantage. Genuity currently operates ten global data centers, eight in the US, one in Leeds, England and one in Tokyo, Japan. Through the web hosting operation center, Genuity monitors these systems 24 hours a day and 7 days a week.

   Transport--Genuity provides a broad range of transport services to customers through a single point of contact for planning, ordering, installing, billing, maintaining and managing our customers transport services. Genuity provides seamless operation of local loops, central office connections and interexchange carrier transport. Through Genuity's NOC, network faults, intrusion or environmental alarms are observed, diagnostics are performed, and referrals or dispatches are initiated as needed.

   Other--Includes revenue from international operations, sale of international services and revenue generated from value-added Internet services of security, virtual private networks and voice-over IP.

   Network costs within GNI which are incurred to support the Access, Hosting and Transport segments are not allocated to these segments for management reporting or segment reporting purposes. Similarly, selling, general and administrative expenses are not allocated to the segments for management or segment reporting purposes.

   Revenues for America Online in relation to the Predecessor's total revenues represented 54% for the six months ended June 30, 1997. Revenues for America Online in relation to Genuity's total revenues were 42%, 53% and 52% for the years ended December 31, 1997, 1998 and 1999, respectively, and 53% and 46% for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively.

   Management utilizes several measurements to evaluate its operations and allocate resources. However, the principal measurements are consistent with Genuity's financial statements. The accounting policies of the segments are the same as those described in Note 1.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)
   Financial information for Genuity's segments is as follows (in thousands):

                          Predecessor               Genuity
                         -------------- ---------------------------------
                                                                               Three Months
                           Six Months       Year Ended December 31,          Ended March 31,
                         Ended June 30, ---------------------------------  ---------------------
                              1997        1997       1998        1999        1999        2000
                         -------------- ---------  ---------  -----------  ---------  ----------
                                                                               (unaudited)
Revenues
  Access................    $ 94,126    $ 128,838  $ 350,777  $   555,603  $ 128,038  $  183,285
  Hosting...............       9,601        9,690     33,469       48,811     10,028      21,692
  Transport.............          --       41,920     46,876       64,483     13,535      23,625
  Other.................       2,591        3,035     14,880       37,569      5,682      19,250
                            --------    ---------  ---------  -----------  ---------  ----------
   Total revenues.......     106,318      183,483    446,002      706,466    157,283     247,852
Operating Expenses
  Cost of goods sold....      92,670      166,040    492,794      767,498    160,540     283,928
  Selling, general and
   administrative.......      38,801      142,962    312,916      396,522     93,123     108,336
  Depreciation and
   amortization.........      10,536       49,444    104,444      187,628     41,092      53,786
                            --------    ---------  ---------  -----------  ---------  ----------
   Total operating
    expenses............     142,007      358,446    910,154    1,351,648    294,755     446,050
                            --------    ---------  ---------  -----------  ---------  ----------
Operating Loss..........     (35,689)    (174,963)  (464,152)    (645,182)  (137,472)   (198,198)
Other Income (Expense)
  Interest expense,
   net..................        (478)      (1,346)       (20)        (183)      (434)     (2,973)
  Other, net............      (1,496)       1,814     (2,924)         (32)      (341)     (8,067)
                            --------    ---------  ---------  -----------  ---------  ----------
Loss Before Income
 Taxes..................    $(37,663)   $(174,495) $(467,096) $  (645,397) $(138,247) $ (209,238)
                            ========    =========  =========  ===========  =========  ==========

Property, Plant and
 Equipment, Net
  Access................    $ 44,212    $  50,849  $ 100,884  $   180,777  $ 109,663  $  190,494
  Hosting...............       7,957       23,023     29,310       52,998     30,421      66,686
  Transport.............          --       27,313     26,752       26,974     26,263      26,342
  GNI...................          --      263,467    705,892    1,162,287    764,194   1,243,404
  Other.................      20,010        3,036     46,142       97,898     61,264     102,465
                            --------    ---------  ---------  -----------  ---------  ----------
   Total................    $ 72,179    $ 367,688  $ 908,980  $ 1,520,934  $ 991,805  $1,629,391
                            ========    =========  =========  ===========  =========  ==========

Capital Expenditures/1/
  Access................    $ 21,741    $  21,002  $  57,344  $   112,872  $  15,376  $   22,894
  Hosting...............         402        6,422     14,801       34,258      4,111      17,352
  Transport.............          --          215      7,485        5,377      1,454         547
  GNI...................          --      263,610    458,038      531,719     74,214     103,238
  Other.................       1,112        8,242     50,163       60,130     10,002      19,062
                            --------    ---------  ---------  -----------  ---------  ----------
   Total................    $ 23,255    $ 299,491  $ 587,831  $   744,356  $ 105,157  $  163,093
                            ========    =========  =========  ===========  =========  ==========

Depreciation and
 Amortization
  Access................    $  6,375    $   6,341  $  12,649  $    32,543  $   6,597  $   10,138
  Hosting...............         138        2,534      8,514       12,585      3,000       3,664
  Transport.............          --        6,852      8,012        7,180      1,943       1,782
  GNI...................          --          143     19,119       72,475     14,971      20,654
  Other.................       4,023       33,574     56,150       62,845     14,581      17,548
                            --------    ---------  ---------  -----------  ---------  ----------
   Total................    $ 10,536    $  49,444  $ 104,444  $   187,628  $  41,092  $   53,786
                            ========    =========  =========  ===========  =========  ==========
International
  Revenues..............    $    279    $     710  $   5,622  $    22,816  $   3,812  $    8,682
  Long-lived assets.....         --           --         --         1,855        427       4,654

--------
/1/ Includes accruals and capital leases.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


12.Commitments and Contingencies

Leases

   Genuity leases office space and network equipment under long-term capital and operating leases. These leases have options for renewal with provisions for increased rent upon renewal. The Predecessor's rent expense was $2.1 million for the six months ended June 30, 1997, and Genuity's rent expense was $5.1 million, $12.9 million and $19.9 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $3.7 million and $6.6 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively. Rent expense is included in cost of goods sold and selling, general and administrative expenses in the accompanying combined statements of operations.

   As of December 31, 1999, future minimum lease payments under noncancelable capital and operating leases with initial or remaining periods in excess of one year were as follows (in thousands):

                                                             Capital   Operating
                                                              Leases    Leases
                                                             --------  ---------
   2000..................................................... $ 33,475  $ 66,419
   2001.....................................................   28,701    60,143
   2002.....................................................   25,176    32,293
   2003.....................................................   11,643    26,142
   2004.....................................................      823    20,230
   Subsequent years.........................................       --    56,502
                                                             --------  --------
     Total minimum lease payments...........................   99,818  $261,729
                                                                       ========
   Amount representing interest.............................  (10,128)
                                                             --------
     Present value of minimum lease payments................ $ 89,690
                                                             ========

   GTE guarantees Genuity's existing real estate leases.

Contract Commitments

   Genuity has entered into several agreements for indefeasible rights of use
(IRU) for its network infrastructure in the United States. The initial terms of the IRUs are for 20-25 years, with options to extend the term. As of December 31, 1999 and March 31, 2000, the outstanding commitments under the agreements is approximately $17.4 million and $16.6 million, respectively. Genuity is also obligated to pay operating and maintenance costs under the contract terms.

   Genuity has entered into a number of agreements for IRU to trans-oceanic cable systems that are either deployed or in the process of being deployed. The initial terms of the IRU is for 25 years. As of December 31, 1999 and March 31, 2000, outstanding commitments under these agreements total approximately $54.4 million and $52.5 million (unaudited), respectively.

                                  GENUITY INC.

                (Including Data Appliable to Unaudited Periods)


   Genuity has a noncancelable long-term purchase commitment with a circuit provider. The purchase agreement contains provisions that require Genuity to purchase a minimum amount of services annually through 2003. If Genuity does not purchase the minimum services, it is required to pay the amount of the shortfall between the minimum commitments and actual purchases. As of December 31, 1999, future minimum circuit payments under this noncancelable purchase commitment were as follows (in thousands):

   2000............................................................... $ 38,000
   2001...............................................................   28,000
   2002...............................................................   24,000
   2003...............................................................   24,000
                                                                       --------
     Total minimum circuit purchases.................................. $114,000
                                                                       ========

Contingencies

   Some claims arising in the ordinary course of business are pending against the Company. In the opinion of management, these claims are without merit and are not expected to have a material effect on operations.

13.Related Party Transactions

   Genuity recorded revenues for transport services that it provided to affiliates in the amount of $13.6 million, $17.5 million and $24.1 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $5.5 million and $11.7 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively. The transport services provided are similar to services provided to unaffiliated customers and are priced at comparable rates.

   Genuity purchases payroll, purchasing, electronic data processing services and other general and administrative services from GTE and affiliates whose business is the provision of these services. The cost of these services to Genuity was $39.6 million, $92.3 million and $84.1 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $25.2 million and $21.2 million for the three-month periods ended March 31, 1999 and 2000 (unaudited), respectively, and were based on the cost of providing these services as determined by cost and time studies performed periodically.

   In management's view, the cost of services provided to Genuity by GTE and affiliates reasonably approximates the costs that Genuity would have incurred if it had performed the services.

   Note payable to, and receivable from GTE include GTE funding of net cash flows to and from Genuity. Accounts receivable from, and accounts payable to affiliates represent balances from transactions in the ordinary course of business between Genuity and affiliates.

Transition Services Agreements

   GTE and its affiliates currently provide a range of administrative and support services to Genuity. In connection with the proposed initial public offering of Genuity's shares of Class A common stock, Genuity will enter into
(1) an Agreement for Transition Services under which GTE Service will continue to provide Genuity with services such as accounting and cash processing, billing and collection processing, human resource services, benefits administration and real estate support services and (2) an Agreement for Information Technology Transition Services under which Genuity and GTE Service will provide each other with software and hardware support services.

                                  GENUITY INC.

                (Including Data Appliable to Unaudited Periods)


   In addition, GTE Service and Genuity will provide each other with wide area network support and computer programming and technical services, including the development of software interfaces and modifications and enhancements to existing systems.

   The fees for these transition services are fixed under the agreements and were negotiated based on historical costs and comparable market prices. Both agreements have a term of one year, but the term of many services will be less than a year. We will be able to terminate each or any portion of the agreements at any time upon 120 days notice to GTE Service. As an exception, the billing and collection processing services require 180 days notice in order to provide adequate transition time. GTE Service has the right to terminate the agreements on 120 days notice only with respect to the information technology services that it receives from Genuity. Until termination or expiration, GTE Service will be obligated to cooperate with Genuity to transition the work to another provider and to use commercially reasonable efforts to secure Genuity's continued use of any necessary third party technology.

Purchase, Resale and Marketing Agreement

   Genuity plans to enter into a Purchase, Resale and Marketing Agreement under which Verizon will purchase services from Genuity, that will include Internet access, value-added e-business services and private line and asynchronous transfer mode transport services. Verizon will be permitted to use these services internally or resell the services on a stand-alone basis or as part of a bundled solution. Those services resold by Verizon may be co-branded with Genuity or may be branded without use of Genuity's marks. To the extent Genuity jointly markets services with Verizon, Genuity will do so in compliance with all applicable federal law. Genuity will not jointly market its services with Verizon in states in which Verizon would not have legal authority under applicable federal law to operate Genuity. Genuity has granted Verizon most favored customer pricing and volume-based discounts. Under the terms of the agreement, Verizon will purchase at least $500 million of Genuity's services over a five year period. In the event that Verizon has not purchased $200 million in services by the end of the third year of the contract, it would be required to pay to Genuity at that time the difference between the amount of services purchased to date and $200 million. Similarly, in the event Verizon has not purchased $500 million in services by the end of the fifth year of the contract, it would be required to pay to Genuity at that time the difference between the amount of services purchased to that date, including any shortfall payment made at the end of the third year, and $500 million. The minimum purchase commitment is reduced in the event Genuity does not comply with various obligations as to competitive pricing and other aspects of service, sale and delivery. If the merger between Bell Atlantic and GTE is not completed, this agreement does not become effective and Bell Atlantic is not obligated to purchase any services from us.

   In conjunction with the Purchase, Resale and Marketing Agreement, Genuity also plans to provide to Verizon undersea cable capacity in the ARCOS-1 Caribbean Ring System and has committed to negotiate with Verizon with respect to obtaining capacity on the Americas III Cable Network currently under construction.

Intellectual Property Agreements

   Genuity intends to enter into agreements with GTE Service in order to allocate rights relating to existing and future patents, software, other types of intellectual property and technical services.

Network Monitoring Agreement

   Under the terms of an existing agreement, Genuity receives continual monitoring for some elements of Genuity's network infrastructure from GTE Network Services, including monitoring of network-enabling devices and processes to detect anomalies occurring in the network. The fees for monitoring services are fixed

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)

under the agreement and were negotiated based on historical costs and comparable market prices. The agreement may be terminated by Genuity on 90 days notice. Verizon will cease providing network monitoring services to Genuity by October 31, 2000.

Real Estate Agreements

   Genuity plans to enter into several agreements with Verizon to allocate space in various leased and owned properties between Genuity and Verizon. None of the properties involved are material to Genuity's operations or business. Provisions of each agreement, including the lease and sublease payment of rent terms, vary depending on the underlying lease at the specified property and the result of negotiations pertaining to specific issues at a specified property.

   In order to effect a transition to a stand-alone company, GTE also has agreed to issue new guaranties and to continue existing guaranties in order to support Genuity's real estate obligations. GTE has agreed to continue to issue new guaranties until six months following the proposed initial public offering or the date on which both Standard & Poor's and Moody's publish a credit rating for Genuity, whichever occurs first. Genuity has agreed to pay GTE a commercially reasonable fee during the time the guaranties are in force.

Registration Rights Agreement

   Immediately after the completion of Genuity's proposed initial public offering, Verizon and its transferees or assignees will be entitled to cause Genuity to register shares of Class A common stock that are issued following conversion of either Genuity's Class B common stock or Genuity's Class C common stock. In addition, this agreement will provide Verizon with certain demand, piggyback and shelf registration rights after six months following the proposed initial public offering.

14.Subsequent Events

Recapitalization

   On June 23, 2000, Genuity completed a recapitalization. As part of the recapitalization, Genuity converted 510 shares of common stock issued and outstanding to 18,256,000 shares of Class B common stock.

   In connection with the recapitalization, on June 22, 2000 GTE executed a recapitalization agreement in connection with its receipt of the Class B common stock. Under this agreement, GTE exchanged all of the shares of its Genuity common stock for such number of shares of Class B common stock that will equal 9.5% of the total number of shares of the common stock outstanding immediately after the completion of the proposed initial public offering. The recapitalization agreement contains customary representations and warranties, including with respect to the issuance of the Class B common stock. In addition, the recapitalization agreement contains provisions requiring Genuity to obtain the consent of Verizon prior to taking actions such as making acquisitions for consideration that exceeds 20% of Genuity's market capitalization, making any acquisitions with a purchase price in excess of $100 million or entering into any joint venture with an investment in excess of $100 million that is not closely related to Genuity's business, making any disposition in excess of 20% of Genuity's market capitalization, and certain other restrictions on incurring indebtedness and other protective rights.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


Common Stock

   The shares of Genuity's Class A common stock, Class B common stock and Class C common stock are identical in all respects except for voting rights, conversion rights and as otherwise described below. The rights, preferences and privileges of holders of our Class A common stock, Class B common stock and Class C common stock are subject to the rights of the holders of shares of any other class of common stock that Genuity may authorize and issue and any series of preferred stock that Genuity may designate and issue in the future.

   Voting Rights. Except as required by law or as described below, the holders of the Class A common stock, Class B common stock and Class C common stock vote together as a single class on all matters submitted to a vote of Genuity's stockholders. Each share of Class A common stock entitles the holder to one vote per share. So long as 50% or more of the shares of Class B common stock outstanding at the completion of the proposed initial public offering remain outstanding, no holder or group of holders of Class A common stock may vote any of their shares in excess of 20% of the aggregate number of the then outstanding number of shares of Class A common stock.

   Each share of Class B common stock entitles the holder to one vote per share. The holders of the Class B common stock, voting separately as a class, are entitled to elect one of our directors.

   Genuity is also required to obtain the consent of the holders of Class B common stock, before taking specific actions, including making significant acquisitions or dispositions, entering into major business combinations, and incurring indebtedness or issuing additional equity securities in excess of specified limits

   Under the terms of the FCC order, Verizon has agreed that it will not consent to Genuity's acquisition of a traditional voice long-distance provider unless the FCC has first reviewed and approved the acquisition.

   Each share of Class C common stock entitles the holder to five votes per share.

   Conversion. Immediately after the completion of the proposed initial public offering, Verizon will own all of the outstanding shares of Genuity's Class B common stock.

   Under the terms of the FCC order:


  . if Verizon eliminates the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines, Verizon could convert the Class B common stock into 800 million shares of Class C common stock which immediately after the proposed initial public offering would represent approximately 82% of our total equity and approximately 96% of the total voting power;

  . if Verizon eliminates the applicable Section 271 restrictions as to at least 50% of the Bell Atlantic in-region lines and, under circumstances described in the Recapitalization Agreement, it first offers its shares to Genuity, it could transfer its shares of Class B common stock to one or more third parties that would then be able to convert the Class B common stock into an aggregate of 800 million shares of Class A common stock, which immediately after this offering would represent approximately 82% of our total equity and voting power; and

  . if Verizon does not eliminate the applicable Section 271 restrictions as to at least 50% of Bell Atlantic in-region lines, the Class B common stock is convertible into shares of Class A common stock representing only 10% of Genuity's total common stock outstanding immediately after conversion.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)



   Under the terms of the FCC order, if Verizon has not eliminated the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines on or before the fifth anniversary of the closing of the merger of Bell Atlantic and GTE, which date may be extended under certain conditions, Verizon's ability to convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock will expire. If Verizon has satisfied the applicable Section 271 restrictions as to 100% of Bell Atlantic in-region lines on or before that date, or any extension, its ability to convert the Class B common stock into 800 million shares of Class A common stock or Class C common stock will not expire. The Class B common stock transferred to a third party will not be subject to this expiration limitation.

   Each share of Class C common stock is convertible by the holder at any time into one share of Class A common stock. Each share of Class C common stock will automatically convert into one share of Class A common stock if at any time the aggregate number of outstanding shares of Class C common stock, together with shares of Class C common stock issuable upon conversion of Class B common stock, constitutes less than 10% of Genuity's outstanding common stock.

   Verizon's Right to Acquire Additional Shares. If at any time during the one year following conversion by Verizon or its affiliates of any shares of Class B common stock, Verizon and its affiliates hold shares of Class A common stock and Class C common stock that in the aggregate exceed 70% of the total number of shares of outstanding common stock, Verizon may acquire from Genuity during this one-year period a number of shares of Class A common stock so that it will own shares of common stock equal to 80% of the total number of shares of the outstanding common stock.

   Genuity Right of First Offer. Under the terms of the FCC order, if Verizon seeks to sell some or all of its shares of Genuity Class B common stock, or the shares of Genuity common stock received by it on conversion of all or some of Genuity's shares of its Class B common stock, after eliminating the applicable
Section 271 restrictions as to at least 50% but less than 95% of Bell Atlantic in-region lines, Verizon will first offer to sell those shares to Genuity with the purchase price payable in the form of an unsubordinated, marketable debt instrument of Genuity with a fair market value equal to its face value. Genuity's issuance to Verizon of such a debt instrument shall constitute an exception to any limitation on the aggregate amount of Genuity's debt that Verizon may hold pursuant to the FCC order. This debt instrument will bear interest at a commercially reasonable rate, comparable to rates under similar instruments held by companies with debt ratings comparable to Genuity's, with a commercially reasonable time for repayment. The purchase price for all of the shares of Class B common stock will be equal to the lower of (a) the fair market value of those shares as determined by a nationally recognized independent investment banker selected jointly by Verizon and Genuity or (b) the sum of:

  . the value of a 10% equity interest in Genuity at the time of such sale, based on the average of the closing prices of the Class A common stock on the thirty trading days prior to the date Verizon offers the shares to Genuity; and

  . the amount Verizon would have had on the date of the completion of the sale if it had taken the amount of its initial investment in Genuity above a 10% equity interest, based on the initial public offering price for the Class A common stock, and invested such amount at the time of the closing of the initial public offering in the S&P 500 Index.

   Verizon has agreed to grant any consent necessary for Genuity to be able to complete the purchase of Verizon's Class B common stock.

                                  GENUITY INC.

                (Including Data Applicable to Unaudited Periods)


   Liquidation. In the event of any dissolution, liquidation, or winding up of Genuity's affairs, whether voluntary or involuntary, the holders of the Class A common stock, the Class B common stock and the Class C common stock will be entitled to share ratably, in proportion to the number of shares they represent of Genuity's outstanding common stock, in the assets legally available for distribution to stockholders, in each case after payment of all of Genuity's liabilities and subject to preferences that may apply to any series of preferred stock then outstanding. Genuity may not dissolve, liquidate or wind up its affairs without obtaining the consent of the holders of the outstanding shares of its Class B common stock.

   Mergers and Other Business Combinations. If Genuity enters into a merger, consolidation or other similar transaction in which shares of its common stock are exchanged for or converted into securities, cash or any other property, the holders of each class of Genuity's common stock will be entitled to receive an equal per share amount of the securities, cash, or other property, as the case may be, for which or into which each share of any other class of common stock is exchanged or converted; provided that in any such merger, consolidation or other similar transaction, the holders of the shares of Class B common stock shall be entitled to receive, at their election, either (1) the merger consideration such holders would have received had they converted their shares of Class B common stock immediately prior to the consummation of such transaction or (2) a new security that is convertible into the merger consideration and has substantially identical voting and other rights as the Class B common stock. In any transaction in which shares of capital stock are distributed, the shares that are exchanged for or converted into the capital stock may differ as to voting rights and conversion rights only to the extent that the voting rights and conversion rights of Class A common stock, Class B common stock and Class C common stock differ at that time. As described above, the holders of the Class B common stock, voting separately as a class, must consent to any merger, consolidation or other similar transaction.

   Other Provisions. The holders of Class A common stock, Class B common stock and Class C common stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions that apply to the Class A common stock, the Class B common stock or the Class C common stock.

   Immediately following the closing of the proposed initial public offering, Genuity's authorized capital stock will consist of 1,600,000,000 shares of Class A common stock, par value $0.01 per share, 21,000,000 shares of Class B common stock, par value $0.01 per share, 800,000,000 shares of Class C common stock, par value $0.01 per share, and 0 shares of preferred stock, par value $0.01 per share. Immediately following the closing of the initial public offering, there will be outstanding: (1) 173,913,000 shares of Class A common stock; (2) options to purchase approximately 50,000,000 shares of Class A common stock; (3) 18,256,000 shares of Class B common stock, all of which will be held of record by Verizon as of that date; (4) no shares of Class C common stock; and (5) no shares of preferred stock.

Preferred Stock

   The Genuity board of directors has the authority, without further action by the holders of Genuity Class A common stock or Class C common stock, to issue from time to time, shares of Genuity preferred stock in one or more series. The issuance of shares of preferred stock is, however, subject to the approval of holders of the Class B common stock. Once the approval of the holders of the Class B common stock has been obtained, the Genuity board of directors may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. After the closing of the initial public offering, there will be no shares of preferred stock outstanding.

                                  GENUITY INC.

                (Including Data Appliable to Unaudited Periods)


Long-Term Stock Incentive Plan

   Genuity's employees have historically been among those granted options to purchase common stock of GTE. The Long-Term Stock Incentive Plan was adopted by the board of directors and Genuity's sole stockholder. The Long-Term Stock Incentive Plan provides for the following awards based on the Class A common stock: stock options, stock appreciation rights, stock-based performance bonuses and other stock-based awards. No cash awards will be permitted under the plan (except in lieu of fractional shares). Awards may be granted to employees of Genuity or any entity in which it owns at least a 10% interest. The Long-Term Stock Incentive Plan will be administered by the executive compensation committee of the Genuity board of directors. The administrator has the authority to determine eligibility, grant awards and make all other determinations under the plan.

   Stock options granted under the Long-Term Stock Incentive Plan may have a term of up to 10 years and may be either incentive stock options, as defined in the Internal Revenue Code, or nonqualified stock options. Stock options granted may not be assigned other than by will or by applicable laws descent and distribution. The period or periods during which an award will be exercisable or remain outstanding, including any periods following termination of service, the manner of exercise and other details of awards will be determined by the administrator consistent with the Long-Term Stock Incentive Plan.

   The aggregate number of Class A common stock available for awards under the Long-Term Stock Incentive Plan will be 8.95% of the outstanding number of shares of Class A common stock at the time of the offering, assuming the conversion of the Class B common stock into Class A common stock to the maximum extent permitted by the certificate of incorporation.

Outside Directors' Compensation Plan

   Pursuant to the Outside Directors' Compensation Plan, non-employee directors who have agreed to serve on Genuity's board of directors at the time of the proposed initial public offering will receive, effective upon the completion of the proposed initial public offering, a $30,000 annual cash fee and options to purchase 30,000 shares of Class A common stock at an exercise price equal to the initial public offering price. In addition, non-employee directors who agree after the initial public offering to serve on the board of directors will receive, effective upon election to the board of directors, a $30,000 annual cash fee and options to purchase 30,000 shares of Class A common stock at an exercise price equal to the fair market value at the time of the grant. Options issued to the directors will vest in three equal installments. The first installment will immediately vest on the date of grant, but will not become exercisable until the day immediately before the first annual meeting of the stockholders. The second installment will vest and become immediately exercisable on the day immediately before the second annual meeting of the stockholders. The third installment will vest and become immediately exercisable on the day immediately before the third annual meeting of the stockholders.

15. Pro Forma (unaudited)

   On June 23, 2000 Genuity issued 18,256,000 shares of Class B common stock to GTE in exchange for its existing outstanding shares. These shares have been reflected as if issued on January 1, 1997.

   The pro forma effect of GTE's capital contribution to Genuity of $178 million, of which $46 million will be utilized to fund certain accrued compensation amounts and employee benefit plan obligations, has been presented separately in Genuity's accompanying combined balance sheets and combined statements of changes in stockholder's equity.

                                  GENUITY INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

          For the Years Ended December 31, 1997, 1998 and 1999 and the
           Three Months Ended March 31, 2000 (Unaudited) for Genuity and the Six Months Ended June 30, 1997 for the Predecessor
                                 (in thousands)

                (Including Data Applicable to Unaudited Periods)

        Column A          Column B          Column C            Column D        Column E
        --------         ---------- ------------------------- ------------   --------------
                         Balance at Charged to   Charged to
                         beginning  costs and  other accts.-- Deductions--   Balance at end
      Description        of period   expenses     describe      describe       of period
      -----------        ---------- ---------- -------------- ------------   --------------
PREDECESSOR
1997
Allowance for doubtful
 accounts...............   $  948     $1,840       $    1(a)    $   (35)(c)      $2,754

--------------------------------------------------------------------------------

GENUITY
1997
Allowance for doubtful
 accounts...............   $  520     $1,898       $2,754(b)    $  (850)(c)      $4,322
1998
Allowance for doubtful
 accounts...............   $4,322     $2,256       $  131(a)    $(3,058)(c)      $3,651
1999
Allowance for doubtful
 accounts...............   $3,651     $4,799       $  201(a)    $(3,101)(c)      $5,550
March 31, 2000
 (unaudited)
Allowance for doubtful
 accounts...............   $5,550     $1,553       $   52(a)    $(2,679)(c)      $4,476

--------
(a) Represent bad debt recoveries
(b) Represents the impact of acquiring the Predecessor
(c) Represent write-offs of uncollectible receivable balances

--------------------------------------------------------------------------------

                               173,913,000 Shares

                              Class A Common Stock

                                LOGO OF GENUITY


                                 $    PER SHARE


Morgan Stanley Dean Witter                                  Salomon Smith Barney


--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission Registration Fee and the National Association of Securities Dealers, Inc. Filing Fee.

      Securities and Exchange Commission Registration Fee........... $  792,000
      National Association of Securities Dealers Filing Fee.........     30,500
      Nasdaq National Market Listing Fee............................     95,000
      Blue Sky Fees and Expenses....................................     20,000
      Transfer Agent and Registrar Fees.............................    100,000
      Accounting Fees and Expenses..................................  1,850,000
      Directors and Officers Liability Insurance....................    870,000
      Legal Fees and Expenses.......................................  1,300,000
      Printing Expenses.............................................    500,000
      Miscellaneous.................................................    449,044
                                                                     ==========
        Total....................................................... $6,006,544

ITEM 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under some circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933.

   As permitted by the Delaware General Corporation Law, the certificate of incorporation of the Registrant provides that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time the liability is determined. As permitted by the Delaware General Corporation Law, the certificate of incorporation of the Registrant also provides that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

   The Registrant is in the process of obtaining policies of insurance under which coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

   The Underwriting Agreement provides for the indemnification of officers and directors of the Registrant by the Underwriters against some types of liability.

ITEM 15. Recent Sales of Unregistered Securities.

   In the three fiscal years prior to the effective date of this Registration Statement, we have issued and sold the following unregistered securities:

   On September 12, 1997, Genuity issued and sold 500 shares of its common stock, par value $1.00 per share, to GTE Corporation for an aggregate price of $500.

   On June 22, 2000, Genuity issued and sold 10 shares of its common stock, par value $1.00 per share, to Contel Federal Systems for an aggregate price of $10.

   On June 23, 2000, Genuity issued in the aggregate 18,256,000 shares of its Class B common stock, par value $0.01 per share to GTE Corporation and Contel Federal Systems in exchange for the 510 shares of its common stock, par value $1.00 per share, held collectively by GTE Corporation and Contel Federal Systems.

   The sales and issuances of securities listed above were deemed to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

  (a)  The following exhibits are filed herewith:

 Exhibit
 Number  Exhibit Title
 ------- -------------
  1.1    Form of Underwriting Agreement+
  3.1    Certificate of Incorporation+
  3.2    Amended and Restated Certificate of Incorporation (To Be Filed Prior
         to Effectiveness of Registration Statement)+
  3.3    By-laws+
  3.4    Amended and Restated By-laws+
  4.1    Specimen Class A Common Stock Certificate+
  5.1    Opinion of Ropes & Gray+
 10.1    2000 Long-Term Stock Incentive Plan+
 10.2    Outside Directors' Compensation Plan+
 10.3    IRU Agreement dated as of May 2, 1997 by and between Qwest
         Communications Corporation and GTE Intelligent Network Services
         Incorporated(1)+
 10.4    First Amendment to IRU Agreement dated as of August 13, 1997(1)+
 10.5    Second Amendment IRU Agreement dated as of May 29, 1998(1)+
 10.6    Third Amendment to IRU Agreement dated as of November 16, 1998(1)+
 10.7    Fourth Amendment to IRU Agreement dated as of February 5, 1999(1)+
 10.8    Network Services Agreement by and between America Online, Inc. and BBN
         Corporation effective as of December 31, 1999(1)
 10.9    Form of Agreement for Transition Services between GTE Service
         Corporation and Genuity Solutions Inc.(2)+
 10.10   Form of Agreement for IT Transition Services between GTE Service
         Corporation and Genuity Solutions Inc.(2)+
 10.11   Form of Purchase, Resale and Marketing Agreement between Bell Atlantic
         Corporation and Genuity Solutions Inc.(1)(2)+
 10.12   Form of Software License Agreement between GTE Service Corporation and
         Genuity Solutions Inc.(2)+
 10.13   Form of Software Development and Technical Services Agreement between
         GTE Service Corporation and Genuity Solutions Inc.(2)+
 10.14   Form of Intellectual Property Ownership and Cross License Agreement
         between GTE Service Corporation and Genuity Solutions Inc.(2)+
 10.15   Form of Facility Lease Agreement(2)+
 10.16   Form of Sublease Agreement(2)+
 10.17   Form of Assignment and Assumption of Lease(2)+
 10.18   Form of Financial Support Agreement Regarding Guaranty of Obligation
         between GTE Corporation and Genuity Inc.(2)+
 10.19   Form of Request by Genuity Inc. for Continuation of Financial Support
         after Separation between GTE Corporation and Genuity Inc.(2)+
 10.20   Master Services Agreement dated as of September 14, 1999 between GTE
         Network Services and GTE Global Network Incorporated+
 10.21   Form of First Amendment to Master Services Agreement between GTE
         Network Services and GTE Corporation(2)+
 10.22   Form of Second Amendment to Master Services Agreement between GTE
         Network Services and GTE Corporation(2)+

Exhibit
Number   Exhibit Title
-------  -------------
10.23    Executive Deferral Plan+
10.24    2000 Executive Incentive Plan+
10.25    Executive Employment Agreement between Genuity Inc. and Paul R. Gudonis+
10.26    Executive Employment Agreement between Genuity Inc. and Joseph C. Farina+
10.27    Executive Employment Agreement between Genuity Inc. and Daniel P. O'Brien
10.28    Executive Employment Agreement between Genuity Inc. and Ira H. Parker+
10.29    Consent of Philippe P. Dauman+
10.30    Consent of Duncan M. Davidson+
10.31    Consent of John W. Gerdelman+
10.32    Consent of Debra L. Lee+
10.33    Consent of Michael T. Masin+
10.34    Registration Rights Agreement between Genuity Inc. and GTE Corporation and Contel Federal
         Systems, Inc.+
10.35    Subscription and Recapitalization Agreement between Genuity Inc. and GTE Corporation and Contel
         Federal Systems
10.36    Form of Software Escrow Agreement between GTE Service Corporation and Genuity
         Solutions Inc.(2)+
21.1     Subsidiaries+
23.1     Consent of Ropes & Gray (Exhibit 5.1)+
23.2     Consent of Arthur Andersen LLP
24.1     Power of Attorney (Signature Page)+
27.      Financial Data Schedule+

--------
 + Previously Filed.
(1) There are portions of these agreements that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
(2) These agreements are being filed in the form in which they will be executed immediately upon the closing of the merger of Bell Atlantic Corporation and GTE Corporation.

   Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. Undertakings.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14-- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

     (b)  The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, State of Massachusetts, on the 23rd day of June, 2000.

                                          GENUITY INC.

                                          By     /s/ Paul R. Gudonis
                                             ----------------------------------
                                                     Paul R. Gudonis
                                                        President

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

   /s/       Paul R. Gudonis         President and Director          June 23, 2000
____________________________________ (Principal Executive
          Paul R. Gudonis            Officer)

                 *                   Director                        June 23, 2000
____________________________________
          Charles J. Gibney

                 *                   Director                        June 23, 2000
____________________________________
           James L. Freeze

                 *                   Vice President, Finance         June 23, 2000
____________________________________ (Principal Financial Officer
         David B. Monaghan           and Principal Accounting
                                     Officer)

   /s/       Paul R. Gudonis
____________________________________
 *Paul R. Gudonis, Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
 Number  Exhibit Title
 ------- -------------
  1.1    Form of Underwriting Agreement+
  3.1    Certificate of Incorporation+
  3.2    Amended and Restated Certificate of Incorporation (To Be Filed Prior
         to Effectiveness of Registration Statement)+
  3.3    By-laws+
  3.4    Amended and Restated By-laws+
  4.1    Specimen Class A Common Stock Certificate+
  5.1    Opinion of Ropes & Gray+
 10.1    2000 Long-Term Stock Incentive Plan+
 10.2    Outside Directors' Compensation Plan+
 10.3    IRU Agreement dated as of May 2, 1997 by and between Qwest
         Communications Corporation and GTE Intelligent Network Services
         Incorporated(1)+
 10.4    First Amendment to IRU Agreement dated as of August 13, 1997(1)+
 10.5    Second Amendment IRU Agreement dated as of May 29, 1998(1)+
 10.6    Third Amendment to IRU Agreement dated as of November 16, 1998(1)+
 10.7    Fourth Amendment to IRU Agreement dated as of February 5, 1999(1)+
 10.8    Network Services Agreement by and between America Online, Inc. and BBN
         Corporation effective as of December 31, 1999(1)
 10.9    Form of Agreement for Transition Services between GTE Service
         Corporation and Genuity Solutions Inc.(2)+
 10.10   Form of Agreement for IT Transition Services between GTE Service
         Corporation and Genuity Solutions Inc.(2)+
 10.11   Form of Purchase, Resale and Marketing Agreement between Bell Atlantic
         Corporation and Genuity Solutions Inc.(1)(2)+
 10.12   Form of Software License Agreement between GTE Service Corporation and
         Genuity Solutions Inc.(2)+
 10.13   Form of Software Development and Technical Services Agreement between
         GTE Service Corporation and Genuity Solutions Inc.(2)+
 10.14   Form of Intellectual Property Ownership and Cross License Agreement
         between GTE Service Corporation and Genuity Solutions Inc.(2)+
 10.15   Form of Facility Lease Agreement(2)+
 10.16   Form of Sublease Agreement(2)+
 10.17   Form of Assignment and Assumption of Lease(2)+
 10.18   Form of Financial Support Agreement Regarding Guaranty of Obligation
         between GTE Corporation and Genuity Inc.(2)+
 10.19   Form of Request by Genuity Inc. for Continuation of Financial Support
         after Separation between GTE Corporation and Genuity Inc.(2)+
 10.20   Master Services Agreement dated as of September 14, 1999 between GTE
         Network Services and GTE Global Network Incorporated+
 10.21   Form of First Amendment to Master Services Agreement between GTE
         Network Services and GTE Corporation(2)+
 10.22   Form of Second Amendment to Master Services Agreement between GTE
         Network Services and GTE Corporation(2)+
 10.23   Executive Deferral Plan+
 10.24   2000 Executive Incentive Plan+
 10.25   Executive Employment Agreement between Genuity Inc. and Paul R.
         Gudonis+
 10.26   Executive Employment Agreement between Genuity Inc. and Joseph C.
         Farina+
 10.27   Executive Employment Agreement between Genuity Inc. and Daniel P.
         O'Brien
 10.28   Executive Employment Agreement between Genuity Inc. and Ira H. Parker+
 10.29   Consent of Philippe P. Dauman+

 Exhibit
 Number  Exhibit Title
 ------- -------------
 10.30   Consent of Duncan M. Davidson+
 10.31   Consent of John W. Gerdelman+
 10.32   Consent of Debra L. Lee+
 10.33   Consent of Michael T. Masin+
 10.34   Registration Rights Agreement between Genuity Inc. and GTE Corporation and Contel Federal Systems, Inc.+
 10.35   Subscription and Recapitalization Agreement between Genuity Inc. and
         GTE Corporation and Contel Federal Systems
 10.36   Form of Software Escrow Agreement between GTE Service Corporation and
         Genuity Solutions Inc.(2)+
 21.1    Subsidiaries+
 23.1    Consent of Ropes & Gray (Exhibit 5.1)+
 23.2    Consent of Arthur Andersen LLP
 24.1    Power of Attorney (Signature Page)+
 27.     Financial Data Schedule+

--------
 + Previously Filed.
(1) There are portions of these agreements that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
(2) These agreements are being filed in the form in which they will be executed immediately upon the closing of the merger of Bell Atlantic Corporation and GTE Corporation.